EXHIBIT 99.1

STRATEGY RECRUITMENT ASIA PACIFIC

SERVICE

SKILLS SOCIETY ENGINEER TRUST

SUCCESS

RECRUITMENT TECHNOLOGY LIFE

YOUTH AWARD

SENIOR EMPLOYMENT

LEADERSHIP PROXIMITY WORK

Adecco

RESPONSI

COMMITMENT CLIENT

GROWTH AMERICAS

SOCIETY

TRANSITION

LIFE RESULT

EUROPE CAREER TEAM

OPPORTUNITY RECRUITM

CANDIDATE

COLLEAGUE SOLUTIONS

TALENT TRUST

Back to Contents

Adecco Group at a Glance
The Adecco Group is the global leader in Human Resources services. Through its unrivalled office network, the Group offers the broadest range of services in the industry, meeting the needs of both local and global clients.

EUR 17.2 billion revenues
EUR 332 million net income
30,000 employees (at the end of 2004)
Up to 700,000 associates on assignment every day
Up to 150,000 clients served every day
Over 6,000 offices in 70 countries and territories

Adecco Staffing
As undisputed market leader, Adecco Staffing offers customised staffing solutions in response to business fluctuations or skill shortages. It operates a network of 5,600 offices and 24,600 employees in 70 territories worldwide, connecting on average over 600,000 temporary associates with 125,000 clients every day. Adecco Staffing provides a full range of staffing services including temporary staffing, permanent placement, career assessment, training and integrated HR solutions.

Ajilon Professional
Ajilon offers specialised staffing and recruitment services, technical assistance and outsourcing, primarily in the areas of IT, engineering, accounting and finance, with specialised activities in sales and marketing, office and legal segments. The Ajilon network of 480 offices covers 17 territories in Europe, North America and Asia, serving over 11,000 clients every day.

LHH Career Services
The division operates through a network of 260 wholly owned and global partner offices in 43 countries worldwide. It helps organisations of different sizes around the globe successfully manage change.

2004 Revenue Distribution

By Geography	By Division

Revenue and Net Income1 Evolution

Revenues (EUR billions)	Net income, as adjusted[1] (EUR millions)

[1]	1996–2001: Net income before amortisation of goodwill (goodwill amortisation of EUR 256, EUR 315, EUR 373, EUR 434, EUR 708, EUR 724 were reported in 1996, 1997, 1998, 1999, 2000 and 2001, respectively).
[2]	1996: Pro forma figures, as if the merger of Adia and Ecco had occurred at the beginning of the year.

Back to Contents

Stock Price Performance

Tickers:

	SWX/virt-x	ADEN
	NYSE	ADO
	Euronext	ADE
	Reuters	ADEN.VX
	Reuters (ADR)	ADO.N
	Bloomberg	ADEN VX
	Bloomberg (ADR)	ADO US
	ISIN:	CH0012138605
	ISIN (ADS):	US0067541054

In EUR millions (unless stated otherwise) Statement of operations data:	2004 (53 weeks)		2003 (52 weeks)		2002 (52 weeks)		2001 (52 weeks)		2000 (52 weeks)
Revenues	17,239		16,226		17,085		18,034		17,091
Gross margin	2,874		2,757		3,039		3,387		3,203
Operating income	530		509		454		48		40
Net income/(loss)	332		305		242		(282)		(275)
Amortisation of goodwill [1]	—		—		—		724		708
Other financial indicators:
Cash flow from operating activities	542		453		442		929		15
Free cash flow [2]	475		401		342		737		(208)
Net debt [3]	299		924		1,411		1,751		2,186
EBITDA/interest expense [4]	10.5	x	9.3	x	6.0	x	6.2	x	5.9	x
Net Debt/EBITDA 3-4	0.5	x	1.4	x	2.3	x	1.9	x	2.0	x
Key ratios (as % of revenues):
Gross margin	16.7%		17.0%		17.8%		18.8%		18.7%
Cost ratio	13.6%		13.9%		15.1%		18.5%		18.5%
Operating margin	3.1%		3.1%		2.7%		0.3%		0.2%
Per share figures:
Basic EPS in EUR [5]	1.77		1.63		1.30		(1.52)		(1.50)
Diluted EPS in EUR [6]	1.69		1.61		1.28		(1.52)		(1.50)
Cash dividend in CHF	1.00		0.70		0.60		1.00		1.00
Number of shares:
Basic weighted-average shares	187,074,416		186,744,214		186,527,178		185,880,663		183,735,340
Diluted weighted-average shares	201,328,174		195,777,267		193,469,123		185,880,663		183,735,340
Outstanding	187,330,240		186,989,728		186,697,162		186,174,880		185,387,000

[1]	Effective the first day of 2002, the Company adopted Statement of Financial Accounting Standard No. 142 that requires that goodwill no longer be amortised to earnings.
[2]	Free-cash flow is a non-U.S. GAAP measure and is defined herein as cash-flow from operating activities minus capital expenditures, net.
[3]	Net debt is a non-U.S. GAAP measure and comprises short-term and long-term debt and off-balance sheet debt of EUR 36, EUR 59, EUR 74, and EUR 56 in 2003, 2002, 2001, and 2000, respectively, relating to the UK securitisation less cash and cash equivalents and short-term investments. There was no off-balance sheet debt at the end of 2004.
[4]	EBITDA is a non-U.S. GAAP measure and comprises operating income before depreciation and amortisation expenses.
[5]	Basic earning per share including the impact of discontinued operations of EUR 0.16, EUR (0.01) and EUR (0.04) in 2004, 2003, 2002, respectively, and the cumulative effect of change in accounting principle of EUR (0.02) in 2003.
[6]	Diluted earning per share including the impact of discontinued operations of EUR 0.15, EUR (0.01) and EUR (0.04) in 2004, 2003, 2002, respectively, and the cumulative effect of change in accounting principle of EUR (0.01) in 2003.

TABLE OF CONTENTS 01

Back to Contents

“Work. Life.With these two simple words, we summarize our intention to continue bringing value to individuals and society at large, fulfilling our responsibilities as the number one provider of employment opportunities worldwide.”

CHAIRMEN’S STATEMENT  02

Klaus J. Jacobs

Back to Contents

“Adecco holds constant its aspiration to become the most trusted partner for companies and governments, as well as a true reference for individuals who would otherwise be left alone in managing their changing careers.”

Dear Shareholders,

Work. Life. Today more than ever before, work and life have become inseparable. And Adecco is at the junction of both. With these two simple words, we summarize our intention to continue bringing value to individuals and society at large, fulfilling our responsibilities as the number one provider of employment opportunities worldwide.

Adecco pioneered the staffing industry almost half a century ago. As companies and individuals embraced flexibility, Adecco expanded its service offering and became one of the largest private employers in the world. Today, we play a major role in global labour markets, providing work to millions of people and servicing hundreds of thousands of small, medium and large companies daily.

As the leader of an industry centred on individuals, Adecco has a significant social responsibility. Adecco fulfils this role by supporting individuals and companies across the world in their transition towards a better future. We believe that this social responsibility is in line with our goal of providing superior returns to our shareholders and is key to sustainable and profitable growth.

Philippe Foriel-Destezet

Back to Contents

Emerging demographic, geographic and technological forces are gradually shaping the world of work. As the population in developed countries grows older and young talent becomes scarce, companies adapt by offering more attractive careers to those entering the labour market, while they develop new ways of attracting and retaining senior workers in productive positions. New geographies are emerging to leading positions in the global economy. Asian regions continue their rapid development and are poised to overtake their Western counterparts as the world’s economic engine. New industries such as off-shore services are disrupting the rules of the game, challenging established business practices. Technology, with its constant evolution, is enabling new forms of interaction through seamless collaboration across time zones, minimizing the need for paper-based transactions.

In this context, the relationship of individuals, companies and governments to work is evolving rapidly. People seek to maintain their income levels. Companies look for flexibility in the face of increasing productivity pressures. Governments evolve in their traditional role of welfare providers and overseers of the labour market. Both companies and governments turn to external partners for support. In this environment, Adecco holds constant its aspiration to become the most trusted partner for companies and governments, as well as a true reference for individuals who would otherwise be left alone in managing their changing careers. Our offering: the only truly global perspective on work.

A changing environment requires a vigorous and dynamic company. The successful handling of the 2003 financial reporting delay demonstrated Adecco’s ability to develop and change. The Board of Directors commissioned an independent investigation, which did not find anything financially material to the Company. During 2004, Adecco successfully addressed the material weaknesses identified in the 2003 audit. Under the leadership of CEO Jérôme Caille, Adecco increased sales and profits and outperformed competitors in major markets, despite the pressures created by the investigation. Indeed, the year 2004 confirmed the extreme resilience of our company and the strong relationships that we have established with our clients and people.

Last year’s challenges accelerated necessary change that is now the base for a solid future. A new Board of Directors, appointed as of June 2004 and consisting of a majority of independent business leaders, provides strong leadership in business strategy and compliance matters. Our management team continues to drive forward performance, refreshed by the arrival of a new Chief Financial Officer and by the introduction of Chief Operating Officers for our three divisions: Adecco Staffing, Ajilon Professional and Lee Hecht Harrison Career Services.

We wish to express our deep gratitude to all board members and management. Furthermore, we offer our warmest thanks to our colleagues, clients and shareholders for their efforts, loyalty and support. They will above all remain the key to our future performance. All in all, we consider that Adecco is well positioned for 2005 and beyond. We are committed to making individuals, companies and societies successful, and to making a positive impact on their work and lives.

Klaus J. Jacobs Co-Chairman	Philippe Foriel-Destezet Co-Chairman

Back to Contents

Back to Contents

“With our strong market positions, business mix and clear strategic focus, the Adecco Group is at the forefront of industry development and is ideally positioned to capture market opportunities and grow profitably.”

CEO LETTER 06

Jérôme Caille

Back to Contents

Dear Shareholders,

I am pleased to report that 2004 was a year of solid performance and good progress for the Adecco Group. We tackled and learned from our difficulties early in the year, retained a constant focus upon service delivery and positioned ourselves to continue leading the development of our industry.

Results
Our results were solid despite a challenging start to the year. Our sales, at EUR 17.2 billion, showed an increase of 6% versus last year. Notably, sales growth throughout the year accelerated, with a 14% growth in the last quarter. Gross margins developed encouragingly, being predominantly stable during the year, with an improving trend at Adecco Staffing and Ajilon Professional in quarter four.
We continued to demonstrate industry-leading efficiency and profitability with an operating margin of 3.1%, stable on prior year, and with a net income of EUR 332 million, up 9% versus previous year. Excluding one-time effects (2003 financial reporting delay costs and jobpilot gain on sale), our operating margin was up 40 basis points to 3.6% and net income increased 20% over last year.
The group balance sheet was significantly strengthened during the year. Net debt was further reduced by EUR 625 million in 2004, to EUR 299 million. Over a three-year period, this amounts to a reduction in net debt by a factor of six, from EUR 1.8 billion in December 2001. Standard & Poor’s and Moody’s rate Adecco as ‘investment grade’, reflecting our financial strength.
This positive performance in a challenging context reflects the strength of our relationships with clients, colleagues and associates, built through years of dedicated service in each of our branches and business units worldwide.

Market development
Near and long-term market conditions for our businesses remain favourable, particularly in major markets which have recently liberalised certain labour regulations. These markets include France, Italy, Germany and Japan, in addition to those opening up to staffing for the first time. Our experience and early performance indicators suggest that our business will develop strongly in these markets. Demand for specialised services, on the other hand, continues to grow, especially in IT and Finance and in several other areas of human capital management such as coaching, leadership development and HR consulting, which are increasingly becoming strategic areas of focus for client companies.
Powerful structural factors remain a source of long-term growth for our industry. Individuals, while seeking income security, are more open to flexibility as a lifestyle choice. Companies progressively look to outsource non-core activities and to leverage the expertise of third parties in human resources services. Governments seek to partner with the private sector to make labour markets more accessible and efficient. Dynamism in global labour markets is further enhanced by the off-shoring phenomenon, creating a broad range of opportunities for developed nations to focus on more value-added segments while providing emerging markets with an effective way to participate in the global economy.

Strategic focus
The high market penetration that Adecco has secured with its 6,000 offices around the world is a key competitive advantage and positions us in an ideal way to capitalise upon market developments. On a day-to-day basis at local level, we are closer to more clients and associates –and therefore to growth opportunities– than any other competitor. As well as offering a local response, each office can be an access point for our unmatched global solutions capability. We are aggressively pursuing opportunities for top-line growth across all divisions. At Adecco Staffing, we will further expand our branch network and extend our service offering, with a special focus on retail client base growth and on markets that have recently benefited from more favourable regulation. Margins in this division will be supported by increased specialisation in high demand segments, pricing discipline and improvements in business mix. A particular focus for 2005 is the development of permanent placement services.
Our leading position in the staffing market supports our expansion into new services. The Ajilon Professional division has benefited from restructuring during 2003/04 and will now expand through organic growth and capitalise upon tactical acquisitions, such as Sydelis in the French IT market. The counter-cyclical LHH Career Services division will sustain profitability levels and extend its capabilities beyond core outplacement to fast growing segments such as coaching, leadership development and HR consulting. The recent acquisition of Altedia in France, the national leader in human capital management and restructuring services, is a first step in this direction.

Back to Contents

At group level, we will further enhance our efficiency in service delivery through technology leadership and management of working capital, while maintaining our focus on compliance. We will continue to deploy AdeccoWeb, our industry leading web-enabled business platform, with a particular focus on back-office automation that will deliver increased operational cost efficiencies, better process controls and service enhancements. Similarly, we will continue to invest in improvements to internal controls.
With our strong market positions, business mix and clear strategic focus, the Adecco Group is at the forefront of industry development and is ideally positioned to capture market opportunities and grow profitably.

Stronger foundations
Since June 2004, we have significantly strengthened the corporate team with a series of appointments, including: Jim Fredholm as Group CFO, Sergio Picarelli, Jean-Manuel Bullukian and Ekkehard Kuppel as Chief Operating Officers (COOs) for the Adecco Staffing, Ajilon Professional and LHH Career Services divisions respectively, Tundé Johnson as Chief Compliance and Business Ethics Officer, Gonzalo Fernández-Castro as Chief Marketing and Communications Officer and Thomas Flatt as Chief HR Officer. With an optimum balance of internal promotions and external hires, the management team comprises an impressive set of skills and backgrounds. The introduction of the role of Division COOs, in particular, will enhance the speed and quality of operational execution and the collective focus on profitable growth.
Our new Board of Directors, enhanced with a majority of independent business leaders of outstanding track record, is already delivering significant strategic guidance and support for the executive management team. In particular, the Audit Committee has done a superb job at directing our organisation to substantially improve our compliance and audit process. The new board, together with the management team, represents another strategic advantage of Adecco.

Creating value in the labour market
As our business of providing work opportunities is at the heart of the lives of many people, we have always recognised that our responsibilities go well beyond compliance. For us, Corporate Social Responsibility is not a programme, but a way of doing business. In operational terms this means that we provide practical ethical guidance and support to colleagues around the world, who take pride in fulfilling our social role of contributing to the success of individuals. At corporate level, we constantly seek ways to enhance our contribution through working with governments and institutions to responsibly shape labour markets. An example of this is our partnership with London Business School, through which we aim to stimulate the debate on key labour market issues such as migration and off-shoring. Adecco is also proud to be the first global staffing provider to deliver a Sustainability Report and to join the Global Compact, a United Nations initiative supporting base principles in the areas of human rights, labour, environment and anti-corruption.
We also undertake a range of initiatives to support segments of the population that may have been excluded from the labour market. In this direction, we have developed a global partnership with the International Olympic Committee to extend our initiative to help retired athletes start a second career. We also partner with various organisations to integrate thousands of disabled people into the workforce across Europe.
In conclusion, we are committed to executing clear strategies across every aspect of our business, which will enable us to seize the opportunities for profitable growth and development in 2005 and beyond. Thanks go to each and every client, associate and colleague for their continued commitment, as well as to shareholders for their support.

Jérôme Caille
Chief Executive Officer

Back to Contents

Back to Contents

Industry development
and growth

In an era of fundamental and accelerating economic, social and political change, the HR services industry continues to emerge as a vital bridge between the needs of corporate businesses, governments and individuals –delivering enhanced productivity for all.

Momentum
Evidence of industry development and growth momentum is impressive.The staffing market alone is estimated to be worth around EUR 200 billion, up from 10 billion in 1989 –a compound annual growth rate of 13% 1. Staffing is a major job creator: the US Bureau of Labour Statistics forecast ‘employment services’ to create more new jobs than any other industry through to 2012.
This optimism is not so surprising given this sector has delivered an average 8% jobs growth each year since 1982– demonstrating the industry’s capability to ride and ultimately transcend the vagaries of the economic cycle2. Large, global service providers have emerged –offering coherent access to a ladder of HR services, including career services such as outplacement and leadership training. Reflecting the industry’s development, Adecco has emerged as one of the world’s major employers with up to 700,000 individuals working through the Company each day.

Fundamentals
At a corporate business level, globalisation, advances in technology and the rise of emerging markets heighten competition and accelerate the pace of change. Corporate decision makers are increasingly adopting an on-demand human resources model, not just for manual and semi-skilled positions but also in professional and managerial areas, supporting the growth of the professional staffing segment. To ensure continuity and quality of employment in this environment, individuals today can find a career partner in HR service providers, offering tailored approaches to help fulfil evolving work and lifestyle aspirations.

Moreover, at a national and even international level, governments recognise the role of HR service providers in increasing labour market fluidity and efficiency. Deregulation is underway: the EU, at its Lisbon summit, acknowledged the role of the industry in making the region ‘the most competitive and dynamic knowledge-driven economy by 2010’ 3.

Ajit Isaac, Managing Director of Adecco PeopleOne in India.
In line with its strategic growth plan, in 2004 the Adecco Group expanded its operations in the promising Indian market with the acquisition of PeopleOne, one of India’s leading staffing companies.

Future growth drivers in focus
The Adecco Group’s efforts are focused upon four key structural drivers for future growth: favourable labour regulation, evolving client demands, customisation of services and candidate lifestyle changes.

Favourable labour regulation
Substantial new opportunities for market growth are being created through more favourable regulation in developed and developing economies. In France, the regulation that limited Temporary Staffing Agencies to a single activity was lifted from January 2005, enabling companies such as Adecco to enter the permanent placement arena. Similarly, recent deregulation in Italy means that temporary agencies can now be licensed to also provide permanent placement, outplacement and staff leasing. Germany’s temporary work market is growing following deregulation in January 2004. Bans on fixed-term contracts and assignments beyond 14 months were lifted. ‘Synchronisation’ –whereby staffing companies were obliged to guarantee further work or pay beyond the end of an initial contract– is no longer an obligation. In 2004, Japan deregulated temporary work for line manufacturing– a sector accounting for around 50% of the country’s labour market. In 2007, the time limit of temporary jobs in manufacturing is expected to rise from one to three years. Penetration of temporary work in Japan and Germany –currently around 1% of their labour markets– will grow. Countries in Asia and Latin America, currently have low penetration rates of staffing but offer long-term potential through GDP growth and more favourable regulation.

Adecco strives to raise industry’s visibility in society and works with governments to reduce unemployment and make labour markets even more fluid and transparent.

GLOBAL WORK TRENDS

10

Back to Contents

Evolving client demands
Adecco’s clients, large and small, are stepping up the search for productivity improvements, as global competition increases. Focusing upon core competencies and outsourcing those activities that can be more efficiently performed by other businesses, is an established trend. The majority of such outsourcing is achieved at national level; however off-shoring is a growing response. According to one research organisation, one out of every four high-technology jobs in developed countries today may be outsourced to emerging markets like India by 2010. China and Russia are also becoming strong contenders in the growth of off-shoring4. This is part of a wider transformation of the world economy. The BRIC economies –Brazil, Russia, India and China– are forecast to be larger than the G6 in dollar terms within the next 40 years.5

Adecco is already aligning with clients’ expansion plans to enter into new markets, such as China, India and Russia, and is structured to offer comprehensive global solutions through local delivery.

Customisation of services
The industry’s size and strategic value to clients and associates is on a long-term growth path. At the same time HR service providers are innovating and investing to deliver customised ‘people, bricks and clicks’ solutions. For both clients and candidates, the Internet is transforming recruitment processes and revolutionising the provision of related HR services.

Adecco is leveraging its critical mass by investing in technology and processes that facilitate closer relationships with clients and associates through tailored offerings, customised to local markets.

Candidate lifestyle changes
In developed economies, demographic trends are creating challenges for HR service providers –and economies as a whole– at both ends of the age spectrum, young and old. Populations in major developed economies are ageing. To sustain individual lifestyle aspirations, counter rising public expenditure and sustain economic productivity, retaining and reintegrating older people in the work-force is vital. Indicative of the ageing of developed populations, the employment rate for people aged 50 and over has increased in the UK between 1992 and 2004 from 38% to 44% for men and 23% to 30% for women.6 In contrast, declining birth rates mean the younger generation is short on numbers. As labour shortages become increasingly acute, the HR services industry can add to overall economic efficiency through helping attract, nurture and deploy this scarce resource.

“Work, a cornerstone of both business and society, is evolving rapidly. It is fundamental for today’s leaders to understand the underlying forces shaping this emerging reality. London Business School, together with Adecco, is committed to be at the forefront of thought leadership in this matter”, says Professor Laura D’Andrea Tyson, Dean of London Business School. In 2001, Adecco established the Adecco Professorship in Business and Society at London Business School, to help stimulate the debate on priority policy issues related to employment. With the same purpose, Adecco and London Business School jointly host periodic seminars in current topics such as labour market efficiency and off-shoring.

HR services companies must continue to match younger and older workers’ growing expectations for work/life balance – as individuals assert their independence and economic value. A career based upon serial temporary assignments is becoming an increasingly positive option, particularly as access to benefits improve.

Adecco is focused upon retaining and developing young candidates through assessment, training and coaching, developing new propositions for senior candidates and spearheading an industry-wide drive to raise acceptance of temporary work.

Notes:
[1]	Analyst Estimates.
[2]	US Bureau of Labour Statistics.
[3]	EU Summit, March 2000.
[4]	ITFACTS.biz, March 2004.
[5]	Goldman Sachs Global Economics, October 2003.
[6]	UK Office National Statistic, February 2005.

Back to Contents

ADECCO STAFFING DIVISION	12

Back to Contents

About Adecco Staffing

Adecco Staffing, the Adecco Group’s largest division, offers customised staffing solutions in response to clients’ business fluctuations or skill shortages. As undisputed market leader, Adecco Staffing serves large global clients as well as small and mid-sized enterprises (SMEs). The division seeks to develop an expert understanding of clients’ needs, production cycles and workflows, and delivers solutions based on a wide range of HR services. Equally, Adecco Staffing seeks to attract and retain the best candidates as ‘associates’ through offering a superior range and continuity of job opportunities, combined with appropriate levels of benefits, advice and career support.

Products & services
Adecco Staffing offers a full range of staffing services including temporary staffing, permanent placement, assessment, training and integrated HR solutions.

Market opportunities
Expansion in deregulated markets: Several major developed economies in Europe as well as Japan recently introduced new labour market regulations, enabling the expansion of staffing agencies into new areas. Demographic changes: The ageing population is creating a growing role for the industry to retain or reintegrate older workers in the workforce, as well as maximise the participation of younger workers. Managing associated skills shortage will become a central role.

Globalisation: New markets are opening up to staffing and offer long-term growth potential. In addition, increased global competition puts added value on flexible workforce strategies, as well as stimulating off-shoring staffing needs.

Strategic objectives
• Consolidating its leadership in key temporary staffing markets around the globe by leveraging on favourable regulations and positive industry context.
• Expanding into specialised high growth segments such as healthcare, transport, hospitality, construction, logistics and technical as well as added-value services such as permanent placement.

Recent developments
Management reinforced: Sergio Picarelli was appointed to the newly created post of Chief Operating Officer. Roberto Damonte, former CFO of Central Europe, was appointed Division CFO.

Dr. Hans-Jürg Bernet, CEO of Zurich Financial Services Switzerland, and Andreas Rüfenacht, HR Director at Nestlé Switzerland, with Michael Agoras, Adecco Country Manager.

Expanding into India and China: Adecco continued its geographic expansion in September 2004 by acquiring a controlling stake in PeopleOne Consulting, a leading staffing services business in India. In July 2004 Adecco confirmed its intention to develop HR services in China, reaching an agreement with Fesco Shanghai for staffing services.

Service commitments
In 2004, Adecco Staffing introduced an industry leading series of Service Commitments. The Commitments ensure guarantees of service quality standards for clients, suitability of employment opportunities for candidates and career path opportunities for colleagues. They are being rolled out across 27 countries in the Adecco network. For clients, the Commitments enable frequent assessment of customer satisfaction and prompt identification of service quality related issues, in turn triggering corrective measures and ensuing service quality improvement. The positive reception of client Commitments is reflected in the words of Andreas Rüfenacht, HR Director at Nestlé Switzerland, “The essence of a successful relationship lies on long-term partnerships based on trust. Nestlé has a long-term strategy, Adecco is offering long-term commitments. Our approaches match.” Candidate Commitments aim at matching the right job opportunity with the right skill set, helping increase candidate loyalty and attracting more qualified profiles. Colleague Commitments provide a quality framework to motivate, retain and develop the best talent in the industry.

Division COO:	Sergio Picarelli
Division CFO:	Roberto Damonte
Revenues:	EUR 15.3 billion
Operating income*:	EUR 622 million
Offices:	5,600
Colleagues:	24,600
Associates:	600,000 employed daily
Clients:	125,000 served daily
Operations:	70 territories
*before amortisation

Back to Contents

AJILON PROFESSIONAL DIVISION	14

Back to Contents

About Ajilon Professional

The Ajilon Professional division’s emphasis is upon fulfilling client needs for specialised professionals. The division focuses primarily on IT, engineering, accounting and finance and also offers specialised activities in sales and marketing, office and legal segments.

Ajilon leverages its consultants’ industry and client specific expertise to propose customised solutions. Ajilon operates in 17 territories across North America, Europe and Asia.

Products & services
Within its areas of expertise, Ajilon relies upon a widespread office network and is well positioned to serve local and global clients, delivering:

• Staffing and recruitment services
• Technical assistance
• Outsourcing solutions
• Managed Services (on and off-shore)
• Project Management and Consulting

Market opportunities
Increased specialisation: The dominant forces impacting the professional staffing and managed services market are clients’ increased demand for professionals with higher degrees of specialisation and value-added services. Swift interpretation and response to specific specialist requirements is fundamental to success.

Outsourcing growth: Clients’ drive for increased productivity, through focusing upon core competencies and outsourcing the management of non-core activities, creates opportunities for the new service development.

Strategic objectives
As markets evolve, success in the specialist segment is increasingly dictated by three core competences:

• Functional and business process expertise
• Ability to identify issues and to provide adapted solutions
• Critical mass in major countries

In the search for service excellence and sharpened competitive edge, Ajilon’s strategic objectives focus upon:

• Aligning service offerings to increasingly specialised market segments
• Accelerating the creation of value-added services
• Sustaining the professional development of colleagues and associate consultants
• Expansion in key markets through organic growth and tactical acquisitions

Maz Karkaria has worked with Ajilon UK for over 10 years. Feedback from clients has been outstanding, praising her high level of skills and enthusiasm to her work. Maz said, “I’ve really enjoyed working with Ajilon over the years, they’ve given me some fantastic opportunities which have really helped me to develop my career and I’ve gained valuable skills and experience along the way.”

Recent developments
New management: in January 2005, Jean-Manuel Bullukian joined Ajilon in the newly created position of Chief Operating Officer. His mandate focuses on growing Ajilon both organically and through tactical acquisitions, while concurrently renewing its service offer to improve profitability. Former Group Treasurer, Patrick Dobler joined Ajilon as Division CFO.

IT acquisition in France: in November 2004, Ajilon France strengthened its IT consulting business through the acquisition and integration of Sydelis, a Paris-based IT consulting company. This acquisition illustrates the division’s strategy to reinforce its offering in core vertical segments. The French IT market is estimated to be worth EUR 20 billion and is expected to grow at 5%-12% p.a. for the next 5 years.

Set for growth: for the past two years, Ajilon has restructured its operations to increase efficiency and alignment with core specialised market segments. The division is now prepared to capitalise on growth opportunities.

Division COO:	Jean-Manuel Bullukian
Division CFO:	Patrick Dobler
Revenues:	EUR 1.8 billion
Operating income*:	EUR 86 million
Offices:	480
Colleagues:	3,700
Associates:	33,000 employed daily
Clients:	11,000 served daily
Operations:	17 territories
*before amortisation

Back to Contents

LHH CAREER SERVICES DIVISION	16

Back to Contents

About Lee Hecht Harrison
Career Services

Lee Hecht Harrison, the Career Services division flagship, is focused upon helping businesses effectively manage —at a strategic and practical level— the people aspects of change.

Product and services
Cutting-edge career management and leadership consulting services, including outplacement, executive coaching and career development and transitioning are available. In addition, the Division offers upstream HR consulting services, offering strategic expertise in corporate decision-making in regard to restructuring.

Market opportunities
Career Services Development: Outplacement remains a core service area, however the evolving complexity of HR issues in developed labour markets creates opportunities to assist clients in developing managers and their organisational change capabilities. A concept well developed in markets such as the US and UK, career management solutions is also beginning to develop across the rest of Europe and Asia.

HR Consulting Growth: Particularly in Europe, the increasing pressure for corporate productivity is expected to trigger additional corporate reorganisations, resulting in restructuring and relocation of functions.

Strategic objectives
• Expanding aggressively beyond outplacement into growing value-added areas in the career services segment and HR consulting.
• Continued development of customised HR solutions for clients in search of productivity enhancement or undergoing organisational change.

Recent developments
New management: In January 2005, Ekkehard Kuppel was appointed to the newly created position of Chief Operating Officer, to lead the division’s continuous expansion into HR consulting. Richard Mecklenburgh, former Deputy Group Controller, was appointed Division CFO.

Strategic alliances: In 2004, global strategic alliances with Knightsbridge in Canada and Penna Plc in the UK —both leading organisations in their domestic markets—extending the division’s presence in the career transitioning segment.

Altedia transaction: In March 2005, the Adecco Group acquired a majority stake in Altedia, the French market leader in HR Consulting. With operations in France, Spain and Belgium, Altedia offers HR solutions in the fields of reorganisation/mobility, human capital management and internal communication. Altedia’s upstream consulting capabilities allow the division to strengthen its position in complex restructuring projects in Europe.

Global Project Services
Through the Global Project Services (GPS) division, LHH is the global leader in managing complexity associated with delivering career management and career transition services. When Hewlett-Packard decided to realign its business units worldwide, LHH was awarded the opportunity to provide transition services to employees who would be affected by the changes. The project was executed over three years and comprised 29 variations of a central programme, adapted to various legal and cultural requirements in different countries. GPS coordinated the services of 197 different offices and 31 Career Resource Centers worldwide to ensure each affected employee received consistent, high-quality service. In a long-term partnership with Lee Hecht Harrison, Hewlett-Packard provides its employees with a variety of career management support initiatives including individual consulting, group training and dedicated on-line career tools, designed to help employees better manage their internal career opportunities.

Division COO:	Ekkehard Kuppel
Division CFO:	Richard Mecklenburgh
Revenues:	EUR 155 million
Operating income*:	EUR 26 million
Offices:	260
Colleagues:	820
Clients:	5,000
Operations:	43 territories
*before amortisation

Back to Contents

COMPLIANCE AND BUSINESS ETHICS	18

Back to Contents

Business Ethics and
Compliance at Adecco

In line with the company’s commitment to high service standards, the Adecco Group is committed to maintaining the highest standard of compliance and ethical business conduct.

Following its appointment in June 2004, the Board of Directors made compliance one of its key priorities. To this end, it is supported by the Corporate Governance Committee and the Audit Committee.

The Corporate Governance Committee develops, recommends and reviews the Company’s governance principles and independence rules to ensure that they are adhered to and remain relevant.

The Audit Committee oversees the integrity of financial reporting, disclosure, controls, performance of internal audit, matters related to independent auditors and all related compliance requirements.

The recent appointment of a Chief Compliance and Business Ethics Officer reflects the Board’s determination to ensure a rigorous worldwide application of business ethics and all relevant compliance practices. Reporting to the Board of Directors, this officer works closely with both the Corporate Governance and Audit Committees.

Financial compliance: Sarbanes-Oxley
Business environments have changed dramatically over the past few years. Legal and regulatory bodies have tightened requirements around the issue of corporate governance and internal controls. As a foreign issuer listed in the New York Stock Exchange (NYSE), Adecco is adapting itself to comply with the new standards set by the Securities and Exchange Commission (SEC), including section 404 of the Sarbanes-Oxley Act, a regulation that addresses the processes for documenting, assessing and monitoring a company’s internal control over financial reporting.

The enhanced role of Internal Audit
The Internal Audit team was reinforced in 2004 to help meet the requirements of the Sarbanes-Oxley Act. In order to establish a more robust business framework, the Company made considerable investments in control improvements across its global operations during 2004. In the short-term, resources will be focussed on addressing business controls in preparation for SOX certification. Under the leadership of the Audit Committee, the Internal Audit team will ensure that business and financial controls are in place and operating effectively.

Risk Committee
Management increased its focus on monitoring and evaluating risk by creating the Risk Committee in 2004. The committee is composed of members of the management. It meets bi-monthly to evaluate and monitor areas of potential risk in the business.

Compliance and
business ethics programme
Also in 2004, a comprehensive programme focused upon compliance and business ethics was launched. Colleagues were provided with a robust set of guidelines to align local practices with the company’s global perspective and to empower colleagues to make sound ethical business decisions.

The Company’s Code of Business Conduct was refreshed to reflect the growing multicultural business environment and the evolution of legal, financial and regulatory requirements. This document outlines the ‘way we work’ and the Adecco’s core values. The Code is issued under the authority of the Board of Directors and applies to all people involved in the Company’s operations. To ensure colleagues worldwide understand and comply with the Code, a formal Ethics Awareness training programme has been introduced.

To foster a culture of openness in regard to compliance amongst colleagues, a Compliance and Ethics hotline was established. This service is available 24/7, is confidential and secures the anonymity of the parties involved.

Adecco Core Value:
The Promise of Trust and Loyalty

Demonstrate Respect for the rights and dignity of all people and organisations by being fair, just and compassionate.

Take Responsibility for our actions and hold ourselves and each other accountable for what we say and do.

Communicate in an Honest way with our colleagues, associates, investors, customers, suppliers, governments and the communities in which we work.

Act with Integrity by demonstrating the courage and strength of character to do what is right even when this is difficult or unpopular.

Back to Contents

CORPORATE SOCIAL RESPONSIBILITY	20

Back to Contents

Socially responsible

Few businesses have as direct an impact on the development and welfare of individuals, families and society at large as Adecco. This social responsibility is ingrained in colleagues consciousness in their day-to-day interaction with associates and clients.

Adecco provides colleagues with the practical guidance and opportunities to make a positive difference in their daily work. This is combined with a significant corporate effort to shape the contribution of the HR services industry to society as a whole, as well as to ensure high ethical standards across all business operations.

This approach is reflected and nurtured in the Group’s Corporate Social Responsibility (CSR) strategy, comprised of four main pillars:

Strengthening sustainable stakeholder relations:

To engage in open dialogue with stakeholders about their needs and concerns regarding the Company’s labour market role and responding with appropriate products, services and commitments. Actions are directed toward ensuring fair accessibility to work for everybody, equal opportunities and standards of work-place conditions.

Business ethics and compliance: The Code of Conduct of principles and values are to be embedded in the daily work of colleagues. The aim is to ensure ethical behaviour as well as compliance with laws and human rights. Actions are being taken regarding internal training, incentive and control systems.

Progress monitoring: The Company has set priorities and benchmarks for achievable targets and is working to identify appropriate CSR performance indicators and measurements.

Transparency regarding sustainability performance:

The Company will continue to report on progress, within the boundaries of commercial confidentiality and in line with externally set Global Reporting Initiative (GRI) guidelines.

CSR landmarks 2004
By the end of 2004, 18 national business units had joined the UN Global Compact, signed up to by the Company in November 2003. The Company’s first initiative in 2004 was to partner with the International Labour Organisation’s training centre, to train the Adecco colleagues in human and labour rights.

The introduction of the Adecco Commitments for clients, candidates and colleagues across 27 markets demonstrates how a concept of stakeholder dialogue can be translated

“The sport movement has a moral responsibility to help athletes integrate into the labour market at the end of their sporting careers. Athletes dedicate their lives to sport and it is only right that sport should give them something back. This is the objective of the Athletes’ Career Programme. Since signing the agreement with Adecco, we are encouraged by developments and look forward to continuing a fruitful collaboration in the best interest of the athletes.”
Jacques Rogge, President of the International Olympic Committee.

into positive action. The Commitments’ commercial benefits for all stakeholders are accompanied by a focus on defending international labour standards such as non-discrimination, as well as health and safety at work.

In December 2004, the Company became a founding member of Business & Disability, a network of European companies supporting disabled persons’ access to the labour market. Across Europe alone, the Company helped more than 9,500 disabled people find work.

The International Olympic Committee (IOC), in joint collaboration with Adecco, launched in February 2005 the Athletes’ Career Programme, designed to facilitate the integration of athletes into the labour market at the end of their sporting careers. This partnership with the IOC is an extension of national initiatives that Adecco has been carrying out in various countries such as Spain, Italy and Norway. Since 2000, Adecco helped more than 800 athletes find a new career.

In 2004, Adecco became the first global staffing company to publish a Sustainability Report.

In the Dow Jones Sustainability Index (DJSI) review 2004 by SAM Research Inc., Adecco increased its sustainability rating from a score of 11% in 2002 (last assessment) to 52% in 2004, outperforming the average ‘industrial services’ sector score. In the sustainability assessment 2004 by Centre Info (Swiss Member of the SiRi Company), Adecco increased its sustainability rating from a score of 44% (in 2003) to 52%. This was above the average score of the ‘commercial services and suppliers’ sector.

Adecco Annual Report 2004	23

Back to Contents

Financial Review

Adecco Group – Operating and financial review and prospects
In millions, except share and per share information

Introduction

The information in this discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the notes thereto that are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are included elsewhere in this Annual Report and with the disclosure concerning forward-looking statements at the end of this section.
      Statements throughout this discussion and analysis using the term “the Company” refer to the Adecco Group which comprises Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities.

Business and divisional organisation
The Company is the global leader in human resource solutions including temporary staffing and permanent placement, specialist and professional staffing, and career services consulting and outplacement. The Company’s network of over 6,000 branches and 30,000 employees in 70 countries and territories at the end of 2004 connects up to 700,000 associates with over 145,000 clients each business day. Registered in Switzerland and managed by a multinational team with expertise in markets worldwide, the Company delivers a broad range of human resource services to meet the needs of small and large business clients and qualified associates.
     The staffing industry is fragmented and highly competitive. Customer demand is dependent upon the overall strength of the labour market as well as an established trend towards greater workforce flexibility. The business is also strongly influenced by the macroeconomic cycle which typically results in growing demand for employment services during periods of economic expansion and, conversely, contraction of demand during periods of economic downturn. Due to the sensitivity to the economic cycle, forecasting for staffing and human resource services is challenging. Typically customers are not able to provide much advance notice of changes in their staffing needs. Responding to the customer’s fluctuating staffing requirements in a flexible way is a key element of the Company’s strategy and the underlying basis for its diverse staffing and human resource services network.
     Anticipating trends in demand is an important part of managing our internal cost structure. The ability to maximise our overall resources and to enhance competitive advantage through our wide variety of services and locations while maintaining standards of quality to both our clients and associates are key components to achieving profitability targets during any part of the economic cycle.
     To efficiently respond to our clients’ staffing and human resource needs, we manage our operations through three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services.

–	Adecco Staffing provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical and telecommunications sectors;
–	Ajilon Professional offers specialised temporary staffing, permanent placement and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support; and
–	LHH Career Services provides outplacement and career counselling to employees in transition, together with leadership development and organisational consulting.

For both 2004 and 2003, the Adecco Staffing, Ajilon Professional and LHH Career Services divisions generated 89%, 10% and 1% of total revenues, respectively.
     Within the divisions, management is principally organised by region, defined as North America (United States and Canada), Europe (primarily France, the United Kingdom, Belgium, Germany, Italy, the Netherlands, Spain and Switzerland), Asia Pacific (primarily Japan and Australia) and the Rest of World (primarily Latin America).
     In 2003 and 2002, the Company reported a fourth division, e-HR Services & Others, which was formed following the acquisition of jobpilot GmbH and subsidiaries (“jobpilot”), an online recruitment service provider, in May 2002. In April 2004, jobpilot was sold and the operating results, assets and liabilities and cash flows related to the business sold, have been reclassified as discontinued operations.

Business lines
In 2004 and 2003, 94% of total revenues was generated from temporary staffing. Temporary staffing billings are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service. The temporary associate is paid the net hourly amount after statutory deductions on a daily, weekly or monthly basis. Certain other employer payroll-related costs are incurred and the net difference between the amounts billed and payroll costs incurred is reported as gross margin. Temporary associates’ salaries and wages comprised 76% and 75% of total direct costs of services in 2004 and 2003, respectively. Social charges and benefits for the Company’s associates accounted for 21% of direct costs of services in 2004 and 2003.

24	Adecco Annual Report 2004

Back to Contents

Financial Review

     Revenues derived from outsourcing, outplacement, and permanent placement services totalled 6% in 2004 and 2003. The terms of the outsourcing and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service. For permanent placement services, the placement fee is directly negotiated with the client. Revenues from permanent placement services are recognised at the time the candidate begins full-time employment and an allowance is established for non-fulfilment of permanent placement obligations. Outplacement and permanent placement services provide significantly higher gross margin, and thus one of the Company’s strategic goals is to increase revenues from these services in the coming years.

Key performance indicators
We monitor operational results through a number of key performance indicators and use these measures of current operational performance along with qualitative information and economic trend data to direct the Company’s strategic focus.

These indicators include the following:
–	Business mix – the revenue split between temporary staffing, permanent placement and other services.
–	Bill rate – an average hourly billing rate for temporary staffing services indicating current price levels within this service line.
–	Pay rate – an average hourly payroll rate including social charges for temporary staffing services indicating current costs within this service line.
–	Temporary hours sold – the volume, reported on an hourly basis, of temporary staffing services sold.
–	Temporary associates – the yearly average of the weekly number of associates placed in temporary staffing positions.
–	Client base – the yearly average of the weekly number of active clients with whom the Company is working.
–	Permanent placements – the number of candidates placed in permanent job positions.
–	Average fee per placement – the average amount received for job placement services.
–	Days sales outstanding (“DSO”) – accounts receivable turnover.
–	Full time equivalent (“FTE”) employees – the number of full time employees.
–	Branches – the number of locations where the Company performs human resource services.

Seasonality
Our quarterly operating results are affected by the seasonality of our customers’ businesses.
Demand for staffing services historically has been highest during the third quarter and lowest during the first quarter of the year.

Currency
The financial results of foreign subsidiaries are translated into Euro, which the Company adopted as its reporting currency in 2003 in recognition of the significance of the Euro to the Company’s operations. In 2004, 52% of total revenues was generated in the Euro zone. Amounts shown in the consolidated statements of operations and consolidated statements of cash flows are translated using average exchange rates for the period. In 2004, the average exchange rate for the U.S. dollar and Japanese yen which comprise 20% and 7% of total revenues, respectively, weakened against the Euro. With the exception of the Swiss franc, the year end currency exchange rates, including the U.S. dollar, Japanese yen, British pound, Canadian dollar, and Australian dollar, used in translating the Company’s consolidated balance sheet, also weakened against the Euro.

Adecco Annual Report 2004	25

Back to Contents

Financial Review

Adecco Group – Operating and financial review and prospects
In millions, except share and per share information

Non-U.S. GAAP information and financial measures

The Company uses non-U.S. GAAP financial measures for management purposes. The principal non-U.S. GAAP financial measures are constant currency comparisons and net debt. These measures are used in addition to and in conjunction with results presented in accordance with U.S. GAAP.
      Constant currency comparisons and net debt measures should not be relied upon to the exclusion of U.S. GAAP financial measures, but rather reflect an additional measure of comparability and means of viewing aspects of the Company’s operations that, when viewed together with the U.S. GAAP results, provide a more complete understanding of factors and trends affecting our business.
      Because constant currency comparisons and net debt are not standardised, it may not be possible to compare our measures with other companies’ non-U.S. GAAP financial measures having the same or a similar name. Management encourages investors to review the Company’s financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Constant currency
Constant currency comparisons are calculated by multiplying the prior year functional currency amount by the current year’s foreign currency exchange rate. Management believes that constant currency comparisons are important supplemental information for investors because these comparisons exclude the impact of changes in foreign currency exchange rates, which are outside the Company’s control, and focus on the underlying growth and performance.

Net debt
Management monitors outstanding debt obligations by calculating net debt. Net debt comprises short-term and long-term debt (and off-balance sheet debt in 2003 relating to the external debt financing of the U.K. securitisation program) less cash and cash equivalents and short-term investments.

The components of net debt are illustrated in the following table:

Net debt (in EUR)	2. 1. 2005	28. 12. 2003

Short-term debt and current maturities of long-term debt	230	377

Off-balance sheet debt		36

Long-term debt	1,272	1,479

	1,502	1,892
Less:

Cash and cash equivalents	879	565

Short-term investments	324	403

Net debt	299	924

26	Adecco Annual Report 2004

Back to Contents

Financial Review

Operating results

Overview
 2004 saw a recovery of the overall business environment and continued growth in demand for staffing and human resource services. Countries undergoing favourable regulatory changes, such as Germany and Japan, experienced strong growth. Demand for outplacement services declined during 2004 as demand for these services weakens during a period of economic recovery.
     The Company’s strategic focus during 2004 was on organic growth through the strengthening of current operations and expansion of the branch network while maintaining tight cost control. In January 2004, the Company announced a delay in the scheduled completion of the audit of its 2003 consolidated financial statements due to the identification of material weaknesses in its North American staffing operations and the need to investigate accounting, control and compliance issues in the U.S. and certain other countries. The Company’s Audit Committee commissioned an independent investigation by U.S. and Swiss counsel overseen by an independent monitor. This investigation is fully complete and did not find anything financially material to the Company. During 2004, the Company has addressed the material weaknesses identified in the 2003 audit.
     The Company overcame the challenge that certain customers may have reduced their use of the Company’s staffing services as a result of the reporting delay and, in fact, grew both its client base and the number of temporary associates placed during the year. This enabled the Company to bring 2004 to a successful conclusion as illustrated by the following highlights:

–	revenues grew 6% to EUR 17,239;
–	gross margin stabilised in the Adecco Staffing and Ajilon Professional divisions;
–	net income increased 9% to EUR 332;
–	Adecco Staffing North America returned to profit in 2004; and
–	net debt was reduced by EUR 625 to EUR 299.

During the second half of 2004, we made strategic acquisitions in an effort to expand our service offerings and to gain market share in existing markets and to develop new markets. This strategy is illustrated by the 2004 acquisition of a 100% interest in Sydelis, an information technology consulting business in France, and the majority holding of PeopleOne, a leading human resource services provider in India. In the first quarter of 2005, the Company announced its investment in Altedia, a leading human resources consulting company in France, which will further strengthen the LHH Career Services operations.

Revenues
Revenues increased 6% to EUR 17,239 in 2004. This growth was driven primarily by temporary staffing volume increase as temporary hours sold rose 7% to 1,093 million. The 2004 revenues reflected a service mix change towards permanent placement services and away from outplacement services, underscoring the general economic upswing.
     Currency fluctuations reduced 2004 revenues compared to 2003 by 3%, largely due to the U.S. dollar weakening against the Euro. Excluding the impact of currency fluctuations, revenues increased by 9% in constant currency compared to 2003.
     The fiscal year 2004 included 53 weeks compared to 52 weeks in 2003. The additional week added approximately EUR 214 or 1% to revenues. Excluding the impact of the additional week reported in 2004, the Company recognised an increase in revenues of 5%, and 8% in constant currency.

The divisional breakdown of revenues is illustrated below:

Divisional breakdown of revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant currency	EUR	Constant currency

Adecco Staffing	15,287	14,336	7	9	5	8

Ajilon Professional	1,797	1,678	7	10	6	9

LHH Career Services	155	212	(27)	(20)	(27)	(20)

Adecco Group	17,239	16,226	6	9	5	8

Adecco Annual Report 2004	27

Back to Contents

Financial Review

Adecco Group – Operating and financial review and prospects
In millions, except share and per share information

Adecco Staffing division
Within the Adecco Staffing division, revenue distribution is illustrated below:

Adecco Staffing division revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant currency	EUR	Constant currency

France	6,066	5,675	7	7	6	6

Italy	965	837	15	15	14	14

Benelux	744	657	13	13	12	12

United Kingdom	742	693	7	6	6	5

Iberia	668	623	7	7	5	5

Other Europe	1,214	1,044	16	18	14	16

Europe	10,399	9,529	9	9	8	8

United States	2,701	2,800	(4)	7	(5)	5

Other North America	170	164	4	6	3	5

North America	2,871	2,964	(3)	7	(4)	5

Japan	1,187	1,071	11	14	9	12

Other Asia Pacific	432	382	13	13	12	12

Asia Pacific	1,619	1,453	11	13	10	12

Rest of World	398	390	2	12	1	10

Total Adecco Staffing	15,287	14,336	7	9	5	8

Adecco Staffing Europe
Europe’s revenues rose 9% to EUR 10,399 in 2004. This overall growth was primarily due to a temporary staffing volume increase as temporary hours sold rose 7% to 582 million. Temporary staffing services bill rates increased by 2%.
     In France, revenues increased 7% to EUR 6,066 in 2004 driven by a 4% increase in temporary hours sold and a 3% bill rate increase. Focused marketing initiatives in France helped maintain the year on year client base. Italy recorded revenue growth of 15% and revenues of EUR 965 in 2004 as temporary hours sold increased 15% to 58 million in 2004. In the Benelux countries, revenues increased by 13% to EUR 744 in 2004 resulting from a temporary hours sold increase of 13% to 37 million in 2004. U.K. revenues grew 7% to EUR 742 in 2004, mainly due to an increased client base of 6%. In Iberia, revenues continued a steady growth for the second consecutive year with revenues increasing 7% to EUR 668 in 2004. This growth in Iberia was achieved by an increase in our client base of 4% and an increase in temporary hours sold of 6% to 50 million in 2004. In the other European countries, Germany achieved strong revenue growth of 16% to EUR 322 in 2004 due to a 7% growth in temporary hours sold and a 9% increase in average bill rates. Revenue growth in the Nordic countries was 15%, and 18% in constant currency, due to an increase in temporary hours sold of 19%. Also, in Switzerland, an increase in temporary hours sold of 11% led to an increase of revenues of 10%, or 11% in constant currency.

Adecco Staffing North America
Revenues in North America decreased by 3% to EUR 2,871 in 2004. However, excluding the negative currency effect of 10%, caused primarily by the weakening of the U.S. dollar against the Euro and the offsetting positive effect of the extra week in 2004, North America revenues rose by 5%. North America increased its client base by 5% in 2004 and temporary hours sold increased by 3% to 222 million. Average bill rates increased 4% reflecting a shift in mix towards small and medium enterprise businesses and rate increases in national accounts.

Adecco Staffing Asia Pacific
Asia Pacific achieved revenue growth of 11%, or 13% in constant currency, to EUR 1,619 in 2004. In Japan, the relaxation of regulation has further removed barriers to temporary employment. In response, Japan has focused on growth in market share with an average increase in branches in 2004 of 21% and an expanded marketing campaign at the beginning of the year resulting in a revenue increase of 14% in constant currency.

28	Adecco Annual Report 2004

Back to Contents

Financial Review

Ajilon Professional division
 Within the Ajilon Professional division, the revenue distribution is illustrated below:

Ajilon Professional division revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant currency	EUR	Constant currency

United Kingdom	681	599	14	12	12	11

Other Europe	192	175	10	11	8	9

Europe	873	774	13	12	11	10

United States	591	597	(1)	10	(2)	8

Other North America	107	107	1	3	(1)	1

North America	698	704	(1)	8	(2)	7

Asia Pacific	226	200	13	12	12	10

Total Ajilon Professional	1,797	1,678	7	10	6	9

Ajilon Professional Europe
Europe’s revenues grew 13% to EUR 873. Temporary staffing price increases of 8% drove overall revenue growth. Permanent placement revenues increased 30%, mainly within the U.K. These increases were mainly achieved in the areas of IT and engineering.

Ajilon Professional North America
Revenues in North America decreased 1% to EUR 698. In constant currency, the revenues increased 8%. The average client base grew by 4% contributing to an increase in temporary hours sold of 9% in 2004. These increases were partially offset by a 4% decrease in the bill rate. Permanent placement revenues increased by 58% in constant currency.

Ajilon Professional Asia Pacific
Asia Pacific achieved a 13% revenue increase to EUR 226 mainly due to a 9% client base increase in Japan.

LHH Career Services division
Within the LHH Career Services division, revenue distribution is illustrated below:

LHH Career Services division revenues (in EUR)	2004	2003	% variance		% variance (2004 52 weeks)
	(53 weeks)	(52 weeks)	EUR	Constant currency	EUR	Constant currency

Europe	26	31	(17)	(17)	(19)	(18)

North America	129	181	(28)	(20)	(29)	(21)

Total LHH Career Services	155	212	(27)	(20)	(27)	(20)

LHH Career Services experienced a decrease in activity of 27%, and 20% in constant currency, to EUR 155 in 2004. This decrease is due to lower merger and acquisition activity in 2004 and the counter-cyclical effect of economic recovery on outplacement services – as the economy strengthens, fewer layoffs occur and the demand for outplacement services decreases.

Gross margin
Gross margin increased 4%, and 7% in constant currency, to EUR 2,874 in 2004. Gross margin percentage was 16.7% in 2004 compared with 17.0% in 2003, a reduction of 30 basis points (“bp”). The breakdown of the contributors to gross margin percentage by business line shows that the contribution of the temporary staffing services to the total gross margin percentage of 14.6% was unchanged in 2004 compared to 2003. In 2004, permanent placement activity added 100 bp to the Company’s gross margin percentage, an increase of 10 bp compared to 2003. However, because the gross margin percentage of outplace-ment services is over 95%, a revenue decline in this business line significantly affects the Company’s overall gross margin and, accordingly, the decrease in outplacement services revenues reduced the Company’s gross margin percentage by 40 bp.

Adecco Annual Report 2004	29

Back to Contents

Financial Review

Adecco Group – Operating and financial review and prospects
In millions, except share and per share information

The contributors to the Company’s gross margin percentage by business lines are as follows:

Gross margin % contributors by business lines	2004	2003

– Temporary Staffing	14.6%	14.6%

– Adecco	14.2%	14.2%

– Ajilon	0.4%	0.4%

– Permanent Placement	1.0%	0.9%

Temporary Staffing & Permanent Placement	15.6%	15.5%

Other	0.3%	0.3%

Outplacement	0.8%	1.2%

Adecco Group	16.7%	17.0%

Gross margin was also affected by changes in social legislation in France, including the 35 hour work week agreement introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Company established provisions to cover the risk of non-compliance with this agreement. The results of audits by local authorities, the expiration of the statutes of limitation and better historical information led to a change in estimate that resulted in a reduction of provisions affecting the gross margin of EUR 38 in 2004 and EUR 61 in 2003. These changes in estimate had a positive impact of 20 bp in 2004 and of 40 bp in 2003.
     Finally, in 2003, the U.S. increased provisions by EUR 34 which negatively impacted the 2003 gross margin percentage by 20 bp.

Selling, general and administrative expenses
During 2004, the Company has focused on expansion in key markets and, at the same time, maintained its emphasis on cost control. Selling, general and administrative expenses (“SG&A”) decreased as a percentage of revenues by 20 bp to 13.6% in 2004 from 13.8% in 2003. However, SG&A increased 5%, or 8% in constant currency, to EUR 2,343 in 2004.
      This increase was due primarily to the additional costs associated with the 2003 financial reporting delay, including additional audit work, litigation, and investigations, which were incurred in 2004. These costs totalled EUR 83 in 2004 and EUR 6 in 2003.
     Excluding the impact of the costs associated with the 2003 financial reporting delay, SG&A increased by 4% in constant currency but decreased as a percentage of revenues by 70 bp to 13.1% in 2004.
     Compensation expenses, which comprised 62% of total SG&A, increased to EUR 1,446 in 2004, or 2% and 5% in constant currency. This increase was partially due to the increase in stock-based compensation expense which was EUR 20 in 2004 and EUR 6 in 2003 resulting from the adoption of the fair value method of accounting for employee stock options in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, in 2003. The remaining increase in compensation expense was mainly due to the Company’s expansion of its branch network and the resulting increase in FTE employees. The average branches and the average FTE employees during 2004 increased 3% to 6,012 and 3% to 28,681, respectively. At year end, actual branches exceeded 6,000 and actual FTE employees approximated 30,000.

The following table shows the increase of FTE employees and branches by division:

Divisional breakdown	FTE employees			Branches
(Yearly average)	2004	2003	% variance	2004	2003	% variance

Adecco Staffing	23,831	23,004	4	5,433	5,248	4

Ajilon Professional	3,627	3,530	3	468	461	2

LHH Career Services	825	956	(14)	111	114	(3)

Corporate	398	384	4

Adecco Group	28,681	27,874	3	6,012	5,823	3

The following table shows FTE employees and branches by region:

Regional breakdown	FTE employees			Branches
(Yearly average)	2004	2003	% variance	2004	2003	% variance

Europe	18,280	17,807	3	3,904	3,739	4

North America	5,848	5,948	(2)	1,593	1,614	(1)

Asia Pacific	3,102	2,707	15	292	253	15

Rest of World	1,451	1,412	3	223	217	3

Adecco Group	28,681	27,874	3	6, 012	5,823	3

30	Adecco Annual Report 2004

Back to Contents

Financial Review

Marketing expenses increased to EUR 92 in 2004, or 13% and 16% in constant currency, in conjunction with the Company’s market expansion, principally in Japan and France. Bad debt expense decreased by EUR 19 to EUR 25 which reflects the positive effects of the continued focus on collections and of improvements in customer operations.
     In 2004, SG&A was reduced by a change in estimate of French payroll liability provisions of EUR 13. In 2003, SG&A was reduced by a change in estimate of French payroll liability provisions of EUR 33 partially offset by an increase in provisions in the U.S. of EUR 13.

Operating income
Operating income increased 4% and 5% in constant currency, to EUR 530 in 2004. Operating income as a percentage of revenues held steady at 3.1% in 2004 and in 2003. The costs associated with the 2003 financial reporting delay reduced operating income margin in 2004 by 50 bp. Excluding these costs, operating income increased by 19% and 20% in constant currency.

The breakdown of operating income is presented in the following table:

					% variance
Operating income (in EUR)	2004	% of revenues	2003	% of revenues	EUR	Constant currency

Adecco Staffing	622	4.1	502	3.5	24	23

Ajilon Professional	86	4.8	57	3.4	51	57

LHH Career Services	26	17.0	68	31.9	(61)	(57)

Total divisions	734	4.3	627	3.9	17	18

Costs associated with 2003 financial
reporting delay	(83)		(6)

Stock-based compensation expense	(20)		(6)

Corporate expenses	(100)		(100)

Amortisation of intangibles	(1)		(6)

Adecco Group	530	3.1	509	3.1	4	5

Adecco Staffing
Adecco Staffing’s operating income increased 23% in constant currency to EUR 622 in 2004. Gross margin percentage remained steady at 15.0% in 2004 and 2003. Although SG&A increased by 4% in constant currency, SG&A as a percentage of revenues decreased by 50 bp to 10.9% in 2004. In constant currency, these two increases translated a 9% revenue increase into a 23% operating income increase.
     Within Europe, operating income increased 3% to EUR 513 in 2004. Excluding the effect of the release of French payroll provisions of EUR 51 in 2004 and EUR 94 in 2003, operating income increased 14%. In France, excluding the impact of the release of the French payroll provisions, the return on revenues declined by 30 bp to 3.8% in 2004. Expanded operations and a general increase in wages were the primary factors driving this decrease. Most of the other major markets, including Italy, Iberia, Benelux, U.K. and Germany, achieved operating income growth that was higher than revenue growth.
     North America returned to profit in 2004 with an increase in operating income of EUR 96 to EUR 43 in 2004. This improvement was driven by a focus on the high margin small and medium enterprise business with a 5% client base expansion as well as the increase in provisions in 2003 of EUR 47.
     Operating income for Asia Pacific showed a small improvement of EUR 1 to EUR 59 in 2004 principally due to higher social charges and investment in branch openings in Japan.

Ajilon Professional
Ajilon Professional’s operating income increased by 57% in constant currency to EUR 86 in 2004. Improvement in return on revenues was achieved in all regions of the division. The gross margin percentage increase of 50 bp to 24.2% was led by a shift in business mix towards the higher margin permanent placement services in the IT, finance and accounting, and high-end clerical support sectors.

LHH Career Services
LHH Career Services’ operating income decreased 57% in constant currency to EUR 26 in 2004. LHH Career Services responded to the 20% revenue decline in constant currency, resulting from the counter-cyclical nature of the outplacement industry by decreasing average FTE employees by 14%, average branches by 3% and total SG&A by 7% in constant currency. The division continued to have the highest return on revenues, with a 17.0% return on revenues in 2004 compared to 31.9% in 2003. In the first quarter of 2005, the Company announced an investment in Altedia, a leading human resources consulting company in France, which will significantly expand the division’s consulting capabilities in Continental Europe.

Adecco Annual Report 2004	31

Back to Contents

Financial Review

Adecco Group – Operating and financial review and prospects
In millions, except share and per share information

Interest expense
Interest expense decreased by EUR 8 to EUR 62 in 2004 compared to EUR 70 in 2003, mainly due to a decrease in interest rates, a reduction in debt occurring mainly in the fourth quarter, and a change in the debt mix.

Interest income and other non-operating expenses, net
Interest income and other non-operating expenses, net, which includes interest income, foreign exchange gains and losses, and other non-operating expenses, net, increased by EUR 8 in 2004 compared to 2003. Net foreign exchange losses, including hedging costs, decreased by EUR 2 to EUR 7 in 2004. Interest income increased by EUR 4 to EUR 15 in 2004. Non-operating expenses decreased by EUR 2 in 2004 compared to 2003.

Provision for income taxes
The provision for income taxes increased by EUR 46 to EUR 174 in 2004 compared to EUR 128 in 2003. The effective tax rate for the year was 36.5% compared with 29.2% in 2003. The increase is mainly due to expenses associated with the 2003 financial reporting delay receiving a lower tax benefit, changes in the mix of income being taxed at higher tax rates, the change in tax risk reserves and the change in valuation allowances recorded against deferred tax assets.
     Included in the 2004 provision for income taxes is an increase of EUR 34 reflecting the net change in tax risk reserves. In 2003, the income tax provision included a reduction in tax reserves of EUR 48. The 2003 reduction was mainly due to the successful resolution during 2003 of prior years’ tax audits, settlement of disputes with tax authorities, changes in events during the year which resulted in the reassessment of tax risks and the expiration of the statutes of limitations in certain countries. These decreases were partially offset by an increase in tax risk reserves related to risks originating in 2003.
     The valuation allowance increase of EUR 5 in 2004 is significantly lower than the 2003 valuation allowance increase of EUR 63. This difference mainly relates to additional valuation allowances recorded against deferred tax assets in the U.S. in 2003. During 2004, no additional valuation allowances were recorded with respect to the U.S. operations.

Net income
Net income for 2004 increased for the full year by 9% to EUR 332, compared to EUR 305 in 2003. In April 2004, the sale of jobpilot was completed. This has been accounted for as discontinued operations and resulted in income of EUR 30 in 2004 and a loss of EUR 3 in 2003. A cumulative effect of change in accounting principle, net of tax (SFAS No. 143, “Asset Retirement Obligations”) of EUR 3 was expensed in 2003.

Outlook
The key drivers for our industry are global GDP trends in developed and emerging markets and labour market flexibility resulting from more favourable regulation. These indicators remain broadly positive for the staffing services market in 2005.
     Demand for more flexible staffing and human resource solutions is expected as the global economy improves. While it is anticipated that the cyclical nature of the temporary staffing markets will continue, we believe that usage of temporary general and speciality staffing services will increase. Demand for permanent placement is also expected to increase with the continued economic upturn and outplace-ment services demand is expected to improve due to an anticipated increase in merger and acquisition activity.
     The trend towards more favourable regulation of labour markets is established. Recent evidence of further relaxation of regulation can be seen in Italy and France where permanent placement activity can now be combined with temporary staffing activity. In Germany and Japan, a more favourable regulatory environment is likely to sustain an increased demand for temporary staffing services in 2005.
     With our continuing focus on profitable revenue growth through the expansion of our branch network and extension of our service lines, we look for further organic revenue growth and margin improvements at or above market levels in 2005.

32	Adecco Annual Report 2004

Back to Contents

Financial Review

Liquidity and capital resources

Cash needed to finance the Company’s operations is primarily generated through operating activities, bank overdrafts, existing multicurrency credit facilities, and the issuance of bonds. Management believes that the ability to generate cash from operations and the additional resources available are sufficient to support planned business expansion and to meet short- and medium-term financial commitments. Additionally, the Company may utilise available cash resources to repay debt or to make acquisitions.
     The principal funding requirements of our business include financing working capital and capital expenditures. Capital expenditures mainly comprise the purchase of computer equipment, capitalised software, and cost of leasehold improvements. Within the Company’s working capital, trade accounts receivable, net, comprises approximately 68% of total current assets and accrued salaries and wages, payroll taxes and employee benefits comprise 47% of total current liabilities. Working capital financing needs increase as business increases.
     The net increase in cash and cash equivalents and short-term investments in 2004 was EUR 235 to EUR 1,203. The increase was primarily due to cash flows from operations of EUR 542, cash proceeds from the sale of jobpilot of EUR 64 and inflows from cash settlements of financial derivatives of EUR 107 and was offset by repayments of long-term debt of EUR 336, dividend payments of EUR 86 and capital expenditures of EUR 68.
     To support short-term working capital and borrowing requirements, as of January 2, 2005, the Company had lines of credit amounting to EUR 900 on which there were borrowings outstanding amounting to EUR 28.
     The Company maintains a multicurrency revolving credit facility issued by a syndicate of banks which permits borrowings up to a maximum of EUR 580. The credit facility was entered into for general corporate purposes including refinancing of advances and letters of credit outstanding under the previous facility. The interest rate is based on LIBOR plus a margin, which varies depending on the Company’s debt-to-EBITDA ratio. During 2004, there was no activity and as of January 2, 2005, there were no outstanding borrowings under the credit facility. As of January 2, 2005, the Company had EUR 406 available under the credit facility after drawing down EUR 174 in the form of letters of credit.
     The Company manages its cash position to ensure that contractual commitments are met and reviews cash positions against existing obligations and budgeted cash expenditures. The Company’s policy is to invest excess funds primarily in investments with original maturities of 12 months or less. See Note 4 to consolidated financial statements for a further discussion of investments.
     The Company’s current cash and cash equivalents and short-term investments are invested primarily within Switzerland (52%), the rest of Europe (28%) and Bermuda (8%). There are no restrictions on the transferability of these funds among entities within the Company.
     The Company plans for approximately EUR 112 to be invested in fixed assets for existing operations, including planned branch openings in 2005. In March 2005, the Company acquired, through a 70% owned subsidiary (“the subsidiary”), 50.5% of the outstanding share capital of Altedia from its founders for EUR 19 per share. The subsidiary launched a public tender offer in April 2005 for the remaining shares. Assuming full acceptance of the tender offer, the subsidiary will own 100% of Altedia and the Company’s ownership in the subsidiary will increase to 85%. The total purchase price, which is estimated to be approximately EUR 100, depends primarily on the ultimate success of the tender offer.

The Company’s contractual obligations are presented in the following table:

Payments due by period (in EUR)	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years

Short-term debt obligations	28	28

Long-term debt obligations	1,474	202	555	122	595

Operating leases	474	125	169	106	74

Total	1,976	355	724	228	669

As of January 2, 2005, the Company’s total capital resources amounted to EUR 3,276, comprising EUR 1,502 in debt and EUR 1,774 in equity, excluding treasury stock. The long-term debt was EUR 1,272 as of January 2, 2005, and EUR 1,479 as of December 28, 2003 and includes long-term notes, convertible notes, convertible bonds and bonds. The borrowings, which are unsubordinated and unsecured, are denominated in Swiss francs, U.S. dollars and Euros and have maturity dates ranging from 2005 to 2013. During 2004, the Company reduced its short and long-term debt including foreign currency effect by EUR 354.
     Net debt was reduced by EUR 625 to EUR 299 as of January 2, 2005, primarily through cash flows generated from operating activities, the proceeds from the sale of jobpilot and settlements of certain hedging instruments. Net debt is defined as short-term and long-term debt, off-balance sheet debt less cash and cash equivalents and short-term investments. Off-balance sheet debt as of December 28, 2003 was EUR 36. There was no off-balance sheet debt as of year end 2004 due to the termination of the external financing of the securitisation agreement.

Adecco Annual Report 2004	33

Back to Contents

Financial Review

Adecco Group – Operating and financial review and prospects
In millions, except share and per share information

Long-term debt obligations consist primarily of EUR 595 of guaranteed convertible debt due 2013 and EUR 406 of guaranteed notes due 2006. These debt instruments were issued in part to refinance existing debt, optimise available interest rates, and increase the flexibility of cash management.
     During the first quarter of 2005, the Company repurchased CHF 77 of its CHF 300, 4% bond maturing in July 2005 and USD 10 of its USD 200, 7% guaranteed notes maturing in July 2006.
     Future minimum rental commitments under non-cancellable leases comprise the majority of the operating lease obligations presented above. We expect to fund these commitments with existing cash and cash flows from operations. Operating leases are employed by the Company to maintain the flexible nature of the branch network.

Analysis of cash flows statement
The following table illustrates the cash from or used in operating, investing and financing activities:

Summary of cash flows information (in EUR)	2004	2003

Net cash from operating activities of continuing operations	542	453

Net cash from/(used in) investing activities of continuing operations	113	(432)

Net cash from/(used in) financing activities of continuing operations	(407)	357

Cash flows from operations are generally derived from receipt of cash from customers less payments to temporary personnel, regulatory authorities, employees and other operating disbursements.
     Cash receipts are dependent on general business trends, foreign currency fluctuations and cash collection trends measured by DSO. DSO varies significantly within the various countries in which the Company has operations, due to the various market practices within these countries. In general, an improvement of DSO reduces the balance of accounts receivable resulting in cash inflows from operating activities.
     Cash disbursement activity is predominantly associated with scheduled payroll payments to the temporary personnel. Given the nature of these liabilities, the Company has limited flexibility to adjust its disbursement schedule. Therefore, there is typically not a direct relationship between the timing of cash receipts and disbursements.
     During 2004, cash flows from operating activities of continuing operations increased by EUR 89. This increase is primarily attributable to the net impact of an increase in accounts receivable and an increase of accounts payable and accrued expenses. The significant movements in accounts receivable and accounts payable and accrued expenses balances between 2004 and 2003 are primarily attributable to the following factors:

–	an increase in business during the last two months (the approximate period of time in which accounts receivable turnover) of 2004 compared to 2003; and
–	the addition of an extra week included in fiscal year 2004 and, because fiscal year 2004 ended on January 2, 2005, compared to December 28, 2003, the timing of cash collections from our clients and timing of payments varied.

DSO, as of January 2, 2005, improved to 59 days compared to 60 days as of December 28, 2003.
     The Company’s capital expenditures amounted to EUR 68 and EUR 54 in 2004 and 2003, respectively. In 2004, the net proceeds from short-term investments were EUR 110. In 2003, purchases of short-term investments amounted to EUR 403. There were no sales or maturities of investments in 2003.
     During 2004, long-term debt of EUR 336 was repaid. In 2003, long-term debt of EUR 74 was repaid and EUR 580 was issued.
     The total inflows from cash settlements of derivative instruments amounted to EUR 107 in 2004 and 2003, respectively.

Off-balance-sheet arrangements
The Company maintained a securitisation agreement for certain U.K. receivables. On May 13, 2004, the Company elected to repay the outstanding balance of EUR 37, and the external debt financing of the U.K. securitisation agreement was terminated. Accordingly, as of January 2, 2005, there was no off-balance sheet debt.

Income taxes
The Company has reserves for taxes that may become payable in future periods as a result of tax audits. At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes could, in a future period, have a significant impact on cash flows.
     Based upon currently available information, the Company is not able to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

Credit ratings
The Company’s most current credit rating from Moody’s is Baa3 with stable outlook and from Standard & Poor’s is BBB- with positive outlook. Both ratings are investment grade.

34	Adecco Annual Report 2004

Back to Contents

Financial Review

Financial risk management

Foreign currency and derivative financial instruments
The Company is exposed to market risk, primarily related to foreign exchange, interest rates and equity market risk. These exposures are actively managed by the Company in accordance with written policies approved by the Board of Directors. The Company’s objective is to minimise, where deemed appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. It is the Company’s policy to use a variety of derivative financial instruments to hedge the volatility relating to these exposures.
     The Company uses interest rate swaps to hedge interest rate risks and to maintain a balance between fixed rate and floating rate debt. The terms of the interest rate swaps generally match the terms of specific debt agreements. Additional discussion of these interest rate swaps is located in Note 13 to consolidated financial statements.
     Depending on the amount of outstanding foreign currency forward contract hedges and the fluctuation of exchange rates, in particular the U.S. dollar against the Swiss franc, the settlement of these contracts may result in significant cash inflows or cash outflows.
     Given the global nature of the Company’s business, the Company is exposed to foreign exchange movements, primarily in the currencies of the United States, the United Kingdom, Japan, and subsidiaries whose functional currency is the Euro. Consequently, the Company enters into various contracts, such as foreign currency forward contracts and cross-currency swaps, which change in value as foreign exchange rates change, to preserve the value of assets, equity, and commitments. During 2004, the Company restructured the financing of its investments in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. Additional discussion of forward contracts is located in Note 13 to consolidated financial statements.

Controls and compliance

     In January 2004, the Company announced a delay in the scheduled completion of the audit of its 2003 consolidated financial statements due to the identification of material weaknesses in its North American staffing operations and the need to investigate accounting, control and compliance issues in the U.S. and certain other countries. The Company’s Audit Committee commissioned an independent investigation by U.S. and Swiss counsel overseen by an independent monitor. This investigation is fully complete and did not find anything financially material to the Company. During 2004, the Company has addressed the material weaknesses identified in the 2003 audit.
     In addition, the Company is committed to maintaining the highest standards of ethical business conduct. To further strengthen its practices in this area, the Company appointed in 2004 a full-time Chief Compliance and Business Ethics Officer, reporting to the Board of Directors to oversee worldwide compliance practices and business ethics.

Critical accounting policies, judgements and estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to adopt accounting policies and make significant judgements and estimates. There may be alternative policies and estimation techniques that could be applied. The Company has established a review process to monitor the application of new accounting policies and the appropriateness of estimates. Changes in estimates may result in adjustments based on change of circumstances and availability of new information. Therefore, actual results could differ materially from estimates. The policies and estimates discussed below either involve significant estimates or judgements or are material to the Company’s financial statements. The selection of critical accounting policies and estimates has been discussed with the Board of Directors, the Audit Committee, and the independent auditors. The Company’s significant accounting policies are disclosed in Note 1 to consolidated financial statements.

Accruals and provisions
Various accruals and provisions are recorded for sales and income taxes, payroll related taxes, pension and health liabilities, workers’ compensation, profit sharing and other similar items taking into account local legal and industry requirements. The estimates used to establish accruals and provisions are based on historical experience, information from external professionals, including actuaries and other facts and reasonable assumptions under the circumstances. If the historical data the Company uses to establish its accruals and provisions does not reflect the Company’s ultimate exposure, accruals and provisions may need to be increased or decreased and future results of operations could be materially affected.

Adecco Annual Report 2004	35

Back to Contents

Financial Review

Adecco Group – Operating and financial review and prospects
In millions, except share and per share information

The French government has authorised various social programs, including the 35 hour work week agreement that was introduced in 2000. The Company adopted the complex rules associated with this agreement, which was aimed at the recognition of a lower social security charge. In France, compliance with social security rules is subject to governmental audits for a defined period of years. A provision must be created not only for the amounts due to customers, but also to cover the risk of non-compliance findings of governmental audits. Estimates of provisions are based on historical experience. Expenses are included in direct costs of services, as well as in SG&A. Experience in complying with these rules, expiration of the statutes of limitation and the results of audits by local authorities, as well as changes in the laws governing these social programs may require revision to management estimates and may materially impact the consolidated financial statements of the Company. Provisions for social security charges of EUR 51 and EUR 94 in 2004 and 2003, respectively, were released to the consolidated statements of operations.
     In most states of the U.S., the Company is self-insured for workers’ compensation claims by temporary workers. The provision recognised is determined by actuarial valuations that are performed periodically and is based on historical claim experience, and workers’ demographic and market components. Workers’ compensation expense is included in direct costs of services. Significant weakening of the U.S. market, changes in actuarial assumptions, increase of claims or changes in laws may require additional workers’ compensation expense. Improved claim experience may result in lower workers’ compensation premiums.
     In the U.S., the Company incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff ) and tax rates notified by each state. The Company has been advised by certain states that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. The Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of January 2, 2005, the Company has reserved EUR 8 for potential assessments.

Allowance for doubtful accounts
The Company makes judgements as to its ability to collect outstanding receivables and provides allowances for the portion of receivables when collection becomes doubtful. Provisions are made based on a specific review of significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based on the age of the receivable. In determining these percentages, the Company analyses its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. Bad debt expense of EUR 25 and EUR 44 was recorded in 2004 and 2003, respectively.

Income taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for the future tax benefit of existing net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not. While management believes that its judgements and estimations regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.
     In addition, significant judgement is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of intercompany transactions and arrangements. Although management believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different from amounts reflected in the income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made.
     Interim reporting for income taxes is based on an estimated annual tax rate. In determining this rate, management makes estimates about taxable income for each subsidiary within the Company and the tax rate in effect in each jurisdiction. In addition, discrete events are reported in the quarter in which they occur. To the extent these estimates change during the year, the actual results will differ from these estimates. In addition, should discrete events take place during a particular quarter, the estimated annual tax rate may change between quarterly periods and may differ from the actual tax rate for the year.

Impairment of goodwill
The carrying value of goodwill is reviewed annually for impairment (or on an interim basis if required), at a reporting unit level. The annual impairment test is performed during the fourth quarter based on financial information as of November 1. In step one, the impairment test compares the carrying value of each reporting unit with the reporting unit fair value determined using a combination of comparable

36	Adecco Annual Report 2004

Back to Contents

Financial Review

market multiples, additional market information and discounted cash flow valuation models. If the fair value of the reporting unit is lower than the carrying value of the reporting unit, step two is performed to measure the amount, if any, of the impairment. In step two, the fair value of all assets and liabilities of the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit, with the excess, if any, considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, that excess is recorded as an impairment loss in operating income. In the case of newly acquired companies or the occurrence of significant events between impairment testing periods, the carrying value of goodwill is monitored. If necessary, additional analysis and tests would be performed and impairment losses recognised in earnings.
     To determine the amount of impairment and the fair value of assets and liabilities, judgements and estimates are required based on external market and industry data, and forecasts of operational performance. In 2004, 2003, and 2002, no impairment loss was recognised.
     Differences between the estimates used by management in its assessment and the Company’s actual performance, as well as market and industry developments, changes in the business strategy that may lead to the reorganisation of internal structures, change of resources and the disposal of businesses could all result in an impairment of goodwill.

Contingencies
In the ordinary course of business conducted around the world, the Company faces loss contingencies that may result in the recognition of a liability or the write-down of an asset. Management periodically assesses these risks based on information available and assessments from external professionals.
     The Company is currently involved in various claims and legal proceedings. Periodically, the status of each significant loss contingency is reviewed to assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, an accrued liability for the estimated loss is recorded. Because of uncertainties related to these matters, accruals are based on the best information available at the time. As additional information becomes available, the potential liability related to pending claims and litigation is reassessed and estimates are revised. Such revisions in the estimates of the potential liabilities could have a material impact on results of operations and financial position.

Forward-looking statements

Information in this Annual Report may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this Annual Report are based on information available to the Company as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things:
–	global GDP trends and the demand for temporary work;
–	the demand for and changes in regulation of temporary work;
–	intense competition in the markets in which the Company competes;
–	the assertion and resolution of U.S. unemployment tax;
–	the resolution of the French anti-trust investigation;
–	the resolution of the U.S. class action litigation and remaining regulatory inquiries relating to the 2003 financial reporting delay; and
–	any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this Annual Report are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 28, 2003, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

Adecco Annual Report 2004	37

Back to Contents

Financial Review

Adecco Group – Selected financial information – unaudited
In millions, except share and per share information

For the fiscal years (in EUR)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2001 (52 weeks)	2000 (52 weeks)
Statements of operations

Revenues	17,239	16,226	17,085	18,034	17,091

Operating income[1]	530	509	454	48	40

Income/(loss) from
continuing operations	302	308	250	(282)	(275)

Income/(loss) from
discontinued operations	30	(3)	(8)

Net income/(loss)	332	305	242	(282)	(275)

As of (in EUR)	2. 1. 2005	28. 12. 2003	29. 12. 2002	30. 12. 2001	31. 12. 2000
Balance sheets

Cash and cash equivalents and
short-term investments	1,203	968	209	376	323

Trade accounts receivable, net	3,149	2,947	2,899	3,130	3,478

Goodwill [2]	1,196	1,241	1,421	1,543	2,029

Total assets	6,441	6,316	5,826	6,297	6,994

Short-term debt and current
maturities of long-term debt	230	377	227	671	780

Accounts payable and accrued expenses	3,025	2,772	2,809	2,913	2,858

Long-term debt, less current maturities	1,272	1,479	1,334	1,382	1,673

Total liabilities	4,666	4,769	4,487	5,090	5,418

Total shareholders’ equity	1,773	1,547	1,339	1,206	1,570

For the fiscal years (in EUR)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)	2001 (52 weeks)	2000 (52 weeks)
Cash flows from
continuing operations

Cash flows from operating activities	542	453	442	929	15

Cash flows from/(used in) investing
activities	113	(432)	(181)	(348)	(838)

Cash flows from/(used in) financing
activities	(407)	357	(407)	(526)	168

Other indicators

Capital expenditures, net	67	52	100	192	223

Net debt [3]	299	924	1,411	1,751	2,186

As of	2. 1. 2005	28. 12. 2003	29. 12. 2002	30. 12. 2001	31. 12. 2000

Additional statistics

Number of employees at end of year	30,000	28,000	29,000	30,000	30,000

[1]	Operating income includes amortisation of intangibles of EUR 1, EUR 6, EUR 4, EUR 6, and EUR 4 for 2004, 2003, 2002, 2001, and 2000, respectively. It also includes amortisation of goodwill of EUR 724 and EUR 708 for 2001 and 2000.
[2]	Effective the first day of fiscal year 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, that requires that goodwill no longer be amortised to earnings.
[3]	Net debt is a non-U.S. GAAP measure and comprises short-term and long-term debt, and off-balance sheet debt of EUR 36, EUR 59, EUR 74, and EUR 56 in 2003, 2002, 2001, and 2000, respectively, relating to the U.K. securitisation, less cash and cash equivalents and short-term investments. There was no off-balance sheet debt at the end of 2004.

Adecco Annual Report 2004	39

Back to Contents

Financial Review

Adecco Group – Consolidated balance sheets
In millions, except share and per share information

As of (in EUR)	2. 1. 2005	28. 12. 2003
Assets

Current assets:

– Cash and cash equivalents	879	565

– Short-term investments	324	403

– Trade accounts receivable, net	3,149	2,947

– Other current assets	260	308

– Current assets from discontinued operations		14

Total current assets	4,612	4,237

Property, equipment, and leasehold improvements, net	261	327

Other assets	364	448

Intangibles, net	8	3

Goodwill	1,196	1,241

Other assets from discontinued operations		60

Total assets	6,441	6,316

Liabilities and shareholders’ equity

Liabilities

Current liabilities:

– Accounts payable and accrued expenses:

– Accounts payable	152	131

– Accrued salaries and wages	758	714

– Accrued payroll taxes and employee benefits	764	632

– Accrued sales and value added taxes	487	435

– Accrued income taxes	341	299

– Other accrued expenses	523	561

– Total accounts payable and accrued expenses	3,025	2,772

– Short-term debt and current maturities of long-term debt	230	377

– Current liabilities from discontinued operations		12

Total current liabilities	3,255	3,161

Long-term debt, less current maturities	1,272	1,479

Other liabilities	139	125

Other liabilities from discontinued operations		4

Total liabilities	4,666	4,769

Minority interests	2

Shareholders’ equity

Common shares	116	116

Additional paid-in capital	2,026	1,993

Treasury stock, at cost	(1)	(5)

Accumulated deficit	(356)	(602)

Accumulated other comprehensive income/(loss), net	(12)	45

Total shareholders’ equity	1,773	1,547

Total liabilities and shareholders’ equity	6,441	6,316

The accompanying notes are an integral part of these consolidated financial statements.

40	Adecco Annual Report 2004

Back to Contents

Financial Review

Adecco Group – Consolidated statements of operations
In millions, except share and per share information

For the fiscal years (in EUR)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)

Revenues	17,239	16,226	17,085

Direct costs of services	(14,365)	(13,469)	(14,046)

Gross margin	2,874	2,757	3,039

Selling, general and administrative expenses	(2,343)	(2,242)	(2,581)

Amortisation of intangibles	(1)	(6)	(4)

Operating income	530	509	454

Interest expense	(62)	(70)	(100)

Interest income and other non-operating
expenses, net	8		(7)

Income before income taxes, discontinued
operations, and cumulative effect of change in
accounting principle	476	439	347

Provision for income taxes	(174)	(128)	(97)

Income from continuing operations and before
cumulative effect of change in accounting principle	302	311	250

Income/(loss) from discontinued operations	30	(3)	(8)

Cumulative effect of change in accounting
principle, net of tax		(3)

Net income	332	305	242

Basic earnings per share data:

– Continuing operations	1.61	1.66	1.34

– Discontinued operations	0.16	(0.01)	(0.04)

– Cumulative effect of change
in accounting principle		(0.02)

Basic earnings per share	1.77	1.63	1.30

Basic weighted-average shares	187,074,416	186,744,214	186,527,178

Diluted earnings per share data:

– Continuing operations	1.54	1.63	1.32

– Discontinued operations	0.15	(0.01)	(0.04)

– Cumulative effect of change in
accounting principle		(0.01)

Diluted earnings per share	1.69	1.61	1.28

Diluted weighted-average shares	201,328,174	195,777,267	193,469,123

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Annual Report 2004	41

Back to Contents

Financial Review

Adecco Group – Consolidated statements of cash flows
In millions, except share and per share information

For the fiscal years (in EUR)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)

Cash flows from operating activities
of continuing operations

Net income	332	305	242

Adjustments to reconcile net income to cash flows
from operating activities of continuing operations:

– (Income)/loss from discontinued operations	(30)	3	8

– Depreciation and amortisation	120	142	148

– Bad debt expense	25	44	89

– Stock-based compensation	20	6	5

– Deferred tax provision/(benefit)	(3)	65	(34)

– Other charges	14	25	7

Changes in operating assets and liabilities,
net of acquisitions:

– Trade accounts receivable, including sold receivables	(281)	(219)	1

– Accounts payable and accrued expenses	318	94	(3)

– Other assets and liabilities	27	(12)	(21)

Cash flows from operating activities
of continuing operations	542	453	442

Cash flows from investing activities
of continuing operations

Capital expenditures	(68)	(54)	(104)

Proceeds from sale of property and equipment	1	2	4

Purchase of jobpilot, net of cash acquired of EUR 12			(60)

Purchase of available-for-sale securities	(84)	(178)	(1)

Purchase of term deposits	(84)	(225)

Proceeds from sale of available-for-sale securities	82

Proceeds from sale of term deposits	196

Cash settlements on derivative instruments	93	31

Other acquisition and investing activities, net	(23)	(8)	(20)

Cash flows from/(used in) investing activities
of continuing operations	113	(432)	(181)

42	Adecco Annual Report 2004

Back to Contents

Financial Review

For the fiscal years (in EUR)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)

Cash flows from financing activities
of continuing operations

Net increase/(decrease) in short-term debt	(11)	(167)	(425)

Borrowings on long-term debt, net of issuance costs		580	393

Repayment of long-term debt	(336)	(74)	(365)

Dividends paid to shareholders	(86)	(75)	(128)

Common stock options exercised	7	9	15

Cash settlements on derivative instruments	14	76	97

Other financing activities	5	8	6

Cash flows from/(used in) financing activities
of continuing operations	(407)	357	(407)

Net proceeds from sale of discontinued operations	64

Effect of exchange rate changes on cash	2	(21)	(19)

Net increase/(decrease) in cash and cash equivalents	314	357	(165)

Cash and cash equivalents:

– Beginning of year	565	208	373

– End of year	879	565	208

Supplemental disclosures of cash paid

Cash paid for interest	49	63	78

Cash paid for income taxes	117	134	166

Supplemental disclosures of non-cash
investing activities

Stock received in the sale of jobpilot	24

Asset retirement obligations	(3)	12

The accompanying notes are an integral part of these consolidated financial statements.

Adecco Annual Report 2004	43

Back to Contents

Financial Review

Adecco Group – Consolidated statements of changes in shareholders’ equity
In millions, except share and per share information

In EUR	Common shares	Additional paid-in capital	Treasury stock, at cost	Accumulated deficit	Accumulated other compre- hensive income/ (loss), net	Total shareholders’ equity

December 31, 2001	115	1,959	(6)	(946)	84	1,206

Comprehensive income:

Net income				242		242

Other comprehensive income/(loss),
net of tax:

– Currency translation adjustment					16	16

– Unrealised gain/(loss) on cash flow
hedging activities					(10)	(10)

– Minimum pension liability adjustment					(7)	(7)

Total comprehensive income						241

Stock-based compensation		5				5

Common stock options exercised	1	14				15

Cash dividends, CHF 1.00 per share				(128)		(128)

December 29, 2002	116	1,978	(6)	(832)	83	1,339

Comprehensive income:

Net income				305		305

Other comprehensive income/(loss),
net of tax:

– Currency translation adjustment					(41)	(41)

– Unrealised gain/(loss) on cash flow
hedging activities					3	3

– Minimum pension liability adjustment					(2)	(2)

– Changes in available-for-sale
securities					2	2

Total comprehensive income						267

Stock-based compensation		6				6

Common stock options exercised		9				9

Treasury stock transactions			1			1

Cash dividends, CHF 0.60 per share				(75)		(75)

December 28, 2003	116	1,993	(5)	(602)	45	1,547

Comprehensive income:

Net income				332		332

Other comprehensive income/(loss),
net of tax:

– Currency translation adjustment					(57)	(57)

– Unrealised gain/(loss) on cash flow
hedging activities					3	3

– Minimum pension liability adjustment					(5)	(5)

– Changes in available-for-sale
securities					2	2

Total comprehensive income						275

Stock-based compensation		25				25

Common stock options exercised		7				7

Treasury stock transactions		1	4			5

Cash dividends, CHF 0.70 per share				(86)		(86)

January 2, 2005	116	2,026	(1)	(356)	(12)	1,773

The accompanying notes are an integral part of these consolidated financial statements.

44	Adecco Annual Report 2004

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Note 1 – The business and summary of significant accounting policies

Business
The consolidated financial statements include Adecco S.A., a Swiss corporation, its majority-owned subsidiaries and other affiliated entities (collectively, the “Company”). The Company’s principal business is providing personnel services to companies and industries worldwide. The Company currently provides its services through its three divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. The Adecco Staffing division provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, and telecommunications sectors. The Ajilon Professional division offers specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support. The LHH Career Services division provides outplacement and career counselling to employees in transition, together with leadership development and organisational consulting. The Company provides these services to businesses located throughout North America, Europe, Asia Pacific, Latin America, and Africa.
     Prior to the sale of jobpilot GmbH and subsidiaries (“jobpilot”), the Company provided services through a fourth division: e-HR Services & Others, which provided online recruitment advertising. On April 22, 2004, the jobpilot operations were sold, and, accordingly the operating results, assets and liabilities and cash flows related to jobpilot have been reclassified as discontinued operations in the consolidated financial statements.

Basis of presentation
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and the provisions of Swiss law. The Company’s fiscal year ends on the Sunday nearest to December 31. For 2004, the Company’s fiscal year contained 53 weeks and ended on January 2, 2005, whereas for 2003 and 2002 it contained 52 weeks each and ended on December 28, 2003, and December 29, 2002, respectively.

Reporting currency
The reporting currency of the Company is the Euro, which reflects the significance of the Company’s Euro-denominated operations. Adecco S.A.’s share capital is denominated in Swiss francs, and the Company declares and pays dividends in Swiss francs. The Swiss franc is the currency of stock option grants since it is the functional currency of the parent company, Adecco S.A.

Foreign currency translation
The Company’s operations are conducted in various countries around the world and the financial statements of foreign subsidiaries are reported in the applicable foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the Euro, the reporting currency, for inclusion in the Company’s consolidated financial statements. Income, expenses and cash flows are translated at average exchange rates prevailing during the fiscal year and assets and liabilities are translated at fiscal year-end exchange rates. Resulting translation adjustments are included as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. Exchange gains and losses on intercompany balances that are considered permanently invested are also included in equity. Business transactions denominated in foreign currencies are recorded in the statements of operations at the approximate rate applicable on the date of the transaction or the monthly average rate. The functional currency of the parent company, Adecco S.A., is the Swiss franc.

Principles of consolidation
The consolidated financial statements represent the consolidation of the accounts of Adecco S.A. and its majority-owned subsidiaries and entities where the Company has been determined to be the primary beneficiary under the Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities an interpretation of ARB No. 51”. The Company records investments in affiliates in which it is able to exercise significant influence using the equity method of accounting. Other investments in which the Company is not able to exercise significant influence, generally representing an ownership of less than 20%, are recorded at cost. The accounting policy for other investments is also described within short-term investments. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Adecco Annual Report 2004	45

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make judgements, assumptions, and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates, including those related to allowance for doubtful accounts, accruals and provisions, impairment of goodwill, contingencies, and income taxes. The Company bases its estimates on historical experience and on various other market specific assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from those estimates.
     The French government has instituted various social programs, including the 35-hour work week agreement that was introduced in 2000. The adoption of this agreement resulted in the recognition of a lower social security charge. The Company establishes provisions to cover the risk of non-compliance with this agreement. The results of audits by local authorities, expiration of the statutes of limitation, and better historical information led to a change in estimate that resulted in a reduction of provisions of EUR 51 in 2004 and EUR 94 in 2003, which has been included in the determination of 2004 and 2003 operating income in the accompanying consolidated statements of operations. These decreases resulted in an increase to 2004 basic and diluted earnings per share, net of tax, of EUR 0.18 and EUR 0.17, respectively, and an increase to 2003 basic and diluted earnings per share, net of tax, of EUR 0.32 and EUR 0.31, respectively.

Recognition of revenues
The Company generates revenues from sales of temporary staffing services, permanent placement services, outsourcing services, outplacement services, and other personnel services. Revenues are recognised on the accrual basis. Allowances are established for estimated discounts, rebates, and other adjustments.
     Revenues related to temporary staffing services are generally negotiated and invoiced on an hourly basis. Temporary associates record the hours they have worked and these hours, at the rate agreed with the customer, are then accumulated and billed according to the agreed terms. Temporary staffing service revenues are recognised upon rendering of the service.
     Revenues related to permanent placement services are recognised at the time the candidate begins full-time employment, and an allowance is established for non-fulfilment of permanent placement obligations.
     Revenues related to outsourcing services and outplacement services are negotiated with the client on a project basis and revenues are recognised upon rendering of the service.
     The Company presents revenues and the related direct costs of services in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”(“EITF Issue No. 99-19”). EITF Issue No. 99-19 requires the Company to present gross revenues and gross direct costs for sales arrangements in which the Company acts as a principal in the transaction and has risks and rewards of ownership (such as the obligation to pay temporary personnel and the risk of loss for collection and performance or pricing adjustments). Under arrangements where the Company subcontracts to others, the revenues are reported on a net basis.

Marketing costs
Advertising and marketing costs totalled EUR 92, EUR 82 and EUR 102, in 2004, 2003 and 2002, respectively. These costs are included in selling, general and administrative expenses and are expensed as incurred.

Stock-based compensation
The Company utilises the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Com-pensation”(“SFAS No. 123”). Upon adoption of SFAS No. 123 at the beginning of 2003, the Company elected to use the prospective method to recognise stock-based compensation expense in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure”. Accordingly, the Company will continue to use the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations in accounting for employee stock options granted prior to 2003 until the adoption of the revised SFAS No. 123, “Share-Based Payment”(“SFAS No. 123(R)”). Stock options are generally awarded to employees with exercise prices that are equal to the market price of the Company’s stock on the date of grant. For employee stock options issued under APB No. 25 prior to the adoption of SFAS No. 123, the Company generally did not record compensation expense for such options except, for example, in circumstances when a modification to the outstanding option was made which required a new measurement date.
     Had compensation expense for the Company’s stock-based compensation plans, which were accounted for in accordance with APB No. 25, been determined based on the fair value method at the grant dates for awards under those plans consistent with SFAS No. 123, the Company’s pro forma net income and earnings per share would have changed as follows:

46	Adecco Annual Report 2004

Back to Contents

Financial Review
In EUR	2004	2003	2002

Net income, as reported	332	305	242

Stock-based employee compensation expense
included in reported net income, net of tax	20	6	5

Total stock-based employee compensation
expense determined under the fair value based
method for all awards, net of tax	(54)	(59)	(63)

Pro forma net income	298	252	184

Basic earnings per share:

– As reported	1.77	1.63	1.30

– Pro forma	1.59	1.35	0.98

Diluted earnings per share:

– As reported	1.69	1.61	1.28

– Pro forma	1.52	1.34	0.98

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2004	2003	2002

Expected lives (in years)	6.5	5.7	5.5

Risk-free interest rate	2.48%	2.05%	2.00%

Expected volatility	48%	49%	46%

Expected dividend yields	1%	1%	1%

The weighted-average fair value of options granted in 2004, 2003, and 2002, was CHF 26 (EUR 17), CHF 33 (EUR 22) and CHF 22 (EUR 15) per share, respectively. In 2004, all options granted were granted above the market price. In 2003 and 2002, all stock options were granted at the market price on the date of grant.

     The Black-Scholes valuation model is used to determine the fair value of options in accordance with U.S. GAAP. Management believes that this model appropriately approximates the fair value of the stock option. The fair value of the option award as calculated using the Black-Scholes model is expensed for non-tradable stock options on a straight-line basis and for tradable stock options on an accelerated basis over the service period, which is consistent with the vesting period.

Cash equivalents
Cash equivalents consist of highly liquid instruments having an original maturity, at the date of purchase, of three months or less.

Short-term investments
Short-term investments consist mainly of short and medium-term bank deposits, investments in debt and equity securities, and investment funds. The Company classifies its investments in debt securities, equity securities with quoted market prices, and investment funds as available-for-sale securities. Available-for-sale securities are carried at fair value with unrealised gains and losses reported as components of accumulated other comprehensive income/(loss), net, in shareholders’ equity. However, for the portion of the security that is being hedged under a fair value hedge, the unrealised gains and losses are reported as a component of interest income and other non-operating expense, net, in the accompanying consolidated statements of operations. Impairment is recorded for declines in fair value below the original cost of an individual investment that are deemed to be other-than-temporary. The Company judges whether a decline in value is temporary based on the length of time that fair market value has been below original cost combined with the severity of the decline.

Trade accounts receivable
Trade accounts receivable are recorded at net realisable value after deducting an allowance for doubtful accounts. The Company determines the allowance for doubtful accounts based upon historical write-off experience, the current aging of accounts receivable, and customer specific credit risk factors. Where available and when cost effective, the Company utilises credit insurance. Accounts receivable balances are written off when the Company determines that it is unlikely that future remittances will be received, or as permitted by local law. The Company accounts for the securitisation of trade accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). As further described in Note 5, there were no securitised receivables as of January 2, 2005.

Adecco Annual Report 2004	47

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Capitalised costs for internal-use software
The Company capitalises internal-use software development costs in accordance with the provisions of the AICPA’s Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”(“SOP 98-1”). In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software during the application development stage are capitalised. Application development stage costs generally include software configuration, coding, installation, and testing. Costs incurred for maintenance, testing minor upgrades, and enhancements are expensed as incurred. Capitalised internal-use software development costs are included in property, equipment, and leasehold improvements. Capitalised costs are amortised on a straight-line basis over their estimated life commencing when the software is placed into service, typically ranging from three to five years.

Property, equipment, and leasehold improvements
Property and equipment are carried at historical cost and are depreciated on a straight-line basis over the estimated useful lives (three to ten years for furniture, fixtures, and office equipment; three to five years for computer equipment and software; and twenty to forty years for buildings). Leasehold improvements are stated at cost and amortised over the shorter of the lease term or the useful life of the improvement. Expenditures for maintenance and repairs are charged to expense as incurred.

Goodwill and indefinite-lived intangible assets
Goodwill represents the excess purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired less liabilities assumed. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) at the beginning of fiscal year 2002, goodwill and indefinite-lived intangible assets are no longer amortised; rather the carrying value of goodwill and indefinite-lived intangible assets is reviewed annually for impairment on a reporting unit level using a two-step impairment test. In the first step, the carrying value of the net assets related to the reporting unit is compared with the fair value of the reporting unit. Fair value is determined using either a discounted cash flow model or by comparison to market multiples. If the fair value of net assets exceeds their carrying value, goodwill and indefinite-lived intangible assets are not deemed to be impaired and step two of the impairment test is not required. If the fair value of the reporting unit is lower than the carrying value of the net assets, step two of the impairment test is performed to measure the amount of impairment. In step two, the fair value of all assets and liabilities related to the reporting unit is determined, as if the reporting unit had been acquired on a stand-alone basis. The fair value of the reporting unit’s assets and liabilities is compared with the fair value of the reporting unit and the excess, if any, is considered to be the implied goodwill of the reporting unit. If the carrying value of the reporting unit’s goodwill exceeds this implied goodwill value, the excess is recorded as an impairment loss in operating income. The Company performed its annual impairment testing in 2004, 2003, and 2002, and determined there to be no impairment.

Definite-lived intangible assets
In accordance with SFAS No. 142, purchased identifiable intangible assets are capitalised at fair value as of the acquisition date. Intangible assets with definite lives are amortised on a straight-line basis over the estimated period in which benefits will be received, which range from two to five years.

Impairment of long-lived assets including definite-lived intangible assets
The Company evaluates long-lived assets, including intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In such circumstances, the Company calculates the undiscounted future cash flows expected to be generated by the asset and compares that amount to the asset’s carrying amount. If the undiscounted cash flows are less than the asset’s carrying amount the asset is written down to its fair value and an impairment charge is recorded in operating income. In 2004, 2003, and 2002, no significant impairment charges related to long-lived assets, including definite-lived intangible assets, were recorded.

Income taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Current liabilities and assets are recognised for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are determined based on differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including the future tax benefit of existing net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets in those cases when realisation is more unlikely than not. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law. While management believes that its judgments and estimates regarding deferred income tax assets and liabilities are appropriate, significant differences in actual experience may materially affect the Company’s future financial results.
48	Adecco Annual Report 2004

Back to Contents

Financial Review

     Significant estimates are required in determining income tax expense and benefits. Various internal and external factors may have favourable or unfavourable effects on the future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, results of tax audits, and changes in overall levels of pre-tax earnings.
     Furthermore, the Company operates within multiple tax jurisdictions and has exposures related to tax filings in the ordinary course of business within those jurisdictions. At any given time, the Company is undergoing tax audits in several tax jurisdictions covering multiple years. The Company periodically assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. For those matters where it is probable that an adjustment will be made, the Company has recorded its best estimate of the tax liability, including related interest charges, in its consolidated financial statements. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax laws, both legislated and concluded through the various jurisdictions’ court systems. While management believes they have adequately provided for the probable outcome of these matters, future results may include favourable or unfavourable adjustments to these estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. The Company expects the completion of certain tax audits in the near term. However, based on current available information, it is not possible at this time to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax liabilities. The Company has recorded certain tax liabilities in conjunction with business combinations, increasing the excess purchase price, and thus goodwill, by the same amount. Subsequent changes to these liabilities are recorded as an adjustment to goodwill.

Earnings per share
In accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”), basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average common shares outstanding for the fiscal year. Diluted earnings per share reflects the maximum potential dilution that could occur if dilutive securities, such as stock options or convertible debt, were exercised or converted into common shares or resulted in the issuance of common shares that would share in net income.

Financial instruments
In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), all derivative instruments are initially recorded at cost as either other current assets or other assets or other accrued expenses or other liabilities in the accompanying consolidated balance sheets and subsequently re-measured to fair value, regardless of the purpose or intent for holding the derivative instruments. The method of recognising the resulting gain or loss is dependent on whether the derivative instruments contract is designated to hedge a specific risk and qualifies for hedge accounting. The Company designates derivative instruments, which qualify as hedges for accounting purposes, as (a) a hedge of the fair value of a recognised asset or liability (fair value hedge), (b) a hedge of a forecasted transaction, firm commitment, or recognised liability (cash flow hedge), or  (c) a hedge of a net investment. When a derivative instrument is designated as a hedging instrument, the Company formally documents the relationship between the derivative instrument and the hedged item; this includes the strategy and risk management objective for undertaking the hedge and the method that will be used to measure and assess the effectiveness of the hedge. A hedge is considered effective if, at inception and during its life, the Company can expect the derivative instrument to offset changes in the fair value, cash flows, or net investment on the hedged item within a range of 80–125%, and this is supported by actual results. The amount by which the derivative instrument does not fully offset either the changes in cash flows or fair value on the hedged item is called hedge ineffectiveness and recognised immediately in earnings, as are any gains and losses on the derivative instrument that are excluded from the assessment of hedge effectiveness. The Company terminates hedge accounting if it is determined that the hedge is no longer effective, the derivative is sold or exercised, or the hedged item is sold or repaid.
     For derivative instruments designated and qualifying as fair value hedges, changes in the fair value of the derivative instruments as well as the changes in the fair value of the hedged item attributable to the hedged risk, are recognised within the same line item in earnings. The changes in fair value of the hedged item are recorded as an adjustment to its carrying amount on the balance sheets. If a fair value hedge is terminated, the changes in fair value booked as an adjustment to the carrying amount of the hedge item are amortised to earnings over the remaining life of the derivative instrument, unless it has been sold, in which case the adjustment is recognised immediately in earnings.
     For derivative instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative instruments are initially recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity. In the fiscal years when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from shareholders’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative instruments is immediately recognised in earnings within foreign exchange gains and losses. If a cash flow hedge is terminated and the originally hedged items are still considered probable of occurring, the gains and losses initially recognised in shareholders’ equity remain there until the hedged item impacts earnings, at which point they are transferred to the

Adecco Annual Report 2004	49

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

corresponding earnings line item. If the hedged items are no longer probable of occurring, amounts recognised in shareholders’ equity are immediately transferred to earnings.
     For derivative instruments designated and qualifying as net investment hedges, changes in the fair value of the derivative instruments are recorded as a component of accumulated other comprehensive income/(loss), net, in shareholders’ equity to the extent they are considered effective. These gains or losses will remain in equity until the related net investment is sold or otherwise disposed.
     The Company has designated certain foreign currency contracts related to subsidiary funding and external debt as cash flow hedges. Any cash flow impact on settlement of these contracts is classified as cash flows from financing activities.
     For derivative instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative instruments are recognised in interest income and other non-operating expenses, net, within the accompanying statements of operations. Any cash flow impact on settlement of these contracts is classified as cash flows from investing activities.

Variable interest entities
In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities an interpretation of Accounting Research Bulletin No. 51” (the “Interpretation” or “FIN 46”). FIN 46 requires the consolidation of variable interest entities (“VIE”) in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Previously, entities were generally consolidated by an enterprise that had a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued a revision of the Interpretation (“FIN 46R”), which codifies both the proposed modifications and other decisions previously issued through certain FASB Staff Positions and supersedes the original Interpretation to include: (1) deferring the effective date of the Interpretation’s provisions for certain variable interests, (2) providing additional scope exceptions for certain other variable interests, (3) clarifying the impact of troubled debt restructurings on the requirement to reconsider (a) whether an entity is a VIE or (b) which party is the primary beneficiary of a VIE, and (4) revising Appendix B of the original Interpretation to provide additional guidance on what constitutes a variable interest. FIN 46R was required to be applied in the preparation of financial statements of public entities that have interests in special purpose entities for periods ending after December 15, 2003, and for all other types of variable interest entities in financial statements for periods ending after March 15, 2004.
     In December 2003, the Company entered into certain credit-linked note agreements. Such credit-linked notes were issued by a variable interest entity (“the issuer”), and are secured and collateralised by corporate debt securities held by the issuer. The coupon on the notes is linked to the credit quality of obligations of third parties, through an embedded credit default swap, and to the interest rates (see Note 13). The Company has determined that it is the primary beneficiary of a portion, sometimes referred to as a “silo”, of the issuer. As a result, the assets and liabilities of the silo are fully consolidated by the Company. As of January 2, 2005, and December 28, 2003, the value of the available-for-sale securities underlying the credit-linked notes reported in the accompanying consolidated balance sheets was EUR 48, for both years. The values of the liabilities related to credit derivatives and cross-currency interest rate swaps entered into by the silo were not significant. The silo’s only obligations, other than the valuation of these derivatives, are to pay the Company for the credit-linked notes, which are eliminated in consolidation. The creditors of the issuer have no recourse to the Company. In January 2005 at maturity, these credit-linked notes were repaid by the issuer with no significant impact on the results of operations of the Company.
     Prior to January 2003, the Company established several Rabbi trusts held on behalf of certain former and current senior executives. It was determined that these trusts are variable interest entities, in which the Company is the primary beneficiary, and are therefore subject to consolidation by the Company. The adoption of FIN 46R for entities created before January 2003 on March 15, 2004, did not materially change the accounting treatment for these trusts.

Asset retirement obligations
The Company accounts for asset retirement obligations (“ARO”) in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). Accordingly, AROs associated with the retirement of a tangible long-lived asset are recorded as liabilities in the earlier of the period when incurred or the period in which the amount of obligation is reasonably estimable, with an associated increase in the carrying amount of the long-lived asset. The cost of the tangible asset, which in the case of the Company, is typically a leasehold improvement, along with the initially recognised asset retirement cost, is depreciated over the estimated life of the asset. The ARO is recorded at fair value, and accretion expense is recognised over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash outflows discounted at the Company’s credit-adjusted risk-free interest rate. The adoption of SFAS No. 143, as of the first day of 2003, resulted in a cumulative adjustment, net of tax of EUR 3, recorded as cumulative effect of change in accounting principle in the accompanying consolidated statements of operations.
50	Adecco Annual Report 2004

Back to Contents

Financial Review

Accounting for costs associated with exit or disposal activities
The Company accounts for costs associated with exit or disposal activities in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). When termination arrangements require employees to render services beyond a “minimum retention period”, liabilities associated with employee termination benefits are recorded as employees render services over the future service period. Otherwise, liabilities associated with employee termination benefits are recorded at the point when management has taken a decision to terminate a specific group of employees, the employees have been notified of the decision, and the type and amount of benefits to be received by the employees is known. Liabilities for contract termination and other exit costs are recognised and measured initially at fair value but only recorded when a contract is formally terminated in accordance with the contract term, or the Company ceases using the right conveyed by the contract. The Company adopted SFAS No. 146 as of the first day of fiscal year 2003. The adoption of the new standard did not have a material impact on the Company’s consolidated results, financial position, or cash flows.

New accounting standards
In December 2004, the FASB issued a revision to SFAS No. 123, which will become effective for the Company in the third quarter of 2005. The Company adopted the fair-value-based method of accounting for stock-based compensation effective the first day of 2003, using the “prospective method” described in FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS No. 123(R). The Company plans to adopt SFAS No. 123(R) using the “modified prospective method”. The Company expects this method to increase compensation expense related to stock options granted prior to 2003 and estimates the impact to be EUR 7 for the second half of 2005 and EUR 3 for 2006. SFAS No. 123(R) also requires that the benefits of tax deductions in excess of recognised compensation expense be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate those amounts in the future (because they depend on, among other things, when employees exercise stock options), no significant amounts of operating cash flows from tax benefits were recognised in 2004, 2003 and 2002, respectively. On March 29, 2005, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”), to address the application of SFAS No. 123(R). SAB No. 107 provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the Securities and Exchange Commission staff’s views about the valuation of share-based payment arrangements and other specific areas.

Presentation and reclassifications
Certain reclassifications have been made to prior year amounts or balances in order to conform to the current year presentation primarily related to income taxes.
Other disclosures required by Swiss law
In EUR	2. 1. 2005	28. 12. 2003

Balance sheets

Prepayments and accrued income	35	41

Non-current assets	1,829	2,018

Accruals and deferred income	2,863	2,623

Pension liabilities, non-current	30	22

In EUR	2004	2003

Statements of operations

Personnel expenses	1,446	1,424

The fire insurance value of the property, equipment and leasehold improvements amounts to EUR 690 and EUR 706 as of January 2, 2005, and December 28, 2003, respectively.

Adecco Annual Report 2004	51

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Note 2 – Acquisitions

During 2004, the Company completed several minor acquisitions for aggregate consideration of EUR 28, of which EUR 23 was paid in cash and the remaining EUR 5 was contingent consideration for which the amount of payment was known beyond a reasonable doubt as of January 2, 2005. No common stock was issued in any of the transactions. The Company does not consider these acquisition transactions to be material, individually or in the aggregate, to its consolidated balance sheets or results of operations. The following table illustrates the aggregate impact of the acquisitions:

In EUR	2004

Net tangible assets acquired	7

Identified intangibles	6

Goodwill	17

Deferred tax liability	(2)

Total consideration	28

There were no significant acquisitions completed during 2003.

Note 3 – Discontinued operations

Discontinued operations are accounted for in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. On April 22, 2004, the Company sold its holding in job-pilot to a subsidiary of Monster Worldwide Inc. (“Monster”) for a sales price of EUR 88. The sales price was paid partially in cash amounting to EUR 64 and partially through the issuance of one million shares of Monster stock, which had a fair value on the date of sale of EUR 24. Management decided to sell jobpilot as it was no longer considered strategically relevant to the core business. The jobpilot operations were included in the Company’s e-HR Services & Others operating segment.
     Income from discontinued operations recorded in 2004 consists of an after-tax gain on disposal of EUR 31, before deducting transaction costs and the loss for the four months ended April 2004 of EUR 1. Goodwill of EUR 42 was included in the computation of the gain on disposal. The Company allocates interest to discontinued operations based on actual debt held by the discontinued operations. Based on this criteria, no interest expense was allocated to jobpilot.
     Revenues from discontinued operations were EUR 9 for the four months ended April 2004.

52	Adecco Annual Report 2004

Back to Contents

Financial Review

Note 4 – Short-term investments

The fair values of the Company’s short-term investments, by classification, as of January 2, 2005, and December 28, 2003, are as follows:

In EUR	2. 1. 2005			28. 12. 2003

	Cost	Gross unrealised gains	Estimated fair value	Cost	Gross unrealised gains	Estimated fair value

Funds	132	2	134	108		108

Debt Securities	48		48	68	1	69

Equity Securities	25	1	26	1		1

Total available-for-sale securities	205	3	208	177	1	178

Total term deposits	116		116	225		225

Total short-term investments	321	3	324	402	1	403

Funds consist of investments in shares of publicly traded investment funds, which have primarily debt securities as their underlying assets. As of January 2, 2005, debt securities consist primarily of investments in corporate bonds and all mature within 12 months. Equity securities are primarily investments in common shares of public companies.
     The estimated fair values are based on quoted market prices. These estimated fair values may not be representative of actual values of the financial instruments that will be realised in the future. There were no significant investments in an unrealised loss position as of January 2, 2005 and December 28, 2003.
     Proceeds from sales or maturities of available-for-sale and other securities were EUR 278 in 2004. The gross realised gains totalled EUR 2 and realised losses were not significant in 2004. The specific identification method is used to account for gains and losses on available-for-sale securities.
     No significant impairment charges relating to other-than-temporary declines in market value were recorded in 2004. In 2003, the Company recorded an impairment relating to other-than-temporary declines in market value of EUR 1.

Adecco Annual Report 2004	53

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Note 5 – Trade accounts receivable

In EUR	2. 1. 2005	28. 12. 2003

Trade accounts receivable	3,284	3,072

Allowance for doubtful accounts	(135)	(125)

Trade accounts receivable, net	3,149	2,947

In March 2000, the Company entered into a securitisation agreement with a multi-seller conduit (the “conduit”) administered by an independent financial institution. The terms of the agreement allowed periodic transfers of undivided percentage ownership interests in a revolving pool of the U.K. trade receivables. Under the terms of the agreement, the Company could transfer trade receivables to a bankruptcy-remote special purpose entity (“SPE”) and the conduit had to purchase from the SPE an undivided ownership interest of up to British pounds (or “GBP”) 65 (EUR 93), of those receivables. The SPE was structured to be separate from the Company, but was wholly-owned and consolidated by the Company. The percentage ownership interest in receivables purchased by the conduit could increase or decrease over time, depending on the characteristics of the SPE’s receivables. The Company serviced the receivables transferred to the conduit and received a servicing fee. In May 2004, the Company repaid the outstanding balance of accounts receivable of EUR 37 and terminated the external financing of the securitisation agreement.
     Until May 2004, the Company accounted for its sale of undivided interests in receivables to the conduit as sales under SFAS No. 140. As of December 28, 2003, the Company, through the consolidated SPE sold GBP 36 (EUR 51) of undivided interest to the conduit. Retained interest of GBP 11 (EUR 16) is recorded as a long-term receivable as of December 28, 2003. These retained interests represent the portion of the sold receivables for which the Company has not yet received cash from the conduit. Retained interests were initially measured at fair value, which the Company believes approximates historical carrying value, and subsequently measured based on periodic evaluation of collections and delinquencies. Given the short-term, lower-risk nature of the securitised assets, market movements in foreign currency rates would not significantly impact the carrying value of the Company’s retained interests. The Company recorded an expense in selling, general, and administrative expenses, which represents a loss on sale and various securitisation fees, of GBP 1 (EUR 1), GBP 1 (EUR 2), and GBP 2 (EUR 3) on sale of the receivables to the conduit during 2004, 2003, and 2002, respectively.
     During 2004, 2003, and 2002, the cash flows between the Company and the conduit were EUR 51, EUR 26, and EUR 25, respectively.

Note 6 – Property, equipment, and leasehold improvements

In EUR	2. 1. 2005	28. 12. 2003

Land and buildings	48	50

Furniture, fixtures and office equipment	125	130

Computer equipment and software	525	500

Leasehold improvements	188	185

Property, equipment, and leasehold improvements, gross	886	865

Accumulated depreciation	(625)	(538)

Property, equipment, and leasehold improvements, net	261	327

Depreciation expense was EUR 119, EUR 136, and EUR 144 for 2004, 2003, and 2002, respectively.

54	Adecco Annual Report 2004

Back to Contents

Financial Review

Note 7 – Goodwill and intangibles

The changes in the carrying amount of goodwill for the years ended January 2, 2005, and December 28, 2003, are as follows:

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Total

December 30, 2002	894	506	20	1,420

Goodwill acquired during year		4	1	5

Other changes	(13)			(13)

Currency translation adjustment	(119)	(49)	(3)	(171)

December 28, 2003	762	461	18	1,241

Goodwill acquired during year	10	7		17

Other changes		(1)		(1)

Currency translation adjustment	(50)	(9)	(2)	(61)

January 2, 2005	722	458	16	1,196

The carrying amount of other intangible assets at January 2, 2005, and December 28, 2003, are as follows:

In EUR	2. 1. 2005		28. 12. 2003
	Gross carrying amount	Accumulated amortisation	Gross carrying amount	Accumulated amortisation

Intangibles:

Marketing (Trademarks)	14	(13)	13	(12)

Customer base	8	(4)	5	(4)

Contract	2

Other	3	(2)	3	(2)

Total intangibles	27	(19)	21	(18)

None of the intangible assets have a residual value. The estimated aggregate amortisation expense related to definite-lived intangible assets for the next five years are EUR 2 in 2005 and EUR 1 for each of the subsequent four years.
     The carrying amount of indefinite-lived intangible assets was EUR 2 and EUR 1 as of January 2, 2005, and December 28, 2003, respectively.

Adecco Annual Report 2004	55

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Note 8 – Financing arrangements

Short-term debt
To support short-term working capital and borrowing requirements, the Company had available, in certain countries in which it operates, lines of credit amounting to EUR 900 and EUR 1,054, of which borrowings outstanding amounted to EUR 28 and EUR 43 as of January 2, 2005, and December 28, 2003, respectively. The lines of credit are in various currencies and have various interest rates. The average interest rate on borrowings outstanding was 3.5% and 4%, as of January 2, 2005, and December 28, 2003, respectively.

Long-term debt
In EUR	Principal at maturity	Maturity	Fixed interest rate	2. 1. 2005	28. 12. 2003

Guaranteed zero-coupon convertible bond	CHF 1,044	2013		595	582

Multicurrency revolving credit facility	EUR 580	2008

Guaranteed notes	EUR 400	2006	6.0%	406	408

Bonds	CHF 300	2005	4.0%	195	194

USD Olsten guaranteed notes	USD 200	2006	7.0%	146	161

EUR Olsten guaranteed notes	EUR 122	2008	6.0%	122	122

Guaranteed convertible notes	EUR 297	2004	1.5%		297

Guaranteed senior notes	USD 33	2004–2007	7.1%		27

Other				10	22

				1,474	1,813

Less current maturities				(202)	(334)

Long-term debt, less current maturities				1,272	1,479

Guaranteed zero-coupon convertible bond
On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on October 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted or repurchased. At any time from October 6, 2003, to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,810 shares. If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.

Multicurrency revolving credit facility
In January 2000, the Company entered into unsecured multicurrency revolving credit facilities totalling CHF 1,500, consisting of a CHF 1,000 revolving credit facility due in 2003 and a one year CHF 500 revolving credit facility. Interest was at LIBOR plus a maximum margin of 0.375% (including a maximum utilisation fee of 0.025%), with a maximum annual commitment fee of 0.1875% and 0.15% on the 3 1 / 2 year and one year facilities, respectively, payable on the unused portion of each facility.
     At the end of March 2003, the Company refinanced the existing CHF 1,000 facility. The new multicurrency revolving credit facility (“new facility”) issued by a syndicate of banks allows the borrowings of a maximum of EUR 580. The new five year facility is used for general corporate purposes including refinancing of advances and letters of credit outstanding. The interest rate is based on LIBOR, or EURIBOR for drawings denominated in Euro, plus a margin between 0.6% and 1.25% depending on the rating attributed to the Company’s unsecured indebtedness by the rating agencies and an utilisation fee between 0.025% and 0.075% depending on certain debt-to-EBITDA ratios. Utilisation fees only apply if the drawings exceed 50% of the facility. As of January 2, 2005, and December 28, 2003, the Company had EUR 406 and EUR 418, respectively, available under the new facility after drawing down EUR 174 and EUR 162, respectively, in the form of letters of credit.

56	Adecco Annual Report 2004

Back to Contents

Financial Review

Guaranteed notes
In March 2001, Adecco Financial Services (Bermuda) Ltd. issued notes with a principal amount of EUR 400, which were used to refinance existing indebtedness and for general corporate purposes. The notes are unconditionally and irrevocably guaranteed by Adecco S.A. on an unsecured and unsubordinated basis. Interest is paid annually on the nominal amount.

Bonds
In July 1997, the Company issued, for general corporate purposes, CHF 300 (EUR 195) unsecured bonds due in 2005. The bonds pay interest at 4% annually in July.

Olsten guaranteed notes
In connection with the March 2000 Olsten acquisition, the Company assumed Olsten’s outstanding U.S. dollar (“USD”) 200 or EUR 146 senior notes on which interest is paid semi-annually on the principal amount. Additionally, the Company assumed Olsten’s outstanding EUR 122 guaranteed notes on which interest is paid annually on the principal amount.

Guaranteed convertible notes
In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly-owned subsidiary of the Company, issued EUR 360 of convertible notes. The notes were redeemable for the principal amounts of notes together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling EUR 3. In December 2003, the Company repurchased convertible bonds with a par value of EUR 60. The seller retained the right to repurchase the bonds at par value. The remaining principal balance of EUR 297 as of December 28, 2003, became due and was repaid during November 2004.

Guaranteed senior notes
In connection with the acquisition of the Delphi Group plc in 1999, the Company assumed Delphi’s outstanding USD 50 guaranteed senior notes. Interest on the notes was payable semi-annually, and the principal amount of the notes became repayable in six equal annual instalments from June 2002. On May 24, 2004, the Company repaid the outstanding balance of the guaranteed senior notes, principal and interest, amounting to EUR 29.
     Under the terms of the various short and long-term credit agreements, the Company is subject to covenants requiring, among other things, compliance with certain financial tests and ratios. As of January 2, 2005, the Company was in compliance with all financial covenants.
     Payments of long-term debt are due as follows:

In EUR	2005	2006	2007	2008	2009	Thereafter	Total

	202	554	1	122		595	1,474

Note 9 – Asset retirement obligations

For the years ended January 2, 2005, and December 28, 2003, changes to the aggregate carrying amount of asset retirement obligations were as follows:

In EUR	2. 1. 2005	28. 12. 2003

ARO, beginning of year	14	12

Transition adjustments		2

Liabilities incurred	1

Liabilities settled	(1)

Accretion expense

Revisions in the estimated cash flows	(3)

ARO, end of year	11	14

Revisions made in 2004 to the estimated cash flows relate mainly to downward revisions of cost estimates for restoration and refurbishment of leased properties. The Company’s asset retirement obligation is presented within other liabilities in the accompanying consolidated balance sheets.

Adecco Annual Report 2004	57

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Note 10 – Shareholders’ equity

The components of authorised shares at January 2, 2005, and December 28, 2003, are as follows:

	Outstanding shares	Treasury shares	Issued shares	Authorised capital	Conditional capital	Authorised shares

December 31, 2001	186,174,880	172,818	186,347,698[1]	19,000,000	22,482,612	227,830,310

Common stock options
exercised	522,282		522,282		(522,282)

Treasury stock transactions

December 29, 2002	186,697,162	172,818	186,869,980	19,000,000	21,960,330	227,830,310

Common stock options
exercised	288,420		288,420		(288,420)

Treasury stock transactions	4,146	(4,146)

December 28, 2003	186,989,728	168,672	187,158,400	19,000,000	21,671,910	227,830,310

Common stock options
exercised	190,715		190,715		(190,715)

Treasury stock transactions	149,797	(149,797)

January 2, 2005	187,330,240	18,875	187,349,115	19,000,000	21,481,195	227,830,310

[1]	Included in issued shares as of December 31, 2001, were 49,000 participation certificates outstanding that were exchanged for common stock during 2002.

Authorised shares and appropriation of available earnings
Prior to April 25, 2002, the Company’s shareholders’ equity consisted of common shares and participation certificates, each with par value CHF 1.00. Participation certificates entitled the holder to receive dividends, other distributions and liquidation proceeds to the extent such payments were made to the holders of common stock, and were non-voting. As of April 25, 2002, all participation certificates were converted into common shares on a one-to-one basis.
      Included in treasury stock are common shares of 18,875 and 168,672 as of January 2, 2005, and Decem-ber 28, 2003, respectively. Treasury stock is generally reserved to support option exercises under stock option plans. During 2004, the Company sold 161,361 treasury shares and purchased 11,564 shares.
     On April 16, 2003, the Annual General Meeting of Shareholders extended the Board of Directors’ authorisation to increase the share capital in one or more steps up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation will cease on April 16, 2005.
     The Company had 6,081,195 and 6,271,910 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of January 2, 2005, and December 28, 2003, respectively. Additionally, 15,400,000 common shares were reserved for issuance of financial instruments, such as convertible bonds as of January 2, 2005, and December 28, 2003.
     In July 2004, cash dividends for 2003 of CHF 0.70 per share, totalling EUR 86, were paid. The Company may only pay dividends from unappropriated available earnings disclosed in the annual financial statements of the parent, Adecco S.A., prepared in accordance with Swiss law and as approved at the Annual General Meeting of Shareholders. For 2004, the Board of Directors of Adecco S.A. will propose a dividend of CHF 1.00 per share outstanding for the approval of shareholders at the Annual General Meeting of Shareholders.
     Under Swiss law, a minimum of 5% of the net income of Adecco S.A. for the year must be transferred to a general reserve until this reserve reaches 20% of the paid-in share capital. Other allocations to this reserve are also mandatory. The general reserve was CHF 1,996 and CHF 1,987 at January 2, 2005 and December 28, 2003, respectively, and is not available for distribution.

Accumulated other comprehensive income/(loss), net
The components of accumulated other comprehensive income/(loss), net of tax, are as follows:

In EUR	2. 1. 2005	28. 12. 2003

Currency translation adjustment	(3)	54

Unrealised gain/loss on cash flow hedging activities	2	(1)

Minimum pension liability adjustment	(14)	(9)

Unrealised gain/loss on available-for-sale securities	3	1

Accumulated other comprehensive income/(loss), net	(12)	45

58	Adecco Annual Report 2004

Back to Contents

Financial Review

Note 11 – Stock-based compensation

As of January 2, 2005, the Company had options and tradable options outstanding relating to its common shares under several existing plans and plans assumed in the Olsten acquisition. Under these plans, options vest and become exercisable in instalments, generally on a rateable basis up to four years beginning on the date of the grant or one year after the date of grant, and have a contractual life of three to ten years.
     Certain options granted under the plans are tradable on the SWX Swiss Exchange (virt-x). The options are granted to employees or directors of the Company and give the optionee a choice of selling the option on the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option on the public market, the options may be held by a non-employee or non-director of the Company. As of January 2, 2005, December 28, 2003, and December 29, 2002, the number of stock options sold to the market were 674,862, 411,658 and 83,334, respectively. The trading and valuation of the tradable options is managed by a Swiss bank.
     During 2004 and 2002, certain employees had the terms of their options modified to allow them to continue to vest and exercise options in the event that their employment was terminated. In 2004 and 2002, 461,634 and 1,004,916 options were modified, respectively, and compensation expense of EUR 2 and EUR 5, respectively, was recorded in selling, general and administrative expenses. In 2003, no options were modified.

		Options outstanding		Options exercisable
		at January 2, 2005 (in CHF)		at January 2, 2005 (in CHF)
		Weighted-average remaining life (in years)	Weighted-average exercise price per share	Number of shares	Weighted-average exercise price per Share
Exercise price per share
	Number of shares

43 – 53	1,251,050	2.0	51	1,251,050	51

54 – 84	5,415,201	5.4	66	2,411,139	65

85 – 107	5,986,773	3.5	91	5,771,983	91

108 – 169	1,164,173	3.3	109	1,030,840	109

170 – 298	49,022	2.7	210	49,022	210

43 – 298	13,866,219	4.1	80	10,514,034	83

Options exercisable were 8,462,843 and 6,468,776 as of December 28, 2003, and December 29, 2002, respectively.

A summary of the status of the Company’s stock option plans as of January 2, 2005, December 28, 2003, and December 29, 2002, and changes during those years are presented below.

			Weighted-average
		Exercise	exercise
In CHF	Number of shares	price per share	price per share

December 31, 2001	11,395,833	8 – 298	86

Granted	4,041,250	60 – 110	65

Exercised	(522,282)	8 – 102	41

Forfeited	(736,126)	17 – 298	101

Expired	(104,107)	21 – 102	101

December 29, 2002	14,074,568	17 – 298	80

Granted	2,208,400	60 – 79	76

Exercised	(288,420)	17 – 65	51

Forfeited	(350,018)	43 – 298	86

Expired	(17,630)	17 – 60	43

December 28, 2003	15,626,900	17 – 298	80

Granted	10,000	79	79

Exercised	(190,715)	17 – 60	51

Forfeited	(1,290,227)	43 – 298	88

Expired	(289,739)	17 – 248	40

January 2, 2005	13,866,219	43 – 298	80

Adecco Annual Report 2004	59

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

During 2003, a member of the Company’s Board of Directors placed stock options into a Rabbi trust. In accordance with EITF Issue No. 97-14, “Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested”, and as the terms of the trust allow for diversification of the assets, the value of the options were initially recorded as a liability and changes in the fair value of the options are recorded as an increase or reduction to compensation expense. In 2004, the value of the options decreased, resulting in a reduction to compensation expense amounting to EUR 1 and these options were removed from the trust and the liability of EUR 5 was reclassified to equity. In 2003, the modification allowing the options to be placed in the trust resulted in the recognition of additional compensation expense amounting to EUR 6.

Note 12 – Employee benefit plans

In accordance with local regulations and practices, the Company has various employee benefit plans, including defined contribution and both contributory and non-contributory defined benefit plans.

Defined contribution plans
The Company recorded an expense of EUR 33, EUR 31, and EUR 28 in connection with defined contribution plans in 2004, 2003, and 2002, respectively.

Defined benefit plans
The Company sponsors defined benefit plans principally in Switzerland, the Netherlands, the U.K., and the U.S. These plans provide benefits primarily based on years of service and level of compensation, and are in accordance with local regulations and practices. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries using a measurement date of December 31. Plan assets are recorded at fair value, and consist primarily of marketable equity securities, fixed income instruments, and real estate.
     Effective from October 1, 2003, the defined benefit pension plan in Japan was converted to a defined contribution plan. The loss recognised on curtailment of the defined benefit plan was not significant to the operations of the Company. Effective December 31, 2004, a defined benefit plan in Norway was discontinued and replaced by a defined contribution plan for all non-retired employees. The loss recognised on this curtailment and partial settlement was not significant to the operations of the Company.

The components of pension expense, net, for the defined benefit plans are:

In EUR	Swiss plan			Non-Swiss plans
	2004	2003	2002	2004	2003	2002

Service cost	7	6	7	3	8	5

Interest cost	2	2	2	4	3	3

Expected return on plan assets	(3)	(2)	(3)	(4)	(3)	(1)

Amortisation of net gain/(loss)				1	1	(1)

Pension expense, net	6	6	6	4	9	6

60	Adecco Annual Report 2004

Back to Contents

Financial Review

The following table provides a reconciliation of the changes in the benefit obligations, the change in fair value of assets, and the funded status as of January 2, 2005, and December 28, 2003:

In EUR	Swiss plan		Non-Swiss plans
	2. 1. 2005	28. 12. 2003	2. 1. 2005	28. 12. 2003

Projected benefit obligation,
beginning of year	60	61	69	67

Service cost	7	6	3	8

Interest cost	2	2	4	3

Participant contributions	6	5	1	1

Actuarial loss	1	1	14	1

Plan amendments			(4)

Benefits paid	(9)	(11)	(2)	(2)

Curtailments and settlements			(3)	(6)

Foreign currency translation	(1)	(4)	(1)	(3)

Projected benefit obligation, end of year	66	60	81	69

Plan assets, beginning of year	58	56	52	50

Actual return of assets	3	6	6

Employer contributions	7	6	5	5

Participant contributions	6	5	1	1

Benefit paid	(9)	(11)	(2)	(2)

Curtailments and settlements			(3)

Foreign currency translation		(4)		(2)

Plan assets, end of year	65	58	59	52

Funded status of the plan	(1)	(2)	(22)	(18)

Unrecognised actuarial loss	2	2	20	14

Amount recognised, net	1		(2)	(4)

Accumulated benefit obligation,
end of year	66	57	73	65

The projected benefit obligation (“PBO”) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The total PBO for plans with a PBO in excess of the fair value of plan assets as of January 2, 2005, and December 28, 2003, was EUR 147 and EUR 127, respectively, and the fair value of the plan assets was EUR 124 and EUR 108, respectively.
     The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the accumulated benefit obligation (“ABO”) to the fair value of plan assets and amounts accrued for such benefits in the balance sheets. The ABO is the actuarial present value of benefits attributable to employee service rendered to date, but excluding the effects of estimated future pay increases. Certain of the Company’s pension plans have an ABO that exceeds the fair value of plan assets. The aggregated ABO of those plans as of January 2, 2005, and December 28, 2003, was EUR 139 and EUR 59, respectively, and the fair value of the plan assets of those plans was EUR 123 and EUR 51, respectively.

The amounts recognised in the consolidated balance sheets as of January 2, 2005 and December 28, 2003, were:

	Swiss plan		Non-Swiss plans
In EUR	2. 1. 2005	28. 12. 2003	2. 1. 2005	28. 12. 2003

Prepaid benefit cost	1		6	4

Pension liabilities	(2)		(20)	(17)

Accumulated other comprehensive loss	2		12	9

Amount recognised, net	1		(2)	(4)

Adecco Annual Report 2004	61

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

The assumptions used for the defined benefit plans reflect the different economic conditions in the various countries. The weighted-average actuarial assumptions are:

	Swiss plan			Non-Swiss plans
	2004	2003	2002	2004	2003	2002

Discount rate	3.5%	3.5%	3.5%	4.9%	5.8%	5.7%

Rate of increase in compensation levels	1.5%	1.0%	1.0%	2.7%	3.5%	3.9%

Expected long-term rate of return on plan assets	4.8%	4.8%	5.0%	6.0%	6.5%	6.6%

The overall expected long-term rate of return on plan assets for the Company’s defined benefit plans is based on inflation rates, inflation-adjusted interest rates, and risk premium of equity investments above risk-free rates of return. Long-term historical rates of return are adjusted when appropriate to reflect recent developments.

The Swiss and Non-Swiss pension plans’ actual and target weighted-average asset allocations at January 2, 2005, and the actual weighted-average asset allocations at December 28, 2003, by asset category, are as follows:

	Swiss plan			Non-Swiss plans
	Target allocation	Actual allocation		Target allocation	Actual allocation
	range	2.1. 2005	28.12.2003	range	2.1. 2005	28.12. 2003

Equity securities	30–50%	40%	41%	25–50%	38%	38%

Debt securities	20–60%	32%	32%	20–70%	58%	57%

Real estate	11–21%	15%	16%	0–10%	3%	4%

Other	0–15%	13%	11%	0– 5%	1%	1%

Total		100%	100%		100%	100%

The investment policy and strategy for the assets held by the Company’s pension plans is directed at achieving a long-term return. Factors included in the investment strategy are the achievement of consistent year-over-year results, effective and appropriate risk management, and effective cash flow management.

The Company expects to contribute EUR 7 to its pension plan in Switzerland and EUR 3 to its non-Swiss plans in 2005.

The following estimated benefit payments reflect expected future service, and for the Swiss pension plan, reflect benefit payments, net of expected transfers into the plan resulting from the transferability of Swiss pension accounts. The following estimated future benefits are expected to be paid:

In EUR	Swiss plan	Non-Swiss plans

2005	7	2

2006	7	2

2007	7	2

2008	7	2

2009	7	3

Years 2010–2014	33	14

62	Adecco Annual Report 2004

Back to Contents

Financial Review

Note 13 – Financial instruments

Risk and use of derivative instruments
The Company conducts business and funds its subsidiaries in various countries and currencies and is therefore exposed to the effects of changes in foreign currency exchange rates, mainly the U.S. dollar, the British pound, the Japanese yen and the Euro. In order to mitigate the impact of currency exchange rate fluctuations, the Company assesses its exposure to currency risk and hedges certain risks through the use of derivative instruments. The Company also issues bonds and medium and long-term notes in various currencies and manages exposure to fixed and floating interest rates through the use of derivative instruments.
     The main objective of holding derivative instruments is to minimise volatility of earnings. The responsibility for assessing exposures as well as entering into and managing derivative instruments is centralised in the Company’s treasury department. The activities of the treasury department are covered by corporate policies and procedures approved by the Board of Directors, which generally limits the use of derivative instruments for trading and speculative purposes. Senior Management approves the hedging strategy and monitors the underlying market risks.

Fair value of financial instruments
The following table shows the carrying value and the fair value of financial instruments:

	2. 1. 2005		28. 12. 2003
In EUR	Carrying value	Fair value	Carrying value	Fair value

Financial instruments other than derivative instruments

Assets

Cash and cash equivalents	879	879	565	565

Available-for-sale securities	208	208	178	178

Term deposits	116	116	225	225

Trade accounts receivable, net	3,149	3,149	2,947	2,947

Current liabilities

Accounts payable	152	152	131	131

Short-term debt	28	28	43	43

Current maturities of long-term debt	202	205	334	330

Non-current liabilities

Long-term debt	1,272	1,279	1,479	1,569

Derivative instruments

Current assets

Foreign currency contracts	11	11	59	59

Non-current assets

Swaps (interest rate and cross-currency interest rate)	69	69	109	109

Current liabilities

Swaps (interest rate and cross-currency interest rate)	6	6	8	8

Other			2	2

Non-current liabilities

Swaps (interest rate and cross-currency interest rate)	15	15	20	20

Adecco Annual Report 2004	63

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practical to estimate the value:

–	Cash equivalents The carrying amount approximates the fair value given the short maturity of such instruments.
–	Short-term debt The carrying amount approximates the fair value given the short maturity of such instruments.
–	Current maturities of long-term debt
The fair value of the Company’s current maturities of publicly traded long-term debt is estimated using quoted market prices. The carrying amount for the other current maturities of long-term debt approximates the fair value given the short maturity of those instruments.
–	Long-term debt
The fair value of the Company’s publicly traded long-term debt is estimated using quoted market prices. The fair value of other long-term debt is estimated by discounting future cash flows using interest rates currently available for similar debt with identical terms, similar credit ratings and remaining maturities. See Note 8 for details on debt instruments.
–	Interest rate and cross-currency interest rate swaps
The fair value for interest rate and cross-currency interest rate swaps is calculated using the present value of future cash flows based on quoted market information.
–	Foreign currency contracts The fair value is calculated by using the present value of future cash flows based on quoted market information.
–	Other instruments The fair value for these derivative instruments is based on information obtained from financial institutions.

Fair value hedges
The Company has entered into various interest rate swap and cross-currency interest rate swap agreements to mitigate certain foreign currency and interest rate risks on specific external debt as well as forward foreign currency contracts on specific available-for-sale securities. The main currency exposures being hedged are the Euro and the U.S. dollar against the Swiss franc.
     Cross-currency interest rate swap agreements that contain a receipt of fixed interest rate payments and payment of floating interest rate payments have been designated as fair value hedges. The contracts have original contract periods ranging from one to ten years and expire on various dates ending in 2007. Net gains and losses on changes in fair values of hedged assets and liabilities attributable to the hedged risk as well as on the derivative instruments designated as fair value hedges are recognised in earnings, as interest expense in the accompanying consolidated statements of operations. There was no significant net gain or loss recognised during 2004, 2003, or 2002 due to ineffectiveness in fair value hedge relationships. There was no gain or loss excluded from the assessment of hedge effectiveness of the fair value hedges.

Cash flow hedges
The Company has entered into cross-currency interest rate swap agreements and foreign currency contracts to mitigate certain foreign currency and interest rate risks on specific external debt and subsidiary funding. The main currency exposure being hedged is the Euro and U.S. dollar exposure against the Swiss franc.
     Cross-currency interest rate swap agreements which contain receipt of fixed interest payments in one currency and payment of fixed interest rate payments in another currency, as well as certain foreign currency contracts in place to hedge the funding of foreign subsidiaries, are designated as cash flow hedges. The contracts outstanding have an original contract period of up to 5 years and expire in 2006.
     Net gains and losses on the derivative instruments that are designated and qualify as cash flow hedges are reported in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.
     In connection with the cash flow hedging activities, during 2004 the Company recorded a net gain of EUR 3, in 2003 a net gain of EUR 4 and in 2002 a net loss of EUR 12 due to ineffectiveness in cash flow hedge relationships. There was no significant gain or loss excluded from the assessment of hedge effectiveness of the cash flow hedges. No reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, are expected within the next 12 months.

Net investment hedges
During 2004, the Company restructured the financing of its investment in U.S. operations and entered into forward foreign currency contracts to hedge a portion of the Company’s exposure to fluctuations in the U.S. dollar against the Swiss franc. Net gains and losses on the derivative instruments are recorded in a separate component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity to the extent the hedge is effective. These amounts will subsequently be reclassified into earnings in the same period as the investment is disposed.

64	Adecco Annual Report 2004

Back to Contents

Financial Review

     During 2004, the net loss recognised due to ineffectiveness was not significant. During 2004, the net gain related to these hedges included as a component of accumulated other comprehensive income/(loss), net, in the accompanying consolidated statements of changes in shareholders’ equity is EUR 10. No reclassifications into earnings of gains and losses that are reported in accumulated other comprehensive income/(loss), net, are expected within the next 12 months.

Other hedge activities
The Company has entered into certain derivative contracts that are not designated or do not qualify as hedges under SFAS No. 133. These are mainly forward foreign currency contracts used to hedge the net exposure of short-term subsidiary funding advanced in the local operations functional currency. In addition, the Company has also entered into various cross-currency interest rate swaps and interest rate options. These contracts are entered into in accordance with the written treasury policies and procedures and represent economic hedges. Gains and losses on these contracts are recognised in earnings, as foreign exchange gain (loss), in the accompanying consolidated statements of operations. In connection with these activities, the Company recorded a net loss of EUR 1 in 2004, no significant gain or loss in 2003 and a net loss of EUR 1 in 2002.
     During 2003, in connection with its repurchase of EUR 60 of guaranteed convertible bonds issued by Adecco Finance BV, the Company entered into an agreement containing an interest rate swap and a right (the “right”) which gave the seller of the bonds the right to require the Company to reissue the bonds for their nominal value. The right and the interest rate swap matured in 2004. The interest rate swap and the right were considered derivative instruments under SFAS No. 133 and were recorded at fair value in earnings. During 2004, the Company recorded a net gain of EUR 2 and during 2003, a net loss of EUR 2 in connection with these derivative instruments.
     In 1992, a subsidiary of the Company issued U.S. dollar denominated perpetual debt that was subsequently restructured under a structured finance agreement (the “arrangement”). Under this arrangement, the Company is committed to pay to investors interest on the perpetual debt nominal value (USD 100) at LIBOR plus 1% until 2007. The Company entered into various interest rate and cross-currency interest rate swaps to reduce foreign currency exchange and interest rate exposure relating to the payments under the arrangement. These swap transactions mature in various years ending in 2007. Prior to the issuance of SFAS No. 133, the arrangement was considered debt and was recorded in long-term debt at the present value of future payments under the arrangement. Upon the adoption of SFAS No. 133, the structure of the arrangement was considered a derivative instrument and as such, the value of the payments under the arrangement and the related swap transactions have been reclassified to other liabilities and valued at fair value. Changes in the fair value of the derivative instruments are recorded on a periodic basis in earnings as interest expense. The fair value of the arrangement as of January 2, 2005, and as of December 28, 2003, was EUR 20 and EUR 28, respectively. The arrangement requires the Company to repay the original debt principal of USD 100 only in the event of a merger or a liquidation of the subsidiary, which the Company has assessed the likelihood as remote.
     During 2004, 2003 and 2002, the Company recorded a net loss of EUR 1 in each respective year in connection with the arrangement.

Credit derivative instruments
In connection with the credit-linked notes (see Note 1) the Company recorded credit swap derivative instruments whereby the Company has accepted the credit risk of a portfolio of third parties in return for a higher interest rate on certain available-for-sale securities. The credit swap derivative instruments are structured as first-to-default swaps whereby the Company has accepted the credit risk of a pool of third parties, and the Company would be responsible to cover the losses of the first third party to default. The notional amount of the credit derivative instruments is CHF 75 (EUR 48), and all of the underlying parties to which the Company has accepted the credit risk are international banks with investment grade credit quality between AA and A. In addition, the Company has entered into a stand-alone credit default swap having a notional amount of CHF 50 (EUR 32) and expiring in March 2005. Similar to the swap described above, the credit default swap is structured as a first-to-default swap. The underlying parties to which the Company has accepted the credit risk are international banks with investment grade credit quality between AA and A. At January 2, 2005, the fair value of these credit default swaps was not significant. As discussed in Note 1 under “Variable interest entities”, the credit-linked notes expired in January 2005 with no significant impact on the results of operations of the Company.

Credit risk concentration
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash investments, available-for-sale securities, trade accounts receivable, and derivative financial instruments. The Company places its cash and short-term investments in major financial institutions throughout the world, which management assesses to be of high credit quality, in order to limit the exposure of each investment. Credit risk with respect to trade accounts receivable is dispersed due to the international nature of the business, the large number of customers and the diversity of industries serviced. The Company’s receivables are well diversified and management performs credit evaluations of its customers and, where available and cost effective, utilises credit insurance. To minimise counterparty exposure on derivative instruments, the Company enters into derivative contracts with several large multinational banks and limits the exposure in combinations with the short-term investments with each counterparty.

Adecco Annual Report 2004	65

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Note 14 – Interest income and other non-operating expenses, net

For the years 2004, 2003, and 2002, interest income and other non-operating expenses, net, consists of the following:

In EUR	2004	2003	2002

Foreign exchange loss	(7)	(9)	(11)

Interest income	15	11	12

Other non-operating expenses, net		(2)	(8)

Interest income and other non-operating expenses, net	8		(7)

Note 15 – Income taxes

Adecco S.A. is incorporated in Switzerland but the Company operates in various countries with differing tax laws and rates. A substantial portion of the Company’s operations are outside of Switzerland. Since the Company operates worldwide, the weighted-average effective tax rate will vary from year to year according to the earnings by country. The weighted-average tax rate is calculated by aggregating pre-tax operating income or loss in each country in which the Company operates multiplied by the country’s statutory income tax rate. In 2004, income from continuing operations before income tax in Switzerland totalled EUR 156 and foreign source income amounted to EUR 320. In 2003, income from continuing operations before income tax in Switzerland totalled EUR 192 and foreign source income amounted to EUR 247.

The provision for income taxes consists of the following for the fiscal years:

In EUR	2004	2003	2002

Current tax provision/(benefit):

Domestic	20	(3)	16

Foreign	157	66	115

Total current tax provision	177	63	131

Deferred tax provision/(benefit):

Domestic	7	5	3

Foreign	(10)	60	(37)

Total deferred tax provision/(benefit)	(3)	65	(34)

Total provision for income taxes	174	128	97

The tax benefit reported in discontinued operations totalled EUR 1 in both 2003 and 2002. There was no significant income tax provision or benefit recorded with respect to discontinued operations in 2004.
     The deferred tax benefit includes the tax affected benefit of current period losses of EUR 2, EUR 1, and EUR 51 in 2004, 2003, and 2002, respectively.

The difference between the provision for income taxes for income from continuing operations and the weighted-average tax rate is reconciled as follows for the fiscal years:

In EUR	2004	2003	2002

Income taxed at weighted-average tax rate	114	108	45

Items taxed at other than weighted-average tax rate	42	(56)	2

Non-deductible expenses	10	18	13

Net change in valuation allowance	5	63	38

Other, net	3	(5)	(1)

Total provision for income taxes	174	128	97

66	Adecco Annual Report 2004

Back to Contents

Financial Review

In 2004, the reconciling item “items taxed at other than weighted-average tax rate” above includes EUR 34 for the increase of tax provisions. The majority of these provisions relate to tax risks in the U.S. and France. In 2003, this item included EUR 48 for the net reduction of tax provisions. The 2003 reduction of tax provisions was mainly due to the successful resolution during the year of prior years’ tax audits, settlements of disputes with tax authorities, changes in events during the year which resulted in the reassessments of tax risks, and the expiration of the statutes of limitations in certain countries, partially offset by the increase related to current year tax risks.
     In addition, the reconciling item “items taxed at other than weighted-average tax rate” above includes EUR 8 and EUR 11 in 2004 and 2003, respectively, for the non-refundable withholding taxes on cross-border intercompany transactions.
     As of January 2, 2005, and December 28, 2003, a deferred tax liability of EUR 11 and EUR 5 has been provided for non-Swiss withholding taxes and additional Swiss taxes due upon the future dividend payment of cumulative undistributed earnings. No deferred income tax liabilities have been provided on EUR 6 of unremitted earnings of foreign subsidiaries considered to be permanently reinvested as of January 2, 2005.

Temporary differences that give rise to deferred income tax assets and liabilities are summarised as follows:

In EUR	2. 1. 2005	28. 12. 2003

Net operating loss carry forwards	148	191

Tax credits	57	99

Depreciation	7	7

Deferred compensation and accrued employee benefits	77	52

Accrued expenses	47	37

Financial amortisation in excess of tax amortisation	51	85

Intercompany transactions	66

Other	35	46

Gross deferred tax assets	488	517

Valuation allowance	(148)	(192)

Deferred tax assets, net	340	325

Depreciation	(10)	(12)

Deferred compensation and accrued employee benefits		(2)

Accrued expenses	(13)	(1)

Tax amortisation in excess of financial amortisation	(12)	(10)

Undistributed earnings of foreign subsidiaries	(11)	(5)

Other	(8)	(14)

Deferred tax liabilities	(54)	(44)

Deferred tax assets, net of deferred tax liabilities	286	281

Management’s assessment of the realisation of deferred tax assets is made on a country-by-country basis. The assessment is based upon the weight of all available evidence, including factors such as the recent earnings history and expected future taxable income. A valuation allowance is recorded to reduce deferred tax assets to a level which, more likely than not, will be realised.
     Valuation allowances on deferred tax assets of foreign and domestic operations decreased by EUR 44 in 2004. In 2003, the valuation allowance increased by EUR 43. The majority of the decrease in 2004 is attributable to expiration of capital loss carry forwards and the reversal of other deferred tax assets for which a full valuation allowance had previously been recorded of EUR 39. The majority of the increase in 2003 is attributable to the creation of a valuation allowance on current year losses for a total of EUR 37 and the valuation allowance created for previously recognised deferred tax assets in the amount of EUR 45 partially offset by the utilisation of prior years losses on which a valuation allowance had previously been established of EUR 19. Included in the change of the valuation allowance is a decrease of EUR 10 and EUR 15 in 2004 and 2003, respectively, as a result of fluctuations in foreign exchange rates.
     As of January 2, 2005, and December 28, 2003, the valuation allowance related to deferred tax assets acquired in business combinations was EUR 42 and EUR 45, respectively. In the event that a change in circumstances supports the reversal of that portion of the valuation allowance, the goodwill recorded at the time of the acquisitions would be reduced.

Adecco Annual Report 2004	67

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Other current assets include current deferred tax assets of EUR 119 and EUR 106 as of January 2, 2005 and December 28, 2003, respectively. Other long-term assets include EUR 210 and EUR 200 of net deferred tax assets as of January 2, 2005, and December 28, 2003, respectively. Other accrued expenses include current deferred tax liabilities of EUR 4 and EUR 7 as of January 2, 2005, and December 28, 2003, respectively. Other liabilities include EUR 39 and EUR 18 of non-current deferred tax liabilities as of January 2, 2005, and December 28, 2003, respectively.

As of January 2, 2005, the Company had approximately EUR 426 of net operating loss carry forwards. These losses will expire as follows:
In EUR	2005	2006	2007	2008	2009	Thereafter	No expiry	Total

	1	4	11	17	9	241	143	426

The largest net operating loss carry forwards are in the U.S. and Germany and total EUR 254 as of January 2, 2005. The losses in the U.S. begin to expire in 2021. Tax credits are predominately related to the U.S. operations and begin to expire in 2009.
     In 2004, the U.S. government enacted the American Jobs Creation Act of 2004 (“Jobs Act”), which provides a special one-time tax deduction of 85 percent of certain earnings of non-U.S. subsidiaries that are repatriated to the U.S., provided certain criteria are met. The Company has evaluated the implications of the Jobs Act on its U.S. operations and concluded that this provision of the Jobs Act will not have an impact on the Company’s global tax position.

Note 16 – Restructuring

The Company’s restructuring reserves relate to restructurings conducted in connection with acquisitions prior to 2002 as well as minor reorganisations. The balances relate to employee reductions, lease commitments on abandoned facilities, branch closures, and other costs.

The restructuring reserves for the years 2004, 2003 and 2002 were as follows:

In EUR	Employee reductions	Remaining lease commitments on abandoned facilities and other costs	Total restructuring reserve

December 31, 2001	3	16	19

Cash payments	(2)	(5)	(7)

December 29, 2002	1	11	12

Cash payments		(7)	(7)

December 28, 2003	1	4	5

Net additions to restructuring reserves	2		2

Cash payments	(2)	(2)	(4)

Other		(1)	(1)

January 2, 2005	1	1	2

68	Adecco Annual Report 2004

Back to Contents

Financial Review

Note 17 – Earnings per share

The following table sets forth the computation of basic and diluted earnings/(loss) per share.
	2004		2003		2002
In EUR (except number of shares)	Basic	Diluted	Basic	Diluted	Basic	Diluted

Numerator

Income from continuing operations and before cumulative effect of accounting change	302	302	311	311	250	250

Effect of assumed conversion of convertible debt		9		10		5

Income from continuing operations and before cumulative effect of accounting change for earnings per share calculation	302	311	311	321	250	255

Income/(loss) from discontinued operations	30	30	(3)	(3)	(8)	(8)

Cumulative effect of accounting change			(3)	(3)

Net income available for earnings per share calculation	332	341	305	315	242	247

Denominator

Weighted-average shares	187,074,416	187,074,416	186,744,214	186,744,214	186,527,178	186,527,178

Incremental shares for assumed conversions:

– Guaranteed convertible bonds and notes		13,503,774		8,570,530		5,361,150

– Employee compensation related shares, including options		749,984		462,523		1,580,795

Total average equivalent shares	187,074,416	201,328,174	186,744,214	195,777,267	186,527,178	193,469,123

Per share amounts

Income from continuing operations and before cumulative effect of accounting change	1.61	1.54	1.66	1.63	1.34	1.32

Income/(loss) from discontinued operations	0.16	0.15	(0.01)	(0.01)	(0.04)	(0.04)

Cumulative effect of accounting change			(0.02)	(0.01)

Net earnings per share	1.77	1.69	1.63	1.61	1.30	1.28

Incremental shares relating to stock options of 10,730,261, 12,521,469, and 8,607,016 in 2004, 2003 and, 2002, respectively, were excluded from the computation of diluted, net income per share as the effect would have been anti-dilutive.

Adecco Annual Report 2004	69

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Note 18 – Segment reporting

The Company manages its operations based on three separate lines of business: the Adecco Staffing division, the Ajilon Professional division and the LHH Career Services division. With the acquisition of jobpilot in May 2002, management added a fourth division, e-HR Services & Others. In April 2004, the Company completed the sale of jobpilot and the operating results, assets and liabilities, and cash flows related to the sold business have been classified as discontinued operations as discussed in Note 1. As a result of the sale of jobpilot, the e-HR Services & Others segment was eliminated.
      The Company evaluates the performance of its reportable segments based on operating income before amortisation, which is defined as the amount of income or loss before cumulative effect of change in accounting principle, interest, income taxes, amortisation of intangibles, restructuring and other non-operating expenses, net. The reconciliation between operating income before amortisation and net income is presented below.
The Company’s three reportable segments are:
–	The Adecco Staffing division, which provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical and telecommunications sectors;
–	The Ajilon Professional division, which offers specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support; and
–	The LHH Career Services division, which provides outplacement and career counselling to employees in transition, together with leadership development and organisational consulting.

Corporate items consist of certain assets and expenses which are separately managed at the corporate level.
     Approximately 94% of the Company’s revenues in 2004, 2003, and 2002 was related to temporary staffing. The remaining portion relates to permanent placements and other services.
     The accounting principles used for the segment reporting are those used by the Company. Intersegmental revenues are not material in any of the years presented.
In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total

2002

Revenues	14,853	1,950	282		17,085

Depreciation	(98)	(18)	(4)	(24)	(144)

Operating income before amortisation	424	50	94	(110)	458

Amortisation of intangibles				(4)	(4)

Operating income					454

Interest expense, interest income, and other non-operating expenses				(107)	(107)

Provision for income taxes				(97)	(97)

Income from continuing operations					250

Income/(loss) from discontinued operations					(8)

Net income					242

Capital expenditures[1]	(67)	(11)	(4)	(22)	(104)

Segment assets from continuing operations	4,425	894	77	348	5,744

Segment assets from discontinued operations					76

Long-lived assets[2]	402	46	9	83	540

70	Adecco Annual Report 2004

Back to Contents

Financial Review

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total

2003

Revenues	14,336	1,678	212		16,226

Depreciation	(90)	(14)	(3)	(29)	(136)

Operating income before amortisation	502	57	68	(112)	515

Amortisation of intangibles				(6)	(6)

Operating income					509

Interest expense, interest income, and other non-operating expenses				(70)	(70)

Provision for income taxes				(128)	(128)

Income from continuing operations					311

Income/(loss) from discontinued operations					(3)

Cumulative effect of change in accounting principle				(3)	(3)

Net income					305

Capital expenditures[1]	(37)	(10)	(3)	(4)	(54)

Segment assets from continuing operations	4,145	807	58	1,232	6,242

Segment assets from discontinued operations					74

Long-lived assets[2]	359	35	8	64	466

In EUR	Adecco Staffing	Ajilon Professional	LHH Career Services	Corporate	Total

2004

Revenues	15,287	1,797	155		17,239

Depreciation	(79)	(12)	(3)	(25)	(119)

Operating income before amortisation	622	86	26	(203)	531

Amortisation of intangibles				(1)	(1)

Operating income					530

Interest expense, interest income, and other non-operating expenses				(54)	(54)

Provision for income taxes				(174)	(174)

Income from continuing operations					302

Income/(loss) from discontinued operations					30

Net income					332

Capital expenditures[1]	(43)	(18)	(3)	(4)	(68)

Segment assets from continuing operations	4,352	840	47	1,202	6,441

Segment assets from discontinued operations

Long-lived assets[2]	270	39	6	31	346

[1]	Capital expenditures presented exclude discontinued operations, which were not significant.
[2]	Long-lived assets include fixed assets, and other non-current assets. Long-lived assets from discontinuing operations were EUR 10 and EUR 13 in 2003 and 2002, respectively.

Adecco Annual Report 2004	71

Back to Contents

Financial Review

Adecco Group – Notes to consolidated financial statements
In millions, except share and per share information

Segment information by geographical areas is as follows:

In EUR	North America [2]	Europe [3,4]	Asia Pacific	Rest of world [5]	Total

Revenues

2002	4,534	10,458	1,630	463	17,085

2003	3,849	10,334	1,653	390	16,226

2004	3,698	11,298	1,845	398	17,239

Long-lived assets [1]

2002	153	328	54	5	540

2003	114	297	50	5	466

2004	99	192	50	5	346

[1]	Long-lived assets include fixed assets, and other non-current assets. Long-lived assets from discontinued operations were EUR 10 and EUR 13 in 2003 and 2002, respectively.
[2]	Consists primarily of operations in the U.S.
[3]	Consists primarily of operations in France, U.K., Belgium, Germany, Italy, the Netherlands, Spain, and Switzerland.
[4]	Includes France revenues of EUR 6,172, EUR 5,771, and EUR 5,741 and long-lived assets of EUR 90, EUR 105, and EUR 119 in 2004, 2003, and 2002, respectively.
[5]	Consists of operations in Latin America and Other.

Note 19 – Commitments and contingencies

Commitments
The Company leases facilities under operating leases, certain of which require payment of property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Company’s option and usually include escalation clauses linked to inflation.
     Total rent expense under operating leases amounted to EUR 157, EUR 169, and EUR 175 during 2004, 2003, and 2002, respectively.

Future minimum annual lease payments under operating leases are as follows:

In EUR	2005	2006	2007	2008	2009	Thereafter	Total

	125	96	73	58	48	74	474

The Company’s commitments to acquire equipment amount to EUR 7, and commitments under various marketing sponsorship agreements amount to EUR 9 as of January 2, 2005.

Guarantees
The Company has entered into certain guarantee contracts and standby letters of credit. The guarantees primarily relate to government requirements for operating a temporary staffing business in certain countries and are generally renewed annually. Other guarantees relate to operating leases and credit lines. The standby letters of credit mainly relate to workers compensation in the U.S.

Contingencies
In the ordinary course of business, the Company is involved in various legal actions and claims.

Regulatory investigations and class action lawsuits
Following the Company’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, regulatory investigations were commenced by the U.S. Securities and Exchange Commission, the U.S. Department of Justice and the SWX Swiss Stock Exchange. The staff of the U.S. Securities and Exchange Commission recently notified the Company that its investigation has been terminated and that no enforcement action has been recommended. The Company has not had any recent contacts from the U.S. Department of Justice in connection with its investigation. The SWX Swiss Stock Exchange closed its preliminary investigation into the Company’s compliance with applicable accounting and regular reporting requirements without any sanctions, while the Company has appealed a reprimand, the lowest level of sanction without monetary penalty, issued in relation to the ad hoc publicity rules.
     Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. The Company believes that there is no merit to the allegations, has moved to dismiss the case and has recently argued the motion, and will continue to defend itself vigorously.

72	Adecco Annual Report 2004

Back to Contents

Financial Review

     There can be no assurance that the resolution of any of these remaining matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

U.S. state unemployment tax reviews
In the U.S., the Company, like other companies, incurs costs for unemployment taxes based on taxable wages (which include the wages of its temporary staff ) and tax rates notified by each state. Certain states have advised the Company that they are reviewing the unemployment tax rates applied by the Company as a result of certain past changes in structure in the U.S. As of this date, the Company has not received any assessments from these states. However, the Company anticipates that it will receive assessments from these states. It is possible that other states will initiate similar reviews. As of January 2, 2005, the Company has reserved EUR 8 for potential assessments. Liability, if any, will depend on resolution of future assessments. There can be no assurance that, when finally resolved, the total liability arising from state unemployment tax reviews will not exceed the amount of the reserve or be material to the Company’s consolidated financial position, results of operations or cash flows. The Company intends to evaluate and, as appropriate, contest any such assessment.

French antitrust investigation
In November 2004, the French competition authority (DGCCRF) commenced an investigation concerning alleged anti-competitive practices in France by Adecco Travail Temporaire SASU, a French subsidiary of the Company. At this stage, the Company is unable to predict whether the outcome of this matter will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Note 20 – Subsequent events

Investment in Altedia
On March 18, 2005, the Company acquired, through a 70% owned subsidiary (“the subsidiary”), 50.5% (3,025,055) of the outstanding shares and 49.0% of the outstanding voting rights in Altedia from its founders for EUR 19 per share. The subsidiary launched a public tender offer in April 2005 for the remaining 49.5% and 51.0% of the Altedia shares and voting rights, respectively. Assuming full acceptance of the tender offer, the subsidiary will own 100% of Altedia and the Company’s ownership in the subsidiary will increase from 70% to 85%. Depending on the success of the tender offer, the purchase price is estimated at approximately EUR 100.
     Altedia’s founding partners owned 30% of the subsidiary as of March 18, 2005, and subsequent to full acceptance of the tender offer, will own 15% of the subsidiary. The Company will have the option to acquire Altedia’s founders’ ownership in the subsidiary after March 2008.
     Altedia is a human resources consulting company with operations in France, Belgium, Spain, and Portugal that specialises in the fields of reorganisation, career transition and social engineering, human capital, and external communication.

Adecco Annual Report 2004	73

Back to Contents

Financial Review

Report of the group auditors to the General Meeting of Adecco S.A., Chéserex

As auditors of the group, we have audited the consolidated financial statements (balance sheet, statement of operations, statement of cash flows, statement of changes in shareholders’ equity and notes, pages 40 to 73) of Adecco S.A. (“the Company”) for the year ended January 2, 2005.
     These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.
     Our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements present fairly, in all material respects the financial position, the results of operations and the cash flows in accordance with U.S. generally accepted accounting principles and comply with Swiss law.
     We recommend that the consolidated financial statements submitted to you be approved.
     As discussed in Note 1 to the consolidated financial statements, in 2003 Adecco S.A. changed its method of accounting for stock-based employee compensation and its method of accounting for asset retirement obligations.

ERNST & YOUNG AG

Jan Birgerson	Ancillo Canepa
Authorised Public Accountant	Swiss Certified Accountant
(in charge of the audit)

Zurich, April 11, 2005

74	Adecco Annual Report 2004

Back to Contents

Financial Review

Adecco S.A. (Holding Company) – Balance sheets
In millions, except share and per share information

As of December 31 (in CHF)	2004	2003
Assets

Current assets:

– Cash and cash equivalents	636	270

– Short-term investments	340	66

– Receivables from subsidiaries	23	23

– Receivables from third parties	3	3

– Accrued income, prepaid expenses and withholding taxes	37	34

Total current assets	1,039	396

Non-current assets:

– Investments in subsidiaries	5,633	2,887

– Loans to subsidiaries	1,487	3,672

– Provisions on investments in and loans to subsidiaries	(1,154)	(1,170)

– Treasury shares	1	9

– Intangible assets	103	62

– Financial assets	126

Total non-current assets	6,196	5,460

Total assets	7,235	5,856

Liabilities and shareholders’ equity

Liabilities

Current liabilities:

– Amounts due to subsidiaries	97	66

– Amounts due to third parties	42	130

– Short-term debt	300

– Accrued liabilities	59	56

Total current liabilities	498	252

Non-current liabilities:

– Long-term debt		302

– Long-term debt to subsidiaries	1,527	340

– Provisions and non-current liabilities	161	266

Total non-current liabilities	1,688	908

Total liabilities	2,186	1,160

Shareholders’ equity

Share capital	187	187

General reserve	1,996	1,987

Reserve for treasury shares	1	9

Retained earnings	2,865	2,513

Total shareholders’ equity	5,049	4,696

Total liabilities and shareholders’ equity	7,235	5,856

76	Adecco Annual Report 2004

Back to Contents

Financial Review

Adecco S.A. (Holding Company) – Statements of operations
In millions, except share and per share information

For the fiscal years ended December 31 (in CHF)	2004	2003

Operating income

Royalities and license fees	393	390

Dividends from subsidiaries	122	689

Gain on sale of investments	25	55

Release of provisions on loans		33

Interest income from subsidiaries	117	90

Other income	132	16

	789	1,273

Operating expenses

Interest expense to subsidiaries	(28)	(6)

Interest expense to third parties	(13)	(14)

Provisions on loans to subsidiaries	(13)

Taxes	(39)	(33)

Financial expense	(10)	(20)

Other expenses (including depreciation of CHF 33 in 2004 and CHF 43 in 2003)	(211)	(119)

	(314)	(192)

Net income for the year	475	1,081

Adecco Annual Report 2004	77

Back to Contents

Financial Review

Adecco S.A. (Holding Company) – Notes to financial statements
In millions, except share and per share information

Note 1 – Contingent liabilities in favour of third parties

In CHF	31. 12. 2004	31. 12. 2003

Guarantees	2,725	3,588

Letters of comfort	156	160

	2,881	3,748

Adecco S.A. has irrevocably and unconditionally guaranteed the zero-coupon convertible bonds of CHF 900 due 2013 issued by Adecco Financial Services (Bermuda) Ltd. (“AFS”), a subsidiary of Adecco S.A. Adecco S.A. granted to AFS a right to subscribe for the maximum of 9,523,810 registered shares of Adecco S.A. The nominal value of each share is CHF 1 and the initial exercise price is CHF 94.50. As a consideration for granting the above right AFS has paid to Adecco S.A. consideration of CHF 101 on December 15, 2003.
     Adecco S.A. has irrevocably and unconditionally guaranteed the notes of EUR 400 (CHF 617) issued by AFS.
     On December 15, 2004, Adecco S.A. reduced its irrevocable and unconditional guarantees from CHF 80 to CHF 40 and from USD 100 (CHF 113) to USD 40 (CHF 45) in respect to derivative financial instrument transactions executed by AFS.
     Adecco S.A. has guaranteed the total amount of EUR 174 drawn from the credit facility in the form of letters of credit as of January 2, 2005.
     Adecco S.A. has guaranteed the outstanding notes of USD 200 (CHF 226) assumed by Adecco U.S. following the acquisition of the Olsten Group and the outstanding notes of EUR 122 (CHF 188) issued by Adecco Olsten, BV Holdings.
     Additionally, approximately CHF 469 of the credit facilities issued to several subsidiaries in Europe, North America, South America, Asia and Australia have been guaranteed.

Note 2 – Outstanding bonds

In CHF	31. 12. 2004	31. 12. 2003

4.0% due July 7, 2005	300	300

Note 3 – Treasury shares

The reserve for treasury shares held by the Holding Company is transferred to/from retained earnings. As of December 31, 2004 and 2003, all treasury shares held by the Company are held by Adecco S.A.

In CHF	Total cost	Number	Purchase/sale price (average per share)	Highest price per share	Lowest price per share

Registered treasury shares:

At December 31, 2002	9	172,818

Disposed of during the year		(4,146)	53	53	53

At December 31, 2003	9	168,672

Disposed of during the year	(9)	(161,361)	53	53	53

Acquired during the year	1	11,564	57	57	57

At December 31, 2004	1	18,875

78	Adecco Annual Report 2004

Back to Contents

Financial Review

Note 4 – Shareholders’ equity

In CHF	Share capital		General reserve	Reserve for treasury shares	Retained earnings	Total

December 31, 2003	187		1,987	9	2,513	4,696

Dividend distribution					(131)	(131)

Share capital increase			9			9

Net movement on reserve
for treasury shares				(8)	8

Net income for the year					475	475

December 31, 2004	187	[1]	1,996	1	2,865	5,049

[1]	187,349,115 common shares at CHF 1 per value

On June 29, 2004, Adecco S.A. held its annual General Meeting of Shareholders in Lausanne.

Conditional shares
As of December 31, 2004, Adecco S.A. had conditional capital under Art. 3quater of the Articles of Incorporation of Adecco S.A. of 15,400,000 shares, for a maximum aggregate amount of CHF 15,400,000 for issue of a maximum of 15,400,000 registered shares, which shall be fully paid up by the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of the corporation or affiliated companies.
     Adecco S.A. had 6,081,195 and 6,271,910 common shares reserved for issuance of common shares to employees and directors upon the exercise of stock options as of December 31, 2004, and December 31, 2003, respectively under Art. 3ter of the Articles of Incorporation of Adecco S.A. These shares shall be fully paid up by the exercise of option rights which the Board of Directors grants to the employees and to the members of the Board of Directors of Adecco S.A. or of its affiliated companies.
During 2004, 190,715 shares were issued for stock options for a total value of CHF 9.

Authorised shares
On April 16, 2003, the Annual General Meeting of Shareholders extended the Board of Directors’ autho-risation to increase the share capital in one or more steps by up to 19,000,000 shares (CHF 19 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation will cease on April 16, 2005 (see Art. 3bis of the Articles of Incorporation of Adecco S.A.).

Note 5 – Significant shareholders

Adecco S.A.’s shares are registered shares. Adecco is not aware of any significant shareholders as at December 31, 2004 other than the following:
–	34,188,580 shares representing 18.2% of the total Adecco S.A. issued shares were held by Akila Finance S.A., Luxembourg, which is owned and controlled by Philippe Foriel-Destezet. No change in the shareholding of Akila Finance S.A. has been reported to Adecco S.A. in the year under review.
–	21,957,710 shares representing 11.7% of the total Adecco S.A. issued shares were held by KJ Jacobs AG, Zurich, Switzerland. No change in the shareholding of KJ Jacobs AG has been reported to Adecco S.A. in the year under review. The charitable foundation “Jacobs Stiftung” (Zurich) and an association named “Jacobs Familienrat” are the beneficial owners of the shares held by KJ Jacobs AG.
–	11,145,560 shares representing 5.9% of the total Adecco S.A. issued shares were held under discretionary management by The Capital Group Companies, Inc., on behalf of funds managed by Capital Research and Management Company, and clients managed by Capital Guardian Trust Company, Capital International Limited, Capital International Inc. and Capital International S.A.

Adecco Annual Report 2004	79

Back to Contents

Financial Review

Adecco S.A. (Holding Company) – Notes to financial statements
In millions, except share and per share information

Note 6 – Restriction regarding the distribution of dividends

The general reserve must be at least 20% of the share capital of Adecco S.A. because this is the minimum amount required by Swiss law.

Note 7 – Contingencies

Regulatory investigations and class action lawsuits
Following the Company’s announcement in January 2004 that the release of its 2003 consolidated financial statements would be delayed, regulatory investigations were commenced by the U.S. Securities and Exchange Commission, the U.S. Department of Justice and the SWX Swiss Stock Exchange. The staff of the U.S. Securities and Exchange Commission recently notified the Company that its investigation has been terminated and that no enforcement action has been recommended. The Company has not had any recent contacts from the U.S. Department of Justice in connection with its investigation. The SWX Swiss Stock Exchange closed its preliminary investigation into the Company’s compliance with applicable accounting and regular reporting requirements without any sanctions, while the Company has appealed a reprimand, the lowest level of sanction without monetary penalty, issued in relation to the ad hoc publicity rules.
     Class action lawsuits in the U.S. against Adecco S.A. and certain of its current and former directors and officers, which were commenced following the Company’s January 2004 announcement, are pending. The lawsuits, which have been consolidated, allege violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 in connection with public disclosures made by the Company between March 2000 and January 2004 regarding its earnings and operating results. The Company believes that there is no merit to the allegations, has moved to dismiss the case and has recently argued the motion, and will continue to defend itself vigorously.
     There can be no assurance that the resolution of any of these remaining matters will not have a material adverse effect on Adecco S.A.’s financial position or results of operations.

Note 8 – Proposed appropriation of available earnings

In CHF	2004	2003

Available earnings of previous year	2,513	1,544

Profit for the year	475	1,081

Dissolution of treasury share provision	8

Dividend distribution	(131)	(112)

Total available earnings	2,865	2,513

Proposed dividend of CHF 1.00 (2003 CHF 0.70) per registered share[1]	(228)	(159)

Proposed balance to be carried forward	2,637	2,354

1	This amount represents the maximum amount of dividends payable based on the total number of shares issued (excluding treasury shares) of 187,330,240, conditional shares of 21,481,195 and authorised shares of 19,000,000 as of December 31, 2004. Included in this total number of shares are 40,481,195 authorised and conditional shares, which were not in circulation as of December 31, 2004.

80	Adecco Annual Report 2004

Back to Contents

Financial Review

Report of the statutory auditors to the General Meeting of Adecco S.A., Chéserex

As statutory auditors, we have audited the accounting records and the financial statements, (balance sheet, statement of operations and notes, pages 76 to 80) of Adecco S.A. for the year ended December 31, 2004.
     These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.
     Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and Adecco S.A.’s articles of incorporation.
     We recommend that the financial statements submitted to you be approved.

ERNST & YOUNG AG

Jan Birgerson Authorised Public Accountant (in charge of the audit)	Ancillo Canepa Swiss Certified Accountant

Zurich, April 11, 2005

Adecco Annual Report 2004	81

Back to Contents

Financial Review

Major consolidated subsidiaries

Company holding		F/H/O/S		Company holding		F/H/O/S		F –	Financial
Europe								H –	Holding
								O –	Operating
Austria				Netherlands				S –	Group Services
Adecco Gesellschaft M.B.H.	100%	O	*	Adecco Computer People Holdings BV	100%	H		* –	Direct subsidiary of
				Adecco Finance BV	100%	F			Adecco S.A.
Belgium				Adecco Holding Europe BV	100%	H	*
Adecco Construct NV	100%	O		Adecco Interecco Holding BV	100%	H
Adecco Coordination Center S.A.	100%	F	*	Adecco Latam Holding BV	100%	H	*
Adecco Personnel Services NV	100%	O		Adecco Nederland Beheer BV	100%	H
Adecco Recruitment & Selection NV	100%	O		Adecco Nederland Holding BV	100%	H	*
Ajilon Engineering NV	100%	O		Adecco Olsten Holding BV	100%	H
Ajilon Finance BV	100%	O		Adecco Paywise Systems APS BV	100%	H	*
Ajilon IT NV	100%	O		Adecco Personeelsdiensten BV	100%	O
International Consultants NV	100%	O		Ajilon Holding Europe BV	100%	H	*
KI Teleoutsourcing NV	100%	O		Ajilon Managed Services BV	100%	O
Lee Hecht Harrison Belgium NV	100%	O		Ajilon Professional Staffing BV	100%	O
				Lee Hecht Harrison Nederland BV	100%	O
Croatia
Adecco Croatia D.O.O.	100%	O		Norway
Adecco D.O.O. Agency for Temporary				Adecco Marine Weld AS	100%	O
Employment	100%	O	*	Adecco Norge AS	100%	O
				Adecco Security AS	100%	O
Czech Republic				Ajilon Norway AS	100%	O
Adecco Spol. S. R.O.	100%	O	*	Olsten Norway AS	100%	H	*

Denmark				Poland
Adecco A/S	100%	O		Adecco Poland Sp Z.O.O.	100%	O	*

Estonia				Portugal
Adecco Estonia AS	100%	O		Adecco Formacao e Consultoria Ltda	100%	O
				Adecco Marketing Services Ltda	100%	O
Finland				Adecco Recursos Humanos Ltda	100%	O	*
Adecco Finland OY	100%	O	*
				Romania
France				Adecco Romania Srl	100%	O	*
Adecco IT Services SASU	100%	S	*
Adecco Travail Temporaire SASU	100%	O		Russia
Adia SASU	100%	O		OOO Adecco	100%	O
Ahf E-Business SASU	100%	O
Ajilon Engineering S.A.	100%	O		Slovenia
Ajilon France S.A.	100%	H/O		Adecco RH D.O.O.	100%	O
Ajilon IT Consulting SASU	100%	O
Ajilon Sales And Marketing S.A.S.	100%	O		Spain
Alcion S.A.S.	100%	O		Accountants Empresa de Trabajo
Cefope Emploi SARL	100%	O		Temporal SA	100%	O
Ecco SAS	100%	H	*	Adecco Formacion S.A.	100%	O
Groupe Sydelis SA	100%	O		Adecco Iberia S.A.	100%	H
Lee Hecht Harrison France S.A.	100%	O		Adecco Paywise Systems APS Spain S.A.	100%	O
Quick Medical Service	100%	O		Adecco TT S.A., Empresa de Trabajo
				Temporal	100%	O
Germany				Ajilon S.A.	100%	O
Adecco Beteiligungs GmbH	100%	O		Atlas Servicios Especiales SA	100%	O
Adecco Outsourcing GmbH	100%	O		Career Management S.A.	100%	O
Adecco Personaldienstleistungen GmbH	100%	O		Horecca Staffing Services Empresa
Lee Hecht Harrison GmbH	100%	O		de Trabajo Temporal S.A.	100%	O
Verwaltungsgesellschaft Adecco mbH	100%	H	*	Ole Staffing S.A.	100%	S

Greece				Sweden
Adecco HR SATW	100%	O		Adecco Health AB	100%	O	*
				Adecco HR AB	100%	O
Hungary				Adecco Student Ab	100%	O
Adecco Magyarorszagi Szemelyzeti				Adecco Sweden AB	100%	O
Kozvetito KFT	100%	O	*	Ajilon Sweden AB	100%	O	*

Ireland				Switzerland
Adecco Ireland Ltd.	100%	O		Adecco Management & Consulting S.A.	100%	S	*
				Adecco Ressources Humaines S.A.	100%	O	*
Italy				Adecco S.A.	100%	H
Adecco Italia Holding				Adecco Special Financing AG	100%	F	*
di Partecipazione e Servizi SPA	100%	H		Adiainvest S.A.	100%	F
Adecco Italia Spa	100%	O		Ajilon SARL	100%	O
Adecco Paywise Systems Srl	100%	O		Lee Hecht Harrison S.A.	100%	O	*
Ajilon Italia Spa	100%	O
				Turkey
Luxembourg				Adecco Hizmet Ve Danismanlik AS S.A.	51%	O
Adecco Luxembourg S.A.	100%	O		Adecco Isthdam Burosu Ltd STO	51%	O
Ajilon Luxembourg S.A.	100%	O
				U.K.
Monaco				Adecco Holdings (UK) Ltd	100%	H	*
Adecco Monaco SAM	100%	O		Adecco UK IT Holdings	100%	H	*
				Adecco UK Ltd.	100%	O
				Adia Properties Ltd	100%	F
				Ajilon Communications Ltd.	100%	O
				Ajilon Consulting Ltd	100%	O
				Ajilon Finance Ltd.	100%	O
				Ajilon Group Ltd.	100%	O
				Ajilon (UK) Ltd.	100%	O
				Jonathan Wren & Co Ltd.	100%	O
				Office Angels Ltd.	100%	O
				Olsten UK Holdings Ltd.	100%	H
				Roevin Management Services Ltd.	100%	O
				Techman Holdings Ltd.	100%	O

82	Adecco Annual Report 2004

Back to Contents

Financial Review

Company holding		F/H/O/S	Company holding			F/H/O/S		F –	Financial
North America				Latin America				H –	Holding
								O –	Operating
Canada				Argentina				S –	Group Services
Adecco Employment Services Ltd	100%	H/O		Adecco Argentina S.A.	100%	O		* –	Direct subsidiary of
Adecco Quebec, Inc.	100%	O							Adecco S.A.
Ajilon Canada Inc.	100%	O		Bolivia
Ajilon Staffing of Canada Ltd.	100%	O		Adecco Bolivia S.A.	100%	O

U.S.				Brazil
Adecco, Inc.	100%	H	*	Adecco Top Services RH S.A.	100%	O	*
Adecco Health Inc.	100%	O
Adecco North America, LLC	100%	H/O		Chile
Adecco USA, Inc.	100%	O		Adecco Servicios Empresariales S.A.	100%	O
Ado Staffing, Inc.	100%	H		Adecco Recursos Humanos S.A.	100%	O
Ajilon Communications LLC	100%	O
Ajilon Holdings LLC	100%	O		Colombia
Ajilon LLC	100%	O		Adecco Colombia S.A.	100%	O
Ajilon Professional Staffing LLC	100%	O		Adecco Servicios Colombia S.A.	100%	O
Asi Staffing Inc.	100%	O/H
Computer People Inc.	100%	O		Costa Rica
Lee Hecht Harrison LLC	100%	O		Adecco De Costa Rica Recursos
Olsten Staffing Services Corporation	100%	O		Humanos S.A.	100%	O
Paywise, Inc.	100%	O
Tad Pgs Inc.	100%	O		Dominican Republic
The Workcard Company	100%	O		Adecco Dominicana C.Por A	100%	O

				Ecuador
Asia Pacific				Adeccoiberia S.A.	100%	O

Australia				Guatemala
Adecco Australia Pty Ltd.	100%	H/O		Adecco Guatemala Sociedad Anonima	100%	O
Adecco Holdings Pty Ltd.	100%	H	*
Ajilon Australia Pty Ltd.	100%	O		Mexico
Icon Recruitment Pty Ltd.	100%	O		Ecco Servicios de Personal S.A. de CV	100%	O/H
Jonathan Wren Australia Pty Limited	100%	O		Entreprise Adecco S.A. de CV	100%	O
Lee Hecht Harrison Pty Limited	100%	O		Excellance Adecco S.A. de CV	100%	O
Tad Pty Ltd.	100%	O		Interim Adecco S.A. de CV	100%	O
				Performance Adecco S.A. de CV	100%	O
China				Reussite Adecco S.A. de CV	100%	O
Guangdong Adecco Personnel				Servicios Administratives
Services Ltd.	75%	O	*	Adecco S.A. de CV	100%	O
Templar International Consultants				Servicios Especializados
(Shang Hai) Ltd.	100%	O		Adecco S.A. de CV	100%	O
				Servicios Integrales Adecco S.A. de CV	100%	O
Hong Kong
Adecco Personnel Ltd.	100%	O		Panama
Ecco Services (Asia) Ltd.	100%	H/O		Adecco Panama S.A.	100%	O	*
Lee Hecht Harrison Pty Limited	100%	O	*
Templar International Consultants Ltd.	100%	O	*	Peru
				Adecco Consulting S.A.	100%	O
India				Adecco Peru S.A.	100%	O
Adecco Contact Centre Solutions				Adecco Peru Servicios Temporales S.A.	100%	O
India Private Ltd.	100%	O
Adecco Peopleone India Private Plc	69%	O		Puerto Rico
				Adecco Personnalservices, Inc.	100%	O	*
Indonesia				Adecco Speciality Brands Inc.	100%	O	*
Pt Templar International Consultants	100%	O	*
				Uruguay
Japan				Adecco Uruguay S.A.	100%	O
Adecco Ltd.	100%	O	*
				Venezuela
Malaysia				Adecco Empresa de Trabajo
Adecco Personnel SDN BHD	100%	O		Temporal C.A.	100%	O
Templar Search & Selection SDN BHD	100%	O	*	Adecco Servicios de Personal C.A.	100%	O

New Zealand
Adecco New Zealand Ltd.	100%	O	*	Other
Adecco Personnel Ltd.	100%	O
				Bermuda
Singapore				Adecco Financial Services (Bermuda) Ltd.	100%	F	*
Adecco Engineering Pte Ltd.	100%	O	*	Adecco Reinsurance Company Limited	100%	F	*
Adecco Personnel Pte Ltd.	100%	O		Adia Funding Ltd.	100%	F
Lee Hecht Harrison Pte Ltd.	100%	O	*	Secad Ltd.	100%	F

South Korea				Cayman Islands
Adecco Korea Inc.	100%	O	*	Adia Financial Services (Cayman Islands Ltd.)	100%	F	*

Taiwan
Adecco Personnel Company Ltd.	100%	O		Israel
Adia Taiwan Ltd.	100%	O	*	Adecco Israel Staffing Services Ltd.	100%	O

Thailand				Morocco
Adecco Consulting Limited	100%	O		Adecco Maroc S.A.	100%	O
Adecco Eastern Seaboard Ltd.	100%	O
Adecco New Petchburi Recruitment Ltd.	100%	O		Netherlands Antilles
Adecco Phaholyothin Recruitment Ltd.	100%	O	*	Adia Financial Services (Curaçao)	100%	F	*
Adecco Rama 4 Recruitment Ltd.	100%	O
Templar International Consultants Ltd.	100%	O		South Africa
				Adecco Recruitment Services (Pty) Ltd.	100%	O
				Inkomba Recruitment Services Pty Ltd.	76%	O

				Tunisia
				Adecco Tunisie SARL	100%	O

Adecco Annual Report 2004	83

Back to Contents

Corporate Governance

Corporate Governance

Applicable standards

This Corporate Governance disclosure reflects the requirements of the Directive on Information Relating to Corporate Governance, issued by the SWX Swiss Stock Exchange and entered into force on July 1, 2002. The principles and the more detailed rules of the Company’s Corporate Governance are defined in Adecco S.A.’s Articles of Incorporation, the Internal Policies, and in the Charters of the Committees of the Board of Directors. The Company’s principles take into account the recommendations set out in the Swiss Code of Best Practice for Corporate Governance applicable since July 1, 2002.
      Corporate Governance financial information is presented as of December 31, unless indicated otherwise, as the statutory fiscal year of Adecco S.A. is the calendar year. For purposes of consolidated financial reporting, however, the Company’s fiscal year ends on the Sunday nearest to December 31 and accordingly, information presented in the Company’s consolidated financial statements is presented as of and for the fiscal years ended January 2, 2005, December 28, 2003, and December 29, 2002.
      Beginning 2003, the Company changed its reporting currency from Swiss francs to Euro. Accordingly, the consolidated financial statements of the Company are provided in Euro. The financial statements of Adecco S.A. are reported in Swiss francs.
      The Corporate Governance information included in this report is presented in Euro, except for information on shares, share capital, and dividends, which is provided in Swiss francs. Income, expenses, and cash flows are translated at the average exchange rates prevailing during the period, and assets and liabilities are translated at period-end exchange rates.
      The NYSE rules require foreign private issuers, such as Adecco S.A., to disclose any significant ways in which their Corporate Governance practices differ from the Corporate Governance practices followed by U.S. companies under the NYSE rules. This information is published on the Internet: www.nyse.adecco.com.

1. Structure and shareholders

1.1 Legal and management structure
Adecco S.A. is a company limited by shares (société anonyme) organised under the laws of Switzerland, with its registered office at Chéserex, Switzerland. The Company’s principal corporate office is the office of its management company, Adecco management & consulting S.A., at Sägereistrasse 10, Glattbrugg, Switzerland.
      Adecco S.A. is listed on the SWX Swiss Exchange (trading on virt-x, symbol ADEN, security number 1213860) and on the Euronext Premier Marché (symbol ADE, security number 12819). Furthermore, Adecco S.A. has American Depository Receipts (ADRs) listed on the New York Stock Exchange (symbol ADO). As of December 31, 2004, the market capitalisation of Adecco S.A., based on the then outstanding number of shares and the closing price of shares on the SWX Swiss Exchange, amounted to approximately CHF 10.7 billion. On March 31, 2005, this market capitalisation amounted to approximately CHF 12.3 billion.
      The Company delivers a broad range of flexible staffing and career resources to corporate clients and qualified associates worldwide. The Company provides its services through its three divisions: Adecco Staffing, Ajilon Professional, and LHH Career Services.
      The Adecco Staffing division provides flexible temporary staffing and permanent placement services to a broad range of businesses and industries, including the banking, electronics, retail, chemical/pharmaceutical, and telecommunications sectors. The Ajilon Professional division offers specialised temporary staffing, permanent placement, and consulting services, with particular emphasis in the areas of information technology, finance and accounting, engineering, and high-end clerical support. The LHH Career Services division provides outplacement and career counselling to employees in transition, together with leadership development and organisational consulting. Prior to the sale of jobpilot GmbH and subsidiaries, the Company provided services through a fourth division: e-HR Services, which provided online recruitment advertising. On April 22, 2004, the jobpilot operations were sold.
      The Company provides services to businesses located throughout North America, Europe, Asia Pacific, Latin America, and Africa.

The current Senior Management of the Company is composed as follows:

–	Jérôme Caille, Chief Executive Officer of the Company (full year 2004);
–	Jim Fredholm, Chief Financial Officer of the Company (since June 1, 2004);
–	Sergio Picarelli, President and Chief Operating Officer of the Adecco Staffing division (since December 2, 2004);
–	Jean-Manuel Bullukian, President and Chief Operating Officer of the Ajilon Professional division (since January 1, 2005)
–	Ekkehard Kuppel, President and Chief Operating Officer of the LHH Career Services division (since January 25, 2005).

The Company comprises numerous legal entities around the world, mainly organised along the divisional structure. The major consolidated subsidiaries are listed on pages 82 to 83 of this report. No subsidiary of the Company is listed on a Stock Exchange; however, certain subsidiaries have issued convertible notes, as described further in this section.

84	Adecco Annual Report 2004

Back to Contents

Corporate Governance

1.2 Significant shareholders
As of December 31, 2004, the total number of shareholders directly registered with Adecco S.A. was 15,723. The major shareholders and their shareholdings are as follows:

–	34,188,580 shares representing 18.2% of the total Adecco S.A. issued shares were held by Akila Finance S.A., Luxembourg, which is owned and controlled by Philippe Foriel-Destezet. No change in the shareholding of Akila Finance S.A. has been reported to Adecco S.A. in the year under review.
–	21,957,710 shares representing 11.7% of the total Adecco S.A. issued shares were held by KJ Jacobs AG, Zurich, Switzerland. No change in the shareholding of KJ Jacobs AG has been reported to Adecco S.A. in the year under review. The charitable foundation “Jacobs Stiftung” (Zurich) and an association named “Jacobs Familienrat” are the beneficial owners of the shares held by KJ Jacobs AG.
–	11,145,560 shares representing 5.9% of the total Adecco S.A. issued shares were held under discretionary management by The Capital Group Companies, Inc., on behalf of funds managed by Capital Research and Management Company, and clients managed by Capital Guardian Trust Company, Capital International Limited, Capital International Inc. and Capital International S.A.

As of December 31, 2004, Adecco S.A. is not aware of any person or legal entity, other than those stated above, that directly or indirectly owned more than 5% of Adecco S.A.’s shares with voting rights, whether or not such rights may be exercised. Adecco S.A. is not aware of shareholders’ agreements between its shareholders pertaining to the Adecco S.A. shares held.
     According to Art. 20 of the Swiss Stock Exchange Act, any investor who directly, indirectly or together with another person acquires, holds or disposes of Adecco S.A. shares, for his own account, and thereby attains, falls below, or exceeds the thresholds of 5, 10, 20, 33 1 / 3 , 50 or 66 2 / 3 % of the voting rights, whether or not such rights may be exercised, must notify Adecco S.A. and the Disclosure Office of the SWX Swiss Exchange. Such notification must be made no later than four trading days after the obligation to disclose arises. Adecco S.A.’s management is also under an obligation to publish the disclosure no later than two trading days after receipt.

1.3 Cross-shareholdings and shareholdings in listed companies
As of December 31, 2004, there were no cross-shareholdings exceeding 5% of a party’s share capital and Adecco S.A. was not a major shareholder of any listed company. On March 18, 2005, the Company acquired, through a 70% owned subsidiary, 50.5% of the outstanding share capital of Altedia, a human resources consulting company listed in France. The 70% owned subsidiary launched a tender offer in April 2005 for the remaining shares.

2. Capital structure

2.1 Share capital
As of December 31, 2004, Adecco S.A.’s issued share capital amounted to CHF 187,349,115 divided into 187,349,115 fully paid registered shares with a nominal value of CHF 1 each.

2.2 Authorised and conditional capital
On April 16, 2003, the General Meeting of Shareholders extended the Board of Directors’ authorisation to increase the share capital in one or more steps by up to 19,000,000 shares (CHF 19.0 million) in connection with special capital market transactions, such as acquisitions. In accordance with Swiss statutory law, such authorisation will cease on April 16, 2005.
     Conditional capital of up to 6,081,195 shares (approximately CHF 6.1 million) is reserved for the exercise of option rights granted to employees and members of the Board of Directors of Adecco S.A. or of its affiliated companies. The subscription rights of shareholders as well as the option subscription rights of the shareholders are excluded. The exercise conditions depend on the respective underlying stock option plan; the share capital will only be increased if and when the holder of the option exercises such stock option.
      Conditional capital of up to 15,400,000 shares (CHF 15.4 million) is reserved for the exercise of option or conversion rights granted in relation to financial instruments such as bonds or similar debt instruments of Adecco S.A. or its affiliates. The subscription rights of the shareholders regarding the subscription of the shares are excluded. The shareholders’ bond subscription rights in the issue of the bonds or similar debt instruments may be limited or excluded by the Board of Directors. Part of this conditional capital is reserved for the convertible debt issued by Adecco Finance BV (see section 2.7 “Convertible notes and options”).
     For further details on the terms and conditions of the issuance/creation of shares under authorised and conditional capital, see Art. 3ter, 3bis, and 3quater of the Articles of Incorporation; Internet: www.aoi.adecco.com.

Adecco Annual Report 2004	85

Back to Contents

Corporate Governance

Corporate Governance

2.3 Changes in capital
Adecco. S.A.’s capital structure as of the dates indicated below was as follows:

In CHF millions,	Issued shares		Authorised capital		Conditional capital		Reserves[1]	Retained earnings Amount
except shares
	Shares	Amount	Shares	Amount	Shares	Amount	Amount

30. 12. 2001	186,347,698	186.3	19,000,000	19.0	12,482,492	12.5	1,960	1,433

Changes	522,282	0.6	–	–	9,477,838	9.5	21	111

29. 12. 2002	186,869,980	186.9	19,000,000	19.0	21,960,330	22.0	1,981	1,544

Changes	288,420	0.3	–	–	(288,420)	(0.3)	15	969

28. 12. 2003	187,158,400	187.2	19,000,000	19.0	21,671,910	21.7	1,996	2,513

Changes	190,715	0.2	–	–	(190,715)	(0.2)	1	352

2. 1. 2005	187,349,115	187.4	19,000,000	19.0	21,481,195	21.5	1,997	2,865

1 Reserves includes both the general reserve and the reserve for treasury shares.

As of December 30, 2001, there were 49,000 participation certificates outstanding that were included in issued shares. During 2002, such certificates were exchanged for common stock and accordingly, there were no participation share certificates outstanding as of December 29, 2002, December 28, 2003 and January 2, 2005.
     Details of Adecco S.A.’s general reserves and retained earnings are included in Note 4 to the Adecco S.A. (Holding Company) Notes to financial statements.
     Additional information and exact wording can be found in the Articles of Incorporation of Adecco S.A. (Internet: www.aoi.adecco.com).

2.4 Shares and participation certificates
Adecco S.A.’s shares have a par value of CHF 1 each. All shares are fully paid-up registered shares and bear the same dividend and voting rights. Pursuant to Art. 7 of the Articles of Incorporation (Internet: www.aoi.adecco.com), the right to vote and all other rights associated with a registered share may only be exercised by a shareholder, usufructuary or nominee who is registered in the share register as the shareholder, usufructuary or nominee with right to vote. Some interests in shares are held by investors in form of American Depository Receipts (ADRs).
     As of December 31, 2004, there were no outstanding participation certificates.

2.5 Bonus certificates
Adecco S.A. has not issued bonus certificates (“Genussscheine”).

2.6 Limitations on registration, nominee registration and transferability
Each Adecco S.A. share represents one vote.
     Acquirers of registered shares are recorded in the share register as shareholders with the right to vote upon request, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account (Art. 4 sec. 2 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Upon such declaration, any person or entity will be registered with the right to vote.
     The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses, and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account or with whom the Board of Directors has entered into a corresponding agreement (see Art. 4 sec. 3 of the Articles of Incorporation; Internet: www.aoi.adecco.com). The Board of Directors may grant exemptions to this registration restriction (see Art. 4 sec. 6 of the Articles of Incorporation; Internet: www.aoi.adecco.com). In 2004, there were no such exemptions granted.
     Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act together to circumvent the regulations concerning the nominees (especially as syndicates), are treated as one nominee respectively as one person within the meaning of paragraph 3 of this article (see Art. 4 sec. 4 of the Articles of Incorporation; Internet: www.aoi.adecco.com).
     For further information regarding the procedure and conditions for cancelling statutory privileges and limitations on transferability of shares, see the Articles of Incorporation; Internet: www.aoi.adecco.com.

86	Adecco Annual Report 2004

Back to Contents

Corporate Governance

2.7 Convertible notes and options
In November 1999, Adecco Finance BV (formerly Meridian BV), a wholly-owned subsidiary of the Company issued EUR 360 convertible notes. The notes were redeemable for the principal amount together with accrued interest at the option of the note holder only on November 25, 2001. Certain of the note holders exercised their redemption right on their notes for the principal amount totalling EUR 3. In December 2003, the Company repurchased convertible bonds with a par value of EUR 60. The seller retained the right to repurchase the bonds at par value. The remaining principal balance of EUR 297 as of December 28, 2003, came due and was repaid during November 2004.
     On August 26, 2003, Adecco Financial Services (Bermuda) Ltd., a wholly-owned subsidiary of the Company, issued CHF 900 unsubordinated bonds guaranteed by and convertible into shares of Adecco S.A., due August 26, 2013. The bonds are structured as zero-coupon, 10-year premium redemption convertible bonds with a yield to maturity of 1.5%. Investors may put the bonds on October 26, 2010, at the accreted principal amount. The issuer may call the bonds at any time after the end of year seven (August 26, 2010) at the accreted principal amount or at any time after a substantial majority of the bonds have been redeemed, converted, or repurchased. At any time from October 6, 2003, to August 12, 2013, at the option of the bondholder, the bonds are convertible into shares of Adecco S.A. at a conversion price of CHF 94.50. If all bonds are converted, Adecco S.A. would issue an additional 9,523,809 shares (Art. 3quater of the Articles of Incorporation; Internet: www.aoi.adecco.com). If not converted, the Company will pay a redemption price of up to 116.05% of the principal amount of the bonds.
     The Company has several stock option plans whereby employees and members of the Board of Directors receive the option to purchase shares. There are global and country-specific plans in place.
     Certain options granted under the plans are tradeable at the SWX Swiss Exchange (virt-x). The options are granted to employees or members of the Board of Directors of the Company and give the optionee a choice of selling the option in the public market or exercising the option to receive an Adecco S.A. share. If the option holder chooses to sell the option in the public market, the options may be held by a non-employee or non-director of the Company. The trading and valuation of the tradeable options is managed by a Swiss bank.
     The purpose of the plans is to furnish incentives to selected employees and directors, to encourage employees to continue employment with the Company ,and to align the interests of selected employees and directors with those of the shareholders. Upon exercise of options, Adecco S.A. may deliver either shares from its conditional capital, of which up to 6,081,195 shares are reserved for this purpose, or treasury shares bought back in the public market.
     The Nomination & Compensation Committee is responsible for making proposals, based upon the recommendations of Senior Management, to the Board of Directors regarding the individuals to whom options shall be granted, the size of the option grant for each optionee, the conditions, the exercise price, and the grant date. The Board of Directors must approve all the option grants as well as the conditions thereof. The exercise price for one share is fixed at the fair market value at the date of grant. Depending on the conditions of the plans, options vest with certain waiting periods of up to five years and are subsequently exercisable over a number of years. All options may be exercised and tradeable options may be sold at any time within the exercise period except for limitations set forth in the Company Insider Trading Statement of Policy and by regulatory authorities.
     Except under certain circumstances, unvested options granted under a plan lapse upon termination of employment or Board of Directors membership. The Board of Directors may modify, amend, suspend, or discontinue the plans.

Options outstanding as of December 31, 2004:

Exercise price per share (in CHF)	Number	Weighted-average remaining life (in years)	Weighted-average exercise price per share (in CHF)

43–53	1,251,050	2.0	51

54–84	5,415,201	5.4	66

85–107	5,986,773	3.5	91

108–169	1,164,173	3.3	109

170–298	49,022	2.7	210

43 – 298	13,866,219	4.1	80

For further details, see Note 11 in the Notes to consolidated financial statements (as of January 2, 2005).

Adecco Annual Report 2004	87

Back to Contents

Corporate Governance

Corporate Governance

3. Board of Directors

Areas of responsibility of the Board of Directors and the management are defined by law and by the Articles of Incorporation of Adecco S.A. (Internet: www.aoi.adecco.com).
     As of December 31, 2004, the Board of Directors of Adecco S.A. consisted of nine members.
    Under Swiss law, a majority of the members of the Board of Directors of a Swiss company must be citizens of Switzerland or an EU or EFTA country and be domiciled in Switzerland. Adecco S.A. has been granted an exemption from this requirement.

3.1 Biographies of members of the Board of Directors
The following table sets forth the name, year of birth, entry date and terms of office, nationality, professional education, and principal positions of those individuals who served as members of the Board of Directors as of December 31, 2004:
Jakob Baer [2] (1944)
–	Member of the Board of Directors, Chairman of the Audit Committee, and member of the Corporate Governance Committee (all since October 1, 2004); term of office ends on the day of the General Meeting of Shareholders 2005.
–	Swiss nationality.
–	Graduated Dr. iur. from the University of Berne, Switzerland.
–	Mr. Baer was member of the KPMG Switzerland executive team from 1992 until 1994, from then until September 30, 2004, KPMG Switzerland’s Chief Executive and member of KPMG’s European and International Leadership Board. Non-executive Board member of Emmentalische Mobiliar-Ver-sicherungs-Gesellschaft, Switzerland, and of IFBC – Integrated Financial Business Consulting AG, Switzerland.

Jürgen Dormann [2] (1940)
–	Member of the Board of Directors and member of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.
–	German nationality.
–	Masters degree in Economics from the University of Heidelberg, Germany.
–	Mr. Dormann held a series of positions with Hoechst AG and held the position of Chief Executive Officer from 1994 until 1999. In 1999, Mr. Dorman was appointed Chairman of the Management Board of Aventis and in May 2002, was elected Chairman of the Supervisory Board of Aventis. With the creation of Sanofi-Aventis in 2004 he was elected Vice-Chairman of Sanofi-Aventis[3]. A member of the Board of ABB Ltd[3] since 1998, he became ABB’s President in September 2002 and, until December 31, 2004, served as Chief Executive Officer.

Philippe Foriel-Destezet [2] (1935)
–	Member of the Board of Directors since August 1996; Co-Chairman of the Board of Directors since June 2004; term of office ends on the day of the General Meeting of Shareholders 2005.
–	French nationality.
–	Graduated from HEC Paris; Chevalier de la Légion d’Honneur.
–	Founder of Ecco S.A. in France in 1964. Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.
–	Board memberships: Akila Finance S.A., Luxembourg (Chairman); Securitas AB, Sweden (member until April 2004)[3], Carrefour S.A., France (Member until April 2004)[3].

Klaus J. Jacobs [2] (1936)
–	Member of the Board of Directors and Co-Chairman of the Board of Directors since June 2004; term of office ends on the day of the General Meeting of Shareholders 2005.
–	Swiss nationality.
–	Chairman of ADIA from 1992 to 1996, Member and Joint Chairman of the Board of Directors of Adecco S.A. from August 1996 to April 2002.
–	Board memberships: member of the Board of Jacobs Foundation.
–	Member of the World Scout Foundation, co-founder and member of the National Park of Hohe Tauern.

Philippe Marcel [1] (1953)
–	Member of the Board of Directors since April 2002; term of office ends on the day of the General Meeting of Shareholders 2005.
–	French nationality.
–	Graduated from EM Lyon (Ecole de Management) in France.
–	Until his appointment to the Board of Directors in 2002, Mr. Marcel was a member of the Senior Management team of the Company. In the Executive Committee he was Zone Manager for France, Morocco and South Africa. He was Chairman of Adecco South Africa and Adecco Morocco and CEO of Adecco France.
–	Board memberships: Adecco France (Chairman), Adecco Germany (Chairman), April Group, France (member)[3], GL Events, France (member)[3].

88	Adecco Annual Report 2004

Back to Contents

Corporate Governance

Francis Mer [2] (1939)
–	Member of the Board of Directors, Chairman of the Corporate Governance Committee, and member of the Nomination & Compensation Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.
–	French nationality.
–	Graduated from the Ecole Polytechnique; Commandeur de la Légion d’Honneur.
–	Mr. Mer joined St. Gobain Group in 1970 and was appointed Chairman and Chief executive Officer of Pont-au-Mousson S.A. in 1982.
–	Chairman of the steel group Usinor Sacilor from 1986 until 2002 and Chairman of Eurofer from 1990 until 1997. From 1997 to 1998, Chairman of the International Iron and Steel Institute.
–	Board memberships: Co-Chairman of the Board of Arcelor[3] in 2002. Rhodia SA3, France, member of the Supervisory Board from 2004.
–	French Minister of Economy, Finance and Industry from May 2002 until March 2004.
–	Fondation pour l’Innovation Politique, France, Chairman of the Supervisory Board.

Thomas O’Neill[2] (1945)
–	Member of the Board of Directors and member of the Audit Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.
–	Canadian nationality.
–	Graduated from Queen’s University in Kingston, Ontario, with a Bachelor of Commerce degree in 1967 and received his Chartered Accountant designation in 1970, FCA designation in 1987.
–	In 1967, Mr. O’Neill joined the audit staff of Price Waterhouse in Toronto and became a partner of Price Waterhouse in 1978. From 1990 to 1996, Mr. O’Neill acted as Chief Operating Officer, and from 1996 to 1998 as Chief Executive Officer for Price Waterhouse, Canada. From 1998 to 2000, he was CEO of the new PricewaterhouseCoopers LLP in Canada. In 2000, he assumed the role of Chief Operating Officer of the PricewaterhouseCoopers LLP global organisation and served as a member of PwC’s Global Oversight Board. He assumed the role of Chief Executive Officer of PwC Consulting (global) in January 2002. In May 2002, Mr. O’Neill was appointed Chairman of PwC Consulting (global), a role that he held until October 2002, when the business was acquired by IBM.
–	Board memberships: BCE Inc., Canada[3]; Dofasco Inc.[3]; Loblaw Companies Ltd., Canada[3]; Nexen Inc.[3]; Ontario Teachers’ Pension Plan.
–	Not-for-profit board memberships include: Queen’s University Kingston, Canada (Vice-Chairman) and St. Michael’s Hospital, Canada (member).

David Prince[2] (1951)
–	Member of the Board of Directors, member of the Audit Committee, and member of the Corporate Governance Committee (all since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.
–	British nationality.
–	Associate member of the CIMA.
–	Early career included four years at Cable & Wireless in both general management and group marketing roles before going on to spend some 12 years working in the Hong Kong telecommunications market, where Mr. Prince held a variety of Senior Management and public company board positions.
–	From 1994 to 2000, he was Group Finance Director and later Deputy CEO of Hong Kong Telecom.
–	In 2000, Mr. Prince went on to join PCCW plc as Group CFO before becoming Group Finance Director of Cable & Wireless in 2002.
–	Board memberships: Chairman of the Audit Committee for ARK Therapeutics[3] (United Kingdom).

Peter V. Ueberroth[2] (1937)
–	Member of the Board of Directors and Chairman of the Nomination & Compensation Committee (both since June 2004); term of office ends on the day of the General Meeting of Shareholders 2005.
–	U.S. nationality.
–	Graduated San Jose University, California. Awarded the French Légion d’Honneur and received the Olympic Order-Gold from the International Olympic Committee.
–	In 1962, founded First Travel Corporation.
–	From 1980 to 1984, Mr. Ueberroth served as President of the Los Angeles Olympic Organizing Committee (LAOOC).
–	He served as the sixth Commissioner of Major League Baseball from 1984.
–	Mr. Ueberroth served as Co-Chairman of Doubletree Corporation from 1993 to 2000 and since 1999 has served as owner and Co-Chairman of the Pebble Beach Company.
–	Since 1990, he has acted as the Managing Director of Contrarian Group, Inc. (investments in small and medium-size companies, taking management roles and providing strategic guidance).
–	Board memberships: Chairman of the Board of Ambassadors International (AMIE), USA[3]; member of the Board of Directors of The Coca-Cola Company, USA[3], Hilton Hotels Corporation, USA[3], and of McLeod USA Inc.[3]
–	Chairman 2004 United States Olympic Committee.

[1]	Executive member of the Board of Directors.
[2]	Non-executive member of the Board of Directors; has not been a member of the management of the Company in the three financial years preceeding fiscal year 2004 and does not have important business connections with Adecco S.A. or with any of its subsidiaries or affiliates.
[3]	Listed company.

Adecco Annual Report 2004	89

Back to Contents

Corporate Governance

Corporate Governance

3.2 Other activities and vested interests of the Board of Directors
Except those described in the above table, no permanent management/consultancy functions for significant domestic or foreign interest groups and no official functions or political posts are held by the members of the Board of Directors of Adecco S.A. The Board of Directors considers independence criteria for its members. With the exception of Philippe Marcel, all members of the Board of Directors are non-executive, i.e. have not been a member of the Company’s management in the financial years preceeding fiscal year 2004 and do not have important business connections with Adecco S.A. or with any of its subsidiaries or affiliates.

3.3 Cross-involvement
Cross-involvements at the level of the Board of Directors of Adecco S.A. and other listed companies exist according to the information provided in the table under 3.1. “Biographies of members of the Board of Directors”.

3.4 Elections and terms of office
Pursuant to the Articles of Incorporation, the Board of Directors consists of five to nine members (Art. 20 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Members of the Board of Directors are elected for a term of office of one year, until the date of the next ordinary General Meeting of Shareholders, and may be re-elected for successive terms (Art. 20 sec. 2 and 3 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Adecco S.A.’s Articles of Incorporation do not limit the number of terms a member may be re-elected to the Board of Directors. Candidates to be elected or re-elected to the Board of Directors are proposed by the Board of Directors to the General Meeting of Shareholders. At the General Meeting of Shareholders to be held on May 26, 2005, all current members of the Board of Directors will stand for re-election.

3.5 Internal organisation structure
The Board of Directors holds the ultimate decision-making authority of Adecco S.A. for all matters except those reserved by law or the Articles of Incorporation to the shareholders. It determines the overall strategy of the Company and supervises Senior Management. The Board of Directors operates under the direction of the Co-Chairmen who are appointed by the Board of Directors. As of December 31, 2004, neither a Vice Chairman nor a Delegate to the Board of Directors had been appointed. The Board of Directors is composed of one executive and eight non-executive members. The agenda of the Board of Directors meetings is set by the Co-Chairmen. Any member of the Board of Directors may request that an item be included on the agenda. Members of the Board of Directors are provided, in advance of meetings, with adequate materials to prepare for the items on the agenda. The Board of Directors recognises the importance of being fully informed on material matters involving the Company and seeks to ensure that it has sufficient information to make appropriate decisions through inviting members of Senior Management to report on their areas of responsibility, conducting regular meetings of the respective committees with the management, and retaining outside consultants and external auditors in order to review the business, as well as through regular distribution of important information to its members. Decisions are taken by the Board of Directors as a whole, with the support of its three committees described below (Audit Committee, the Corporate Governance Committee and the Nomination & Compensation Committee). However, if a member has a personal interest in a matter, other than an interest in his capacity as a shareholder of Adecco S.A., the member of the Board of Directors has to abstain from voting. Amongst others, the Board of Directors has established Statements of Policy on Insider Trading as well as on Conflicts of Interest. The compliance with all Statements of Policy is closely monitored. During 2004, the Board of Directors held more than a dozen meetings and phone conferences. Such high number of meetings was mainly caused by the exceptional circumstances in connection with the audit process for the fiscal year 2003. Each committee has a written charter outlining its duties and responsibilities. Committee members are provided, in advance of meetings, with adequate materials to prepare for the items on their agenda.

90	Adecco Annual Report 2004

Back to Contents

Corporate Governance

Attendance at meetings during 2004 since the Annual General Meeting of Shareholders held on June 29, 2004:
	Full Board of Directors	Audit Committee		Corporate Governance Committee		Nomination & Compensation Committee

Number of meetings	5	9		2		2

Jakob Baer (since October 1, 2004)	5	9		1		–

Jürgen Dormann	5	–		1		2

Philippe Foriel-Destezet	5	9	[1]	2	[1]	2	[1]

Klaus J. Jacobs	5	9	[1]	2	[1]	2	[1]

Philippe Marcel	5	2		–		2

Francis Mer	5	–		2		–

Thomas O’Neill	5	9		-		–

David Prince	5	9		1		–

Peter V. Ueberroth	4	–		–		1

[1] Guest ex officio, without voting right

3.5.1 Audit Committee (“AC”, previously Audit & Finance Committee)
The AC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s accounting policies, internal controls, and financial reporting practice, thus overseeing the management regarding the

–	integrity of the Company’s financial statements and other financial reporting and disclosure to any governmental or regulatory body and to the public and other users thereof;
–	systems of internal accounting and financial and disclosure controls;
–	performance of the Company’s internal audit function;
–	qualifications, engagement, compensation, independence, and performance of the Company’s independent auditors, their conduct of the annual audit and interim reviews, and their engagement for any other services; and
–	the Company’s compliance with legal and regulatory requirements relating to accounting, auditing, financial reporting and disclosure, or other financial matters.

The AC held more than a dozen meetings and phone conferences during the full year 2004. For specific subjects, members of Senior Management are present, in particular the CEO and the CFO. The head of Internal Audit and the lead partner of the external auditors typically participate in the meetings.

As of December 31, 2004,	Name	Position
the members of the AC were:	Jakob Baer	Chairman of the AC
(since October 1, 2004)
	Tom O’Neill	Member
	David Prince	Member (Chairman ad interim
of the AC from June 29 to
September 30, 2004))

3.5.2 Corporate Governance Committee (“CGC”)
The CGC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to Corporate Governance principles. The CGC is charged with developing and recommending appropriate Corporate Governance principles and independence rules to the Company as well as reviewing and reassessing such principles and rules to ensure that they remain relevant and in line with legal and stock exchange requirements. Recommendations as to best practice are also reviewed to ensure compliance.

     The CGC, which was established after the General Meeting of Shareholders of June 29, 2004, held two meetings in 2004. For specific subjects, members of Senior Management are present, in particular the CEO and the CFO.

As of December 31, 2004,	Name	Position
the members of the CGC were:	Francis Mer	Chairman of the CGC
	Jakob Baer	Member
	David Prince	Member

Adecco Annual Report 2004	91

Back to Contents

Corporate Governance

Corporate Governance

3.5.3 Nomination & Compensation Committee (“NCC”)
The NCC’s primary responsibility is to assist the Board of Directors in carrying out its responsibilities as they relate to the Company’s nomination and compensation matters. The NCC is primarily responsible for the adequacy of the following functions:
–	providing recommendations to the Board of Directors regarding the general compensation policy for the Company, including incentive compensation plans and equity-based plans;
–	providing recommendations to the Board of Directors regarding the selection of candidates for certain management positions, the terms of their employment and the evaluation of their performance;
–	reviewing and approving the goals and objectives relevant to Senior Management’s compensation; and
–	establishing principles for the selection of candidates for election or re-election to the Board of Directors, including candidates for committees of the Board of Directors, and including recommendations on compensation of the members of the Board of Directors.

The NCC held three meetings and phone conferences in 2004. For specific subjects, members of Senior Management are present, in particular the CEO and the CFO.

As of December 31, 2004,	Name	Position
the members of the NCC were:	Peter V. Ueberroth	Chairman of the NCC
	Juergen Dormann	Member
	Francis Mer	Member

3.6 Responsibilities of the Board of Directors and Senior Management
In addition to the determination of the overall strategy of the Company and the supervision of Senior Management, the Board of Directors addresses key matters such as acquisitions, long-term financial commitments, management structure, risk management, budget approval, compensation policy, corporate identity policy, guidelines and policy statements. The Board of Directors approves the strategy of the Company and the annual financial plans developed by Senior Management. With support of the AC, it reviews and approves the statutory financial statements of Adecco S.A. and the consolidated accounts of the Company. The Board of Directors also considers other matters of strategic importance to the Company. Subject to the powers reserved to the Board of Directors set out above, the Board of Directors has delegated the day-to-day business to the Senior Management of the Company. The Senior Management is responsible for the development and execution of the strategic and financial plans as approved by the Board of Directors. The Chief Executive Officer has special powers according to the Internal Regulations of Adecco S.A. and represents the overall interests of the Company vis-à-vis third parties.

3.7 Information and control instruments vis-à-vis Senior Management The Board of Directors’ instruments of information and control vis-à-vis Senior Management consist of the following main elements:
–	management information systems, which include the monthly reporting on performance, budget and the assessment of extraordinary events; and
–	Internal Audit, reporting to the Chairman of the audit committee, which includes regular reporting on risk management matters.

The CEO, or if so instructed by the CEO, the CFO, regularly informs the Co-Chairmen about all matters which are relevant for the exercise of the competencies of the Board of Directors and its committees. Extraordinary events have to be reported immediately in writing. In addition, the Chief Financial Officer provides to all members of the Board of Directors monthly detailed financial results and quarterly results of the Company within 20 to 30 working days following the end of each monthly reporting period or the end of each quarterly reporting period. Each member of the Board of Directors may ask the CEO or the CFO for information on the course of the business of the Company and on individual business transactions at any time. The Board of Directors supervises Senior Management and monitors its performance through reporting and controlling processes. Internal Audit assists the Board of Directors in exercising its controlling and supervisory duties.

92	Adecco Annual Report 2004

Back to Contents

Corporate Governance

4. Senior Management

4.1 Members of Senior Management
The following table sets forth the name, year of birth, year of entry to the Company, nationality, professional education, and principal positions of those individuals who served as members of Senior Management of the Company as of December 31, 2004, as well as those who joined through April 2005.

Jérôme Caille (1967)
–	Chief Executive Officer of the Company since April 2002.
–	French nationality.
–	Graduated from EM Lyon (Ecole de Management) France.
–	President of the Adecco Staffing division from October 2001 to December 2004. General Manager of Adecco Italy and Adecco Greece from 1997 to October 2001. Management positions with Adecco Spain from 1991 to 1997.

Jim Fredholm (1952)
–	Chief Financial Officer of the Company since June 2004.
–	U.S. nationality.
–	Graduated from the University of Texas in the U.S. with a Bachelor of Business Administration in Accounting and Finance. A U.S. Certified Public Accountant since 1981.
–	Previously with Deutsche Post World Net (“DPWN”), Mr. Fredholm served for seven years, most recently as Managing Director of the STAR Program, and Global Integration Officer of DHL. Chief Financial Officer of the Swiss listed global logistics group DANZAS from 1997 until 2002. Between 1987 and 1997, Mr. Fredholm worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield. Prior to 1987, Mr. Fredholm worked in the high-tech industry in several international finance roles based in Germany, the U.K. and the U.S.

Sergio Picarelli (1967)
–	President and Chief Operating Officer of Adecco Staffing division since December 2004.
–	Italian nationality.
–	Graduated with a degree in Business Administration from Bocconi University in Milan.
–	From 2001 to 2004, Head of Adecco Staffing Operations Central Europe; from 1997 to 2001 Chief Sales & Marketing Director, Adecco Italy, and from 1993 to1997 Chief Operating Officer of the Company’s subsidiary “Career Italia”.

Jean-Manuel Bullukian (1964)
–	President and Chief Operating Officer of the Ajilon Professional division since January 2005.
–	French nationality.
–	Holds a Master degree in Business Administration from ESSEC, France.
–	From 2002 to 2004, Global Head of Transformation Consulting Capgemini; from 2001 to 2002, European Head of Supply Chain Capgemini.

Ekkehard Kuppel (1962)
–	President and Chief Operating Officer of LHH Career Services division since February 2005.
–	German nationality.
–	Dr. oec. (University of St. Gallen), DEA (Paris Dauphine), Master in Engineering (University of Karlsruhe).
–	From 2002 to 2004, Managing Director KJ Jacobs AG, Zurich; from 2000 to 2002, CEO 20 Minuten Holding, Zurich; and from 1992 to 2000, Principal at McKinsey & Company, Buenos Aires and Munich.

Ray Roe (1945)
–	Chief Operating Officer of the Ajilon Staffing division from 2002 until January 2005 and Zone Manager North America since January 2004.
–	U.S. nationality.
–	Bachelor of Science degree from the United States Military Academy, West Point, and a Masters of Science in Systems Management from the University of Southern California, U.S.
–	From 2002 until January 2005, Mr. Roe was President of the Ajilon Professional division. He was appointed in January 2004 as Chief Operating Officer of the Company’s North American operations, then comprising the Adecco Staffing, Ajilon Professional and LHH Career Services divisions. From 1998 to 2002, Chief Operating Officer, Adecco Asia Pacific. From 1996 to 1998, Chief Operating Officer of LHH Career Services division. From 1993 to 1995, various executive functions in the USA LHH Career Services division.
–	Mr. Roe commenced his career with the U.S. Army, retiring as a Brigadier General in 1993 after 26 years. He is a Board member of JAG – Jobs for America’s Graduates.

Adecco Annual Report 2004	93

Back to Contents

Corporate Governance

Corporate Governance

The following previous members of Senior Management relinquished their function during the fiscal year 2004: Mr. Felix Weber (CFO of the Company), Mr. Andres Cano (Interim Chief Financial Officer of the Company), and Mr. Luis Sanchez de Leon (Chief Sales, Marketing and Business Development Officer of the Company).

4.2 Other activities and vested interests
Except those described in the above table, no further permanent management/consultancy functions for significant domestic or foreign interest groups and no official functions or political posts are held by the members of Senior Management of Adecco S.A.

4.3 Management contracts
There are no significant management contracts between the Company and external providers of services.

5. Compensation, shareholdings, and loans

5.1 The Company’s compensation philosophy
The Company’s compensation philosophy is based on a pay-for-performance concept. Accordingly, individual and business unit contributions to the Company’s success are important considerations. The Company’s compensation programs are designed to attract, retain, motivate, and reward employees in order to achieve the Company’s financial and strategic objectives and to ensure that the total compensation opportunity is internally equitable and externally competitive.
     The Company’s compensation program for Senior Management includes the following five key components:
–  base salary
–  short-term incentive (bonus)
–  long-term incentive
–  social charges, pension plan contributions, and fringe benefits
–  transitional arrangements (special conditions for assignments abroad)

The compensation of the Senior Management is proposed to the full Board of Directors for approval, based on the recommendation of the NCC.

Base salary: Annual base salary represents payments for performing the job and is determined based on local market conditions and the practices of the industry. It is the intention to pay a base salary that is in line with the market.
Short-term incentive: It is through the bonus system that managers can maximise their short-term earning potential. Only through increasing the Company’s profits and growth can managers maximise earning potential and therefore earn substantially more than their base compensation.
Long-term incentive: The key objective of long-term incentive programs is to ensure loyalty and reward excellence over a defined period. Currently, a restricted share-based long-term incentive program for 2005 through 2007 is being introduced. In previous years, a stock option based plan was utilised. The last stock option grant occurred in December 2003, and all stock options granted will remain outstanding until the earlier of exercise or expiry.
Social charges, pension plan contributions and fringe benefits: Payments and contributions are based on local regulations, market conditions, and the practices of the industry.
     In order to pay competitively, the Company reviews market conditions on a continuing basis. Numerous conditions impact how employees are paid, including geographic location, industry, competition, and general business climate. Pay conditions vary from country to country as business climate, cost of living, competition for jobs, and local industries vary. In order to pay competitively, the Company’s country organisations conduct annual local salary surveys and review country-specific economic data to determine their merit increase guidelines.

5.2 Compensation of acting members of governing bodies
(Board of Directors and Senior Management)
 The total of all compensation conferred during the fiscal year 2004 to the executive members of the Board of Directors and to Senior Management amounted to EUR 10.0 million. This amount includes honorariums (fees), salaries, credits, bonuses and benefits in kind (according to market value at time of conferral). The Board of Directors decided to confer to its members newly appointed in 2004 a full year’s compensation for the six months served during 2004, and the amount conferred to the non-executive members of the Board of Directors amounted to EUR 1.6 million. Bonus payments due in 2005 for the fiscal year 2004 are included and are based on the assumption of the bonus targets achieved.
     Individual compensation is presented in the table below.
     No additional payments were conferred during the fiscal year 2004 to members of the Board of Directors or to members of the Senior Management who gave up their position during the fiscal year 2004 or before.

94	Adecco Annual Report 2004

Back to Contents

Corporate Governance

in EUR Name and position	Term of office in 2004	Base salary	Bonus	Other	Total

Current members of the Board of Directors:

Philippe Foriel-Destezet
Board member, Co-Chairman	Full year 2004				0

Klaus J. Jacobs
Board member, Co-Chairman	Since June 29, 2004				0

Jürgen Dormann
Board member	Since June 29, 2004	194,365			194,365

Philippe Marcel
Executive Board member	Full year 2004	310,984		3,239	314,223

Francis Mer
Board member	Since June 29, 2004	291,547			291,547

Thomas O’Neill
Board member	Since June 29, 2004	194,365			194,365

David Prince
Board member	Since June 29, 2004	194,365			194,365

Peter V. Ueberroth
Board member	Since June 29, 2004	291,547			291,547

Jakob Baer
Board member	Since October 1, 2004	291,547			291,547

Former members of the Board of Directors:

Miguel Alfageme
Executive Board member	Until June 29, 2004	100,422		24,231	124,653

John Bowmer
Executive Board member	Until June 29, 2004	1,212,680	2,026,380	25,874	3,264,934

Christian Jacobs[2]
Board member	Until June 29, 2004	24,566			24,566

Conrad Meyer[3]
Board member	Until June 29, 2004	34,014			34,014

Yves Perben[3]
Board member	Until June 29, 2004	34,014			34,014

Andreas Schmid[2]
Board member	Until June 29, 2004	24,566			24,566

Ernst Tanner[2]
Board member	Until June 29, 2004	24,566			24,566

Members of Senior Management:

Jérôme Caille
CEO and	Full year 2004	971,824	1,623,910	165,858	2,761,592
COO Adecco Staffing	Until December 2, 2004

Jim Fredholm
CFO	Since June 1, 2004	205,973	155,492	50,146	411,611

Sergio Picarelli[1]
COO Adecco Staffing	Since December 2, 2004	29,047	21,758	648	51,453

Andres Cano[1]
Interim CFO	February to May 2004	99,342	163,699	26,848	289,889

Steve Harrison[1]
COO LHH Career Services	Until February 2004	46,486	13,474	5,291	65,251

Ray Roe
COO Ajilon Professional	Until December 2004	424,438	1,302,240	58,209	1,784,887

Luis Sanchez de Leon[1]
Chief Sales, Marketing and
Business Development Officer	Until July 2004	186,266	139,295		325,561

Felix Weber
CFO	Until January 2004	534,503		90,315	624,818

[1]	Compensation received in the fiscal year 2004 for activities as member of the Senior Management only, i.e. excluding compensation received in relation to other positions prior or after such activity as member of the Senior Management.
[2]	Compensation for fiscal year 2004; total individual remuneration for the office period from Annual General Meeting of Shareholders April 16, 2003 to Annual General Meeting of Shareholders June 29, 2004, amounted to EUR 84,224.
[3]	Compensation for fiscal year 2004; total individual remuneration for the office period from Annual General Meeting of Shareholders April 16, 2003 to Annual General Meeting of Shareholders June 29, 2004, amounted to EUR 116,618.

Adecco Annual Report 2004	95

Back to Contents

Corporate Governance

Corporate Governance

5.3 Compensation of former members of governing bodies (Board of Directors and Senior Management)
No compensation payments were made to former members of governing bodies.

5.4 Shares allocated
It is planned that approximately EUR 0.8 million of the bonus due to CEO Jérôme Caille will be paid in restricted Adecco S.A. shares. Such amount is included in the table in section 5.2 “Compensation of acting members of governing bodies (Board of Directors and Senior Management)”. There were no other shares allocated to individuals.

5.5 Share ownerships
As of December 31, 2004, the members of the Senior Management and the executive members of the Board of Directors (including closely linked parties) held 133,550 shares of Adecco S.A. and the non-executive members of the Board of Directors (including closely linked parties) held 8,621,587 shares of Adecco S.A. Not included in these figures are the shares held by Akila Finance S.A., which is owned and controlled by Philippe Foriel-Destezet, and the shares held by KJ Jacobs AG. Former members of the Company’s Board of Directors, Christian Jacobs and Conrad Meyer, were members of the Board of Directors of KJ Jacobs AG.

5.6 Stock options held
Total of stock options granted to, exercised by, and lapsed from executive members of the Board of Directors and Senior Management since the merger of Adia and Ecco in 1996 and held by these individuals as of December 31, 2004, are presented in the table below:

Year of grant	Last year of expiry	Strike price (CHF)	Granted	Exercised	Lapsed	Held

1997	2006	43.00	33,700	(28,040)	–	5,660

1998	2008	53.50	436,000	(164,500)	–	271,500
		66.70	10,000	(8,000)	–	2,000

1999	2008	102.20	355,300	–	(1,300)	354,000

2000	2011	108.00	11,000	–	–	11,000

2001	2011	85.27	805,000	(70,000)	–	735,000

2002	2010	109.50	200,000	–	–	200,000
		88.20	100,000	–	–	100,000
		60.00	502,500	(13,000)	–	489,500

2003	2011	60.00	100,000	–	–	100,000

2004	n.a.	n.a.	–	–	–	–

Total			2,553,500	(283,540)	(1,300)	2,268,660

As of December 31, 2004, the number of stock options held by the individual executive members of the Board of Directors and Senior Management are as follows:

Philippe Marcel	Executive member of Board of Directors	633,800

Jérôme Caille	CEO	692,800

Sergio Picarelli	COO Adecco Staffing	264,860

Steve Harrison	COO LHH Career Services	330,200

Ray Roe	COO Ajilon Professional	347,000

Total		2,268,660

No other excutive members of the Board of Directors and no other members of Senior Management held stock options as of December 31, 2004. Further, the non-executive members of the Board of Directors have not been granted and did not hold stock options during 2004 or as of December 31, 2004, respectively.
     One option entitles the holder to purchase one Adecco S.A. share under the conditions as outlined in the respective plan.
     Options shown as “held” in the tables above are included as part of the total options outstanding presented in the table appearing in section 2.7 “Convertible notes and options”.
     For additional information on stock options, see section 2 "Capital structure".

96	Adecco Annual Report 2004

Back to Contents

Corporate Governance

5.7 Additional fees and remunerations
 No additional fees (including consultancy honorariums (fees), other contracts/agreements) or other remuneration for services performed during 2004 were conferred by the Company to members of the Board of Directors and closely linked parties or to members of Senior Management and closely linked parties.

5.8 Loans granted to governing bodies (Board of Directors, Senior Management, closely linked parties)
 The Company, for 2004, has no guarantees or loans outstanding or advances or credits granted to members of the Board of Directors or to members of Senior Management, including parties closely linked to such persons.

5.9 Highest total sum of compensations and stock option allotments conferred to a member of the Board of Directors during 2004
The highest total sum of compensation conferred to a member of the Board of Directors during 2004 amounted to EUR 3.3 million. Neither shares nor stock options were allotted to members of the Board of Directors during 2004.

6. Shareholders’ rights

See also the Articles of Incorporation (Internet: www.aoi.adecco.com).

Information rights
Swiss law allows any shareholder to obtain information from the Board of Directors during the General Meeting of Shareholders provided no preponderant interests of the Company, including business secrets, are at stake and the information requested is required for the exercise of shareholders’ rights. Shareholders may only obtain access to the books and records of the Adecco S.A. if authorised by the Board of Directors or the General Meeting of Shareholders. Should Adecco S.A. refuse to provide the information requested, shareholders may seek a court order to gain access to such information. In addition, if the shareholders’ inspection and information rights prove to be insufficient, each shareholder may petition the General Meeting to appoint a special commissioner who shall examine certain specific transactions or any other facts in a so-called special inspection. If the General Meeting approves such a request, Adecco S.A. or any shareholder may within 30 days ask the court of competent jurisdiction at the Adecco S.A.’s registered office to appoint a special commissioner. Should the General Meeting deny such a request, one or more shareholders who hold at least 10% of the equity capital, or shares with an aggregate nominal value of at least CHF 2 million, may petition the court of competent jurisdiction to appoint a special commissioner. Such request must be granted and a special commissioner appointed if such court finds prima facie evidence that the Board of Directors breached the law or did not act in accordance with Adecco S.A.’s Articles of Incorporation. The costs of the investigation are generally allocated to Adecco S.A. and only in exceptional cases to the petitioner(s).

Dividend payment
Swiss law requires that Adecco S.A. retains at least 5% of its annual net profits as general reserves until such reserves cover 20% of Adecco S.A.’s nominal paid-in share capital (Art. 671 sec. 1. CO). Any remaining net profits may be distributed as dividends, pursuant to a shareholders’ resolution. A claim for payment of dividends declared is time-barred after a period of five years.
     The payment and amount of dividends on Adecco S.A. shares are subject to the recommendation of Adecco S.A.’s Board of Directors and the approval of the holders of Adecco S.A. shares at the General Meeting of Shareholders. The method for determining the amounts of capital, reserves, and retained earnings for purposes of determining allowable dividend or retention of reserves is fixed in accordance with Swiss law.

Liquidation and dissolution
The Articles of Incorporation do not limit Adecco S.A.’s duration.
     Adecco S.A. may be dissolved and liquidated at any time by a resolution of a General Meeting of Shareholders taken by at least two-thirds of the votes allocated to all issued shares (Art. 27 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Under Swiss law, Adecco S.A. may also be dissolved by a court order upon the request of holders of Adecco S.A. shares representing at least 10% of Adecco S.A.’s share capital who assert significant grounds for the dissolution of Adecco S.A. The court may also grant other relief. The court may at all times upon request of a shareholder or obligee decree the dissolution of Adecco S.A. if the required corporate bodies are missing. Adecco S.A. may also be dissolved by adjudication of bankruptcy.
     Swiss law requires that any net proceeds from a liquidation of Adecco S.A., after all obligations to its creditors have been satisfied, be used first to repay the nominal equity capital of Adecco S.A. Thereafter, any remaining proceeds are to be distributed to the holders of Adecco S.A. shares in proportion to the nominal value of those Adecco S.A. shares.

Adecco Annual Report 2004	97

Back to Contents

Corporate Governance

Corporate Governance

Further capital calls by Adecco S.A.
Adecco S.A.’s share capital is fully paid up. Hence, the shareholders have no liability to provide further capital to Adecco S.A.

Pre-emptive rights
Under Swiss law, holders of Adecco S.A. shares have pre-emptive rights to subscribe to any issuance of new Adecco S.A. shares in proportion to the nominal amount of Adecco S.A. shares held by that holder. A resolution adopted at a General Meeting with a supermajority may suspend these pre-emptive rights for significant and material reasons only. Pre-emptive rights may also be excluded or limited in accordance with Adecco S.A.’s Articles of Incorporation (Internet: www.aoi.adecco.com).

6.1 Voting rights and representation restrictions
For further details see section 2.6 “Limitations on registration, nominee registration, and transferability”.
      Pursuant to the Articles of Incorporation, a shareholder may be represented by (i) the shareholder’s legal representative, (ii) a third person who need not be a shareholder with written proxy, (iii) a corporate body of Adecco S.A., (iv) an independent proxy, or (v) a depository (Art. 17 sec. 2 of the Articles of Incorporation). At a General Meeting of Shareholders, votes are taken by poll.

6.2 Legal and statutory quorums
There is no provision either in the Articles of Incorporation or under Swiss law requiring a quorum to be present for a General Meeting of Shareholders except for the one according to Art. 27 of the Articles of Incorporation and those implemented in the new Merger Act. The General Meeting shall constitute a quorum regardless of the number of present and regardless of the number of shares represented (Art. 18 sec. 1 of the Articles of Incorporation; Internet: www.aoi.adecco.com). Holders of an absolute majority of the Adecco S.A. shares represented in the General Meeting must vote in favour of a resolution in order for such a resolution to be adopted. In addition, based on the Articles of Incorporation, in order to adopt resolutions regarding:
–	changes to Adecco S.A.’s corporate purposes;
–	the creation of shares with privileged voting rights;
–	restrictions on the transferability of registered shares;
–	an authorised or conditional increase in Adecco S.A.’s equity capital;
–	an increase in Adecco S.A.’s equity capital by recourse to equity, against contribution in kind, or for the acquisition of assets and the granting of special benefits;
–	restriction or elimination of subscription rights;
–	relocation of Adecco S.A.’s domicile; or
–	dissolution of Adecco S.A. without liquidation.

Holders of at least two-thirds of the votes represented and the absolute majority of the par value of the Adecco S.A. shares represented at such General Meeting must vote in favour of such resolutions.
     There are no quorums in Adecco S.A.’s Articles of Incorporation which require a greater majority than that set out by applicable law with the following exceptions: (a) the quorum for a dissolution of Adecco S.A. without liquidation in case of a simplified merger based on the Merger Act and (b) at least a two-thirds majority of the votes allocated to all issued shares is required for the adoption of a resolution concerning the dissolution of the company (see Art. 27 of the Articles of Incorporation; Internet: www.aoi.adecco.com).
     In addition to the powers described above, the General Meeting has the power to vote on amendments to Adecco S.A.’s Articles of Incorporation (including the conversion of registered shares to bearer shares), to elect the directors, the statutory auditors and any special auditor for capital increases, to approve the Annual Report, including the statutory financial statements and the annual group accounts, and to set the annual dividend. In addition, the General Meeting has competence in connection with the special inspection and the liquidation of Adecco S.A.

6.3 Convocation of the General Meeting of Shareholders
Notice of a General Meeting of Shareholders must be provided to the shareholders by publishing a notice of such meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamts-blatt”) at least 20 days before the meeting. The notice must state the items on the agenda and the proposals of the Board of Directors and the shareholders who demanded that a General Meeting be called or asked for items to be put on the agenda. Admission to the General Meeting is granted to any shareholder being registered in Adecco S.A.’s share register at a certain date, which will be published together with the invitation to the General Meeting in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”).

98	Adecco Annual Report 2004

Back to Contents

Corporate Governance

6.4 Agenda
Under Swiss corporate law, an ordinary General Meeting of Shareholders shall be held within six months after the end of each fiscal year. Extraordinary General Meetings of Shareholders may be called by the Board of Directors or, if necessary, by the statutory auditors. In addition, an extraordinary General Meeting of Shareholders may be called by a resolution of the shareholders adopted during any prior General Meeting of Shareholders or, at any time, by holders of shares representing at least 10% of the share capital.
     The Swiss Code of Obligations (CO) is applicable to the right to request that a specific item be put on the agenda of a General Meeting of Shareholders and discussed and voted upon. Holders of Adecco S.A. shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be discussed and voted upon at the next General Meeting.

6.5 Registration in the share register
Shareholders will be registered in the share register of Adecco S.A. until the date defined in the invitation to a General Meeting of Shareholders to be published in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”). Only shareholders, who hold shares registered in the share register, or their representatives, are entitled to vote. There are no rules regarding the granting of exemptions from the above deadline.

7. Changes of control and defence measures

7.1 Duty to make an offer
The Articles of Incorporation of Adecco S.A. do not contain opting-up or opting-out clauses in the sense of Art. 22 and 32 Federal Act on Stock Exchanges and Securities Trading (“SESTA”). Therefore, pursuant to the applicable provisions of the Federal Act on Stock Exchanges and Securities Trading (“SESTA”), if any person acquires shares of Adecco S.A., whether directly or indirectly or acting together with another person, which, added to the shares already owned, exceed the threshold of 33 1 / 3 % of the voting rights of Adecco S.A., irrespective of whether the voting rights are exercisable or not, that person must make an offer to acquire all of the listed equity securities of Adecco S.A. There is no obligation to make a bid under the foregoing rules if the voting rights in question are acquired as a result of a donation, succession or partition of an estate, a transfer based upon matrimonial property law, or execution proceedings or if an exemption is granted.
     Adecco S.A.’s Articles of Incorporation do not contain any provisions other than those mentioned in this report (see section 2.6 “Limitations on registration, nominee registration and transferability”) that would have an effect of delaying, deferring or preventing a change in control of Adecco S.A.

7.2 Change of control clause
There are no change of control clauses in favour of Board of Director members or members of management in place.

Adecco Annual Report 2004	99

Back to Contents

Corporate Governance

Corporate Governance

8. Auditors

The Annual General Meeting of Shareholders of Adecco S.A. elects the statutory auditor and the group auditor each year. On June 29, 2004, the General Meeting of Shareholders elected Ernst & Young AG, Zurich, as statutory auditor and group auditor of the Company for 2004.
     Ernst & Young AG’s lead auditor, Jan Birgerson, has taken over the mandate for 2004, as of the AGM of June 29, 2004, from Mike Sills, who previously was lead auditor at Ernst & Young and at Adecco’s former auditors and had supervised the audit of Adecco S.A.’s statutory financial statements and the Company’s consolidated financial statements since 1999.
     The total fee for the group audit of the Company and for the statutory audits of the Company subsidiaries for the fiscal year 2004 amounted to EUR 18.7 million.
For the fiscal year 2004, additional fees of EUR 0.7 million were charged for:
–	audit-related services EUR 0.6 million, such as consultation on accounting issues and Sarbanes-Oxley compliance as well as financial due diligence on potential acquisitions;
–	tax services EUR 0.1 million, such as tax compliance, tax advice, and tax-planning services; and,
–	other services were not significant.

The AC oversees the Company’s financial reporting process on behalf of the Board of Directors. In this capacity, the AC discussed together with the independent auditors, the conformity of the Company’s financial statements with U.S. generally accepted accounting principles. The independent auditors are responsible for expressing an opinion on the conformity of those financial statements in accordance with U.S. generally accepted accounting principles. Further, the independent auditors are required, under the auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), to discuss with the AC their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and other related matters. In addition, the AC has discussed with the independent auditors the auditor’s independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of non-audit services with the auditors’ independence.
     Additionally, the AC discussed with the Company’s independent auditors the overall scope and plans for the audit of the Company. The AC also had meetings with the independent auditors, with and without management present, to discuss the results of their examinations, and the overall quality of the Company’s financial reporting.

9. Information policy

Adecco S.A. Annual General Meeting of Shareholders
The Annual General Meeting of Shareholders for the fiscal year 2004 is planned to be held on May 26, 2005, at the Hôtel Beau-Rivage Palace in Lausanne, Switzerland. The venue details will be published in the “Swiss Official Gazette of Commerce” (“Schweizerisches Handelsamtsblatt”) at least 20 days before the meeting.
Adecco S.A. provides quarterly media releases on the Company’s consolidated and divisional results.

Further information
For further information, see the contact addresses as listed on the back cover of the Annual Report, Financial Review and Corporate Governance (Internet: http://contacts.adecco.com).
     Adecco S.A. is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, Adecco S.A. files reports and other information with the U.S. Securities and Exchange Commission (“SEC”). These materials, including this Annual Report, may be inspected and copied at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of these materials can be obtained from the SEC upon the payment of certain fees prescribed by the SEC. For further information, see www.sec.gov, a web site maintained by the SEC.

100	Adecco Annual Report 2004

Back to Contents

Board of Directors

From left to right:
Jürgen Dormann, Jakob Baer, Philippe Marcel, Klaus J. Jacobs, Peter V. Ueberroth, Philippe Foriel-Destezet, Thomas O’Neill, Francis Mer, David Prince

Adecco Annual Report 2004	101

Back to Contents

Argentina	Czech Republic	Guatemala	Martinique	Portugal	Sweden
Australia	Denmark	Hong Kong	Mexico	Puerto Rico	Switzerland
Austria	Dominican Republic	Hungary	Monaco	Réunion	Taiwan
Belgium	Ecuador	India	Morocco	Romania	Thailand
Bolivia	Estonia	Indonesia	Netherlands	Russia	Tunisia
Brazil	Finland	Ireland	New Caledonia	Singapore	Turkey
Canada	France	Israel	New Zealand	Slovak Republic	UK
Chile	French Guiana	Italy	Norway	Slovenia	Uruguay
China	French Polynesia	Japan	Panama	Saint Martin	USA
Colombia	Germany	Lithuania	Peru	South Africa	Venezuela
Costa	Rica Greece	Luxembourg	Philippines	South Korea
Croatia	Guadeloupe	Malaysia	Poland	Spain

Back to Contents

Argentina*	Denmark*	New Zealand*	Spain	Australia	Portugal
Australia	Finland*	Norway*	Sweden*	Belgium	Spain
Austria*	France	Peru*	Switzerland	Canada	Sweden
Belgium*	Germany	Poland	Turkey	France	Switzerland
Bulgaria*	Greece	Portugal*	UK*	Ireland	UK
Brazil*	Hungary	Puerto Rico*	USA	Italy	USA
Canada*	Ireland*	Russia*	Venezuela*	Japan
Chile*	Israel*	Singapore		Luxembourg
China	Italy*	Slovak Republic	*global partners /	New Zealand
Colombia*	Japan	Slovenia	correspondent	Netherlands
Costa Rica*	Mexico*	South Africa*	firms	Norway
Czech Republic	Netherlands	South Korea

Back to Contents

Board of Directors
Jakob Baer	Member of the Board of Directors and Corporate Governance
Committee, Chairman of the Audit Committee

Jürgen Dormann	Member of the Board of Directors and Nomination
& Compensation Committee

Philippe Foriel-Destezet	Co-Chairman of the Board of Directors

Klaus J. Jacobs	Co-Chairman of the Board of Directors

Philippe Marcel	Member of the Board of Directors

Francis Mer	Member of the Board of Directors and Nomination & Compensation
Committee, Chairman of the Corporate Governance Committee

Thomas O’Neill	Member of the Board of Directors and Audit Committee

David Prince	Member of the Board of Directors, Audit Committee,
and Corporate Governance Committee

Peter V. Ueberroth	Member of the Board of Directors and Chairman
of the Nomination & Compensation Committee

Senior Management
Jérôme Caille	Chief Executive Officer

Jim Fredholm	Chief Financial Officer
Sergio Picarelli	President and COO Adecco Staffing division
Jean-Manuel Bullukian	President and COO Ajilon Professional division
Ekkehard Kuppel	President and COO LHH Career Services division

Group Executive Management
Gonzalo Fernández-Castro	Chief Marketing & Communications Officer
Thomas Flatt	Chief HR Officer
Franco Gianera	Chief Information Officer
Tundé Johnson	Chief Compliance and Business Ethics Officer*

Mark Du Ree	Zone Manager Asia Pacific
Richard MacMillan	Zone Manager United Kingdom, Ireland, South Africa and India
Gilles Quinnez	Zone Manager France, Belgium, Luxembourg, Switzerland and N. Africa
Ray Roe	Zone Manager North America
Enrique Sánchez	Zone Manager Central Europe, Iberia and Latin America

*Reports to the Corporate Governance Committee

Auditors
Ernst & Young AG, Zurich, Switzerland

Back to Contents

Addresses

Registered office
Adecco S.A. (Holding)
CH – 1275 Chéserex

Contact details: Adecco management & consulting S.A. Sägereistrasse 10 P.O. Box CH – 8152 Glattbrugg T. + 41 44 878 88 88 F. + 41 44 829 88 88

Corporate Communications T. + 41 44 878 88 32 F + 41 44 829 88 39 press.office@adecco.com

Investor Relations T. + 41 44 878 88 88 F + 41 44 829 88 88 investor.relations@adecco.com http://investor.adecco.com

Adecco on the Internet http://www.adecco.com

Ajilon on the Internet http://www.ajilon.com

Lee Hecht Harrison on the Internet http://www.lhh.com